




CLARICA
A Sun Life Financial Company

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Annual Report 2002

www.sunlife.com

Sun Life Financial

The Story Behind Our Values

WHO WE ARE

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2002, the Sun Life Financial group of companies has total assets under management of CDN$360.6 billion. Sun Life Financial Services of Canada Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol "SLF".

OUR MISSION: TO PROVIDE LIFETIME FINANCIAL SECURITY

We are in business to help people achieve and maintain the peace of mind that comes from having in place sound financial solutions that will evolve and adapt to their changing needs throughout their lifetimes. We accomplish this mission by providing innovative, customer-focused protection and wealth management products and services to individuals directly, or as members of the savings, pension and retirement plans we offer through their employers.

OUR VISION: TO BE AN INTERNATIONAL LEADER IN WEALTH MANAGEMENT AND PROTECTION

We aim to be the leader in the markets in which we choose to compete. We will accomplish this by standing out on the international stage as an organization whose operational excellence and integrity are second to none. We will prove our excellence in everything we do: by designing, selecting and distributing superior products and services, by focusing on our customers and by measured growth through strategic acquisitions and judicious expansion.

OUR VALUES:

Integrity

We aspire to the highest standards of business ethics and good governance.

Excellence

We pursue operational excellence through the people we employ, constant innovation, superior service and value-based risk management.

Customer Focus

We always work with the customers' interest in mind, and partner with them directly or through their employers to provide sound financial solutions over their lifetimes.

Building Value

Everything we do, from the products and services we offer to the way in which we deliver them, adds value for our customers and builds value for our stakeholders.

Financial Highlights

OVERVIEW

As at, or for the year ended, December 31

	2002		2001	
(in millions)	CDN$	US$	CDN$	US$
Shareholders' Net Income				
– Operating	1,260	797	872	548
– Reported	998	632	882	555
Revenue	23,101	14,621	16,815	10,575
Total Assets Under Management	360,600	228,228	351,747	221,225
Exchange Rate (as at December 31)		1.58		1.59

ASSETS UNDER MANAGEMENT

As at December 31 (CDN $billions)


98
250.6
99
301.3
00
328.5
01
351.7
02
360.6
General Funds
Segregated Funds
Mutual and Other Funds

TOTAL CAPITAL

As at December 31 (CDN $millions)


98
7,775
99
7,294
00
8,166
01
10,405
02
19,139
Subordinated Debt
Hybrid Securities*
Equity/Surplus

* Includes Cumulative Capital Securities, Sun Life ExchangEable Capital Securities and preferred shares issued by Sun Life Assurance Company of Canada.

REVENUE

For the year ended December 31 (CDN $billions)


98
13.7
99
15.7
00
16.5
01
16.8
02
23.1

SHAREHOLDERS' NET INCOME – OPERATING

For the year ended December 31 (CDN $millions)


98
719
99
649
00
792
01
872
02
1,260

REVENUE BY BUSINESS SEGMENT

For the year ended December 31, 2002


Canada – 28%
U.S. – 52%
MFS – 9%
U.K. – 8%
Asia – 3%

REVENUE BY INDUSTRY

For the year ended December 31, 2002


Wealth Management – 57%
Protection – 43%

Letter to Shareholders



DONALD A. STEWART
Chairman & Chief Executive Officer

Sun Life Financial achieved respectable operating results for 2002 in the face of declining capital markets and difficult business conditions. Shareholders' net income for the year was $998 million, an increase of 13.2 per cent from the $882 million earned in 2001. Operating earnings per share were $2.32, an increase of 12.6 per cent over the $2.06 earned in 2001.

We completed the most significant transaction in our 138-year history in 2002 as we welcomed the shareholders, policyholders and employees of Clarica Life Insurance Company into the Sun Life Financial organization. This landmark combination created a much stronger organization, with enhanced products, expanded distribution power, greater management depth and lower cost structures. The Clarica integration is on schedule and has achieved its interim performance objectives. We remain confident that integration will be successfully completed by the end of this year. Further information on the status of the Clarica integration can be found on page 9.

Another key strategic initiative in 2002 resulted in Sun Life Financial's acquisition of a significant interest in CI Fund Management Inc., one of Canada's largest mutual fund managers. We expect this strategic repositioning in the Canadian wealth management business to serve us well going forward.

I reported to you last year on the acquisition of Keyport Life Insurance Company and Independent Financial Marketing Group in the United States. Both of those companies have made very positive contributions in 2002, strengthening our strategic positioning in the important U.S. annuities market and adding to financial returns. Additional details appear in the following pages of this report.

Our goal is to achieve sufficient scale in the focused businesses in which we choose to compete. With competitive scale we can invest more effectively in product development, technology, marketing and distribution capabilities. We expect to continue to pursue selective acquisitions in the consolidating North American financial services sector consistent with our disciplined objectives for strategic fit and financial return.

Our North American growth strategy complements management's long-term focus on expanding our presence in some of the world's most promising markets, which includes our strategic investments in India and China. Our intent is to build these operations in tandem with the growing demand for household financial planning in these emerging markets. Early signs of attractive revenue growth from these emerging businesses have been encouraging.

Operational excellence is the key to superior organic growth. Innovation, discipline, strong brands, competitive products and outstanding customer service are all areas in which we must maintain world-class capabilities. At Sun Life Financial, we have made a specific commitment to three distinctive capabilities: people and performance management, value-based risk management and "internationalization", or maximizing the advantages of the geographic diversity and scale of our operations. You will hear more from us on these capabilities going forward.



I encourage you to review the Risk Management section of our Management's Discussion and Analysis, where you will find an overview of our enterprise-wide risk management framework. Our risk identification program, market risk tolerance limits, earnings-at-risk measurement model and other management tools and policies provide a brief overview of our focus on understanding and managing the risks inherent in our businesses. We are continually evolving these tools under the guidance of the Risk Review Committee of the Board, which deals exclusively with matters of risk and compliance within the organization.

Much has been said and written about the financial scandals that have destroyed billions of dollars of shareholder wealth and rocked public trust in markets and corporate leadership. At Sun Life Financial, we know that it is a privilege to play a role in helping individuals and their families to achieve financial security. We are committed to the highest standards of business conduct and integrity. In the end, of course, it is our actions rather than our words by which we will be judged. We will work to earn the trust of our customers and stakeholders every day.

An important contribution to maintaining leadership in the marketplace has been our ability to attract and retain a talented and energetic workforce of committed employees. Sun Life Financial is proud to have been selected as one of Canada's top 100 employers for its industry leadership in 2002. I would like to thank our employees, whose commitment and hard work have helped to strengthen our organization through a very challenging year.

On April 3, 2003, we announced that William W. Stinson, Lead Director of Sun Life Financial, would be appointed Chairman of the Board immediately following the Annual Meeting on June 4, 2003. I have appreciated the advice and guidance I have received from Bill over the past four years in his capacity as Lead Director, and I look forward to continuing our working relationship.

We thank our customers and shareholders, whose ongoing support has enabled Sun Life Financial to achieve its current position. We will continue to work hard to build value.

Donald A. Stewart
Chairman & Chief Executive Officer

A Message from the Lead Director



WILLIAM W. STINSON
Lead Director

I am pleased to have this opportunity to write to you on behalf of the Board of Directors of Sun Life Financial.

The role of Boards of Directors in the oversight of public companies has been the focus of much recent debate. Public confidence in the ability or willingness of boards to provide leadership in governance has been eroded. Shareholders and other stakeholders are demanding increased accountability, either directly or through regulatory or policy initiatives.

Sun Life Financial is committed to honouring its promises to its customers and delivering long-term value to shareholders. We know that the corporation can only deliver on these commitments in today's business environment if the corporation maintains world-class standards of operational accountability and integrity at all levels. We believe strongly that it does. Our fully engaged Board will continue to play an active part in ensuring that this remains the case.

Immediately following the Annual Meeting on June 4, 2003, I will assume the role of Chairman of the Board of Sun Life Financial. We believe strongly that our structure of governance has served us well and been effective. However, it has become clear that support for combining these roles has significantly decreased. Separating the roles of the Chairman and Chief Executive Officer demonstrates our ongoing commitment to the highest standards of corporate governance. I look forward to building on my long association with Sun Life Financial and to working with Don and the other Board members to continue our successful progress as a public company.

Dian N. Cohen, CM, LLD and The Honourable Donald S. Macdonald PC, CC retired from the Board of Directors at the 2002 Annual Meeting. Mr. Macdonald served as a director for 11 years and Ms. Cohen served as a director for six years. I wish to extend my sincere thanks to Dian and Donald for their outstanding contributions to the stewardship of Sun Life Financial.

The Board was strengthened in 2002 by the election of six new Directors: Robert M. Astley – President, Sun Life Financial Canada, David A. Ganong – President, Ganong Bros. Limited, Germaine Gibara, CFA – President, Avvio Management Inc., Krystyna T. Hoeg, CA – President and Chief Executive Officer, Corby Distilleries Limited, Idalene F. Kesner – Frank P. Popoff Chair of Strategic Management, Kelley School of Business, Indiana University and C. James Prieur – President and Chief Operating Officer. I am delighted to welcome these new directors to the Board.

I would also like to take this opportunity on behalf of the Board of Directors to congratulate and thank the management and employees of Sun Life Financial for their achievements during 2002.



William W. Stinson
Lead Director

Board of Directors



BACK ROW

1 JOHN D. MCNEIL, CFA ❊
Chairman
Fairmont Hotels &
Resorts Inc.
Toronto, Ontario

2 DAVID A. GANONG ❍ ✢
President
Ganong Bros. Limited
St. Stephen, New Brunswick

3 MADELEINE M. PAQUIN ❍
President &
Chief Executive Officer
Logistec Corporation
Montreal, Quebec

4 RONALD W. OSBORNE, FCA ❒ ❖ ✢
President &
Chief Executive Officer
Ontario Power
Generation Inc.
Toronto, Ontario

5 DAVID G. VICE ❍
Corporate Director
Mississauga, Ontario

6 WILLIAM R. FATT ✢ ❊
Chief Executive Officer
Fairmont Hotels &
Resorts Inc.
Toronto, Ontario

7 KRYSTYNA T. HOEG, CA ❒ ❖
President &
Chief Executive Officer
Corby Distilleries Limited
Toronto, Ontario

8 STANLEY H. HARTT, OC, QC ❒ ❖ ❊
Chairman
Citigroup Global Markets
Canada Inc.
Toronto, Ontario

9 SIR BOB REID ❒ ❖ ❊
Deputy Governor
Bank of Scotland
London, England

10 W. VICKERY STOUGHTON ✢
Chairman &
Chief Executive Officer
Careside, Inc.
Los Angeles, California

FRONT ROW

11 BERTIN F. NADEAU ❍ ❊
Chairman &
Chief Executive Officer
GescoLynx Inc.
Montreal, Quebec

12 GERMAINE GIBARA, CFA ❍ ❊
President
Avvio Management Inc.
Montreal, Quebec

13 ROBERT M. ASTLEY
President
Sun Life Financial Canada
Waterloo, Ontario

14 WILLIAM W. STINSON ❍ ✢
Lead Director
Toronto, Ontario

15 DONALD A. STEWART
Chairman &
Chief Executive Officer
Toronto, Ontario

16 IDALENE F. KESNER ❒ ❖
Frank P. Popoff Chair
of Strategic Management
Kelley School of Business,
Indiana University,
Bloomington, Indiana

17 C. JAMES PRIEUR
President &
Chief Operating Officer
Toronto, Ontario

18 JAMES C. BAILLIE ❒ ❖ ✢
Counsel
Torys LLP
Toronto, Ontario



1 2 3 4 5 6 7 8 9 10
11 12 13 14 15 16 17 18

BOARD OF DIRECTORS
as at December 31, 2002

All directors of Sun Life Financial Services of Canada Inc. are also directors of Sun Life Assurance Company of Canada.

BOARD COMMITTEE MEMBERSHIP:
❒ Audit Committee
❖ Conduct Review Committee
❍ Governance Committee
✢ Management Resources Committee
❊ Risk Review Committee

Board Governance



Sun Life Financial's corporate governance structure and practices are designed to strengthen the ability of the Board of Directors to oversee the management of the organization and ensure the integrity and transparency of financial reporting, thereby fostering the creation of long-term shareholder value.

The organization's governance system is consistent with The Toronto Stock Exchange Guidelines for Effective Corporate Governance, including revisions to the TSX Guidelines that were proposed in 2002. Sun Life Financial's governance model is also consistent with Guidelines issued in January 2003 by the Office of the Superintendent of Financial Institutions for Effective Corporate Governance in Federally Regulated Financial Institutions. The Board will continue to review and amend its corporate governance practices to respond to new standards.

Point-by-point comparison to the TSX Guidelines and with certain New York Stock Exchange proposals is contained in the Management Information Circular issued in connection with the 2003 Annual Meeting. Board and Board Committee Charters are posted on the Sun Life Financial Web site: www.sunlife.com.

STEWARDSHIP RESPONSIBILITIES

The Board has approved a written Charter that outlines the Board's overall stewardship responsibilities. These responsibilities include the selection, evaluation and compensation of the Chief Executive Officer and other senior executives, succession planning for these positions, approving strategic plans and monitoring performance against these plans, approving the risk management framework for the enterprise, approving material transactions and reviewing the financial performance and condition of Sun Life Financial. Board and Board Committee meeting agendas are structured to allow the Board to discuss these matters at every regularly scheduled meeting. The Board has also clearly outlined matters that require Board approval and those that have been delegated to the Chief Executive Officer and management.

LEADERSHIP

William W. Stinson, the Lead Director, provides independent leadership to the Board of Directors. During 2002, the Board reviewed its leadership structure and increased the duties and responsibilities of the Lead Director. Immediately following the 2003 Annual Meeting, William W. Stinson will be appointed Chairman of the Board.

COMPOSITION

The strength of the Board depends on the background, skills and experience of its members. The Board of Directors has adopted a written standard of Director attributes that each Director must consider in evaluating his or her participation on the Board and which are used as the basis of an annual peer review evaluation. The Governance Committee bases its recommendations for Director nominees on these criteria.

The Board was strengthened by the addition of six new directors in 2002, primarily as a result of the combination transaction with Clarica Life Insurance Company. As at December 31, 2002, the Board consisted of 18 directors. These directors also serve as the Board of the operating subsidiary, Sun Life Assurance Company of Canada.

Three of the directors are "related" Management Directors, Donald A. Stewart, C. James Prieur, President and Chief Operating Officer and Robert M. Astley, President, Sun Life Financial Canada. John D. McNeil, who retired as Chairman and Chief Executive Officer in April 1999, is also considered a "related" Director.

INDEPENDENCE

The Board has practices in place that allow the non-management Directors to act with a high level of independence from management. William W. Stinson, Lead Director, chairs a session following every Board meeting attended only by non-management Directors. All aspects of the Board's stewardship responsibilities are discussed at these sessions. All members of the Board Committees are non-management Directors. Each Board Committee also holds regular sessions without any member of management present. Each Audit Committee meeting includes a private session with the External

Auditors. In addition, non-management Directors hold Board membership on a number of Sun Life Financial's major foreign subsidiaries.



EFFECTIVENESS

The Board has practices in place to ensure its effectiveness. The Governance Committee monitors the membership of the Board and Board Committees. Each year, the Lead Director manages a Board effectiveness evaluation process and peer review assessment. The Lead Director also meets at least once a year with each director to discuss Board and individual performance. The Governance Committee oversees the orientation program for new directors. In addition to the annual Board strategy meeting, Directors' seminars are held during the year to provide directors with background on the organization's ongoing activities.

RECENT DEVELOPMENTS

The roles of Chairman and Chief Executive Officer will be separated immediately following the 2003 Annual Meeting. Sun Life Financial was one of the first major corporations to expense the cost of stock options when it adopted the practice in the second quarter of 2002. The Board has adopted a formal written policy restricting the use of the External Auditors for non-audit services. Certifications of Sun Life Financial's annual financial results have been signed by Donald A. Stewart, Chief Executive Officer and Paul W. Derksen, Chief Financial Officer. An anonymous employee complaint hotline operating on a 24/7 basis to address complaints related to accounting and auditing matters has been put in place.

BOARD COMMITTEES

The Board delegates certain responsibilities to standing Board Committees to allow an in-depth review of these issues. The Chair of each Board Committee reports to the full Board on the Committee's deliberations following each meeting and during these reports makes recommendations on behalf of the Committee on matters requiring full Board approval. Each Board Committee has a written Charter that is regularly reviewed. The following is a brief summary of some of the key responsibilities of the five Board Committees:

Audit Committee:
The Audit Committee oversees the integrity of financial statements and information provided to shareholders and others, the adequacy and effectiveness of the internal control environment implemented and maintained by management and the independence and performance of the External Auditors, who are accountable to the Audit Committee, Board of Directors and shareholders.

Conduct Review Committee:
The Conduct Review Committee reviews the related party procedures and practices of the organization in accordance with statutory requirements.

Governance Committee:
The Governance Committee is responsible for assessing the effectiveness of the corporate governance process and recommending nominees for election as directors. On an annual basis, the Governance Committee makes recommendations to the Board with regard to the process relating to meetings of the Board, including the timing and frequency of meetings, the content of agendas and informational requirements of the Directors.

Management Resources Committee:
The Management Resources Committee is responsible for succession planning for the position of Chief Executive Officer and other senior management positions, reviewing the performance of the Chief Executive Officer and senior management and approving their remuneration, assessing compensation policies and overseeing employee pension plans.

Risk Review Committee:
The Risk Review Committee is responsible for overseeing the major areas of risk facing the organization, including approving and reviewing compliance with investment, risk management and regulatory compliance policies.

Canada



Sun Life Financial Canada's operations enjoyed an excellent year. Strong financial performance was achieved due to a combination of solid organic growth and rapid progress in integrating Clarica into our existing Canadian business.

Sun Life Financial Canada contributed $513 million to shareholders' net income in 2002 as all major business lines achieved aggressive performance objectives. These results include seven months of earnings from the acquisition of Clarica, which closed on May 29, 2002.

Additional highlights include an innovative partnership, consistent with our goal of market leadership in Canada, formed when the mutual fund subsidiaries of Clarica and Sun Life Financial were sold to CI Funds in return for a significant equity interest in one of Canada's leading fund managers. Our customers gained access to a wider range of quality market-based products through CI Funds' expanded distribution reach to our dedicated retail sales force.

Our Independent Career Advisor channel continued to show robust growth, reaching a level of more than 4,200 advisors. This exclusive sales force markets life, health and wealth management products under the Clarica brand. The affluent market is served by the newly established Synera Financial Services, which handles retail products featuring the Sun Life Financial brand. With the objective of delivering a consistent customer experience, we have leveraged our brands and distribution channels to meet the needs of each market segment. This strategy has given our 21st century distribution model a leading position in retail life and health product sales, including critical illness and long-term care.

Group Retirement Services is the #1 provider of defined contribution pension and savings plans in Canada and in 2002, became the first Canadian insurer to top $1 billion in new business. Group Benefits, which provides group life and health insurance, serves more than 10,000 Canadian employers. Group Benefits and Group Retirement Services have jointly developed an innovative, integrated services platform that allows plan sponsors and plan members seamless access to both our benefits and retirement services products. This advanced technology platform provides a significant advantage in attracting and retaining clients as it addresses the rapidly evolving customer preference to directly access both sets of products via the Internet.


CLARICA
A Sun Life Financial Company

We continue to emphasize the importance of local community relationships from both a business and citizenship perspective. The major operations of Clarica and Sun Life Financial are based in multiple locations for client proximity and to preserve the combined organization's strong talent base. In addition to Sun Life Financial's recognition as a leading employer in Canada, Clarica's community involvement was acknowledged with the Outstanding Philanthropic National Corporation award in Ottawa. Clarica was also included in the top 25 Canadian corporate citizens by Corporate Knights, an organization dedicated to encouraging socially responsible business.

Clarica Integration

Since Sun Life Financial and Clarica announced their intention to combine the two organizations in December 2001, our people have forged ahead to achieve an integration that will deliver real economic value to shareholders through enhanced business opportunities and expense synergies. In the intense effort to integrate these two companies, it would be easy to lose sight of what must always remain our highest priority – the needs and expectations of our customers. We have worked hard to prevent slippage on this front, and extensive customer communication has been a hallmark of the integration effort.

Because both Clarica and Sun Life Financial employees were committed to the success of the integration from the very beginning, integration planning was able to commence immediately following the announcement of the proposed transaction. Early in the process, we were able to help employees understand the implications of integration for their work and careers. By quickly bringing certainty to the process we were able to build confidence among our employees and thereby benefit from their very best efforts. Significant progress has been made in harmonizing processes and systems and meeting targeted expense levels.

Key objectives achieved:

- Completion of the integration of the retail distribution channels and the creation of Synera Financial Services and Clarica Financial Services.
- Enhancement of Group Benefits and Group Retirement Services administration systems to support the combined blocks of business. Conversion to a single platform will be completed this year.
- Outsourcing of selected corporate systems functions.
- Consolidation of mainframe computer operations to Waterloo.
- Conversion of segregated fund and mutual fund operations to CI Funds.

SLF SLF SLF SLF SLF SLF



On November 27, 2002, shareholders and voting policyholders of Clarica Life Insurance Company and Sun Life Assurance Company of Canada voted in favour of the amalgamation of the two companies, effective December 31, 2002, under the name of Sun Life Assurance Company of Canada. Amalgamation assists our integration efforts by streamlining business operations and financial processes, reducing operating costs and lowering integration risks.

We are now past the halfway point of the integration. Our people have enthusiastically embraced the challenges of change, the need to accept new roles and new responsibilities and the opportunity to work with new colleagues. We are meeting our integration objectives by focusing on people, acting with speed and decisiveness and building a strong culture.

This year will bring new and different challenges. Our people are dedicated to delivering excellent returns to shareholders and serving a growing customer base of seven million people that has made us a Canadian market leader.

United States



The diversity of our U.S. businesses and the traction gained from the Keyport Life Insurance Company and Independent Financial Marketing Group acquisitions enabled solid performance in 2002. Both Individual and Group insurance businesses made strong contributions to overall earnings in the U.S., and achieved impressive growth rates. The impact of falling equity markets on our variable annuity business was tempered by Keyport's complementary profile of fixed annuities and Sun Life Financial's proactive risk management initiatives.

Our stated goal is to reach a top 10 position in select protection and wealth management markets in the U.S. Operational excellence, product innovation, strategic acquisitions and world-class distribution define our U.S. growth strategy.

Keyport's fixed annuity expertise and Independent Financial's leading bank distribution channel enhanced our position in the important annuity marketplace. The successful integration of Keyport resulted in the net contribution of $116 million to 2002 earnings, significantly improved operational efficiencies and added depth to our product offerings. Independent Financial, a leading distributor of mutual funds and annuities in banks, significantly enhanced our market position through the bank channel. In its first full year as a Sun Life Financial company, Independent Financial delivered a record performance with total proprietary sales exceeding $3 billion.

In the U.S., we also established a new annuity distribution company by integrating the annuity distribution arms of MFS Investment Management and Sun Life Financial. The combined organization provides a superior distribution model offering an array of annuity products, while providing one face to the customer.

In addition to record sales in our Group business, Sun Life Financial marked its 20th year in the group medical stop-loss market, making the Company one of the oldest providers of stop-loss. Since launching the product, Sun Life Financial has built a reputation for innovation and integrity and has grown to be one of the largest providers of stop-loss in the country. Our Individual business also had a very strong year and we continue to expand our wholesaler distribution network to further enhance sales in the high net worth and private placement markets. We have also achieved significant operational efficiencies and expense savings by transferring Individual and Group Life claims processing to our back office operations in Ireland.

During a year in which many consumers and shareholders questioned business practices, Sun Life Financial's ongoing commitment to integrity was acknowledged in the U.S., where it received the Better Business Bureau's Torch Award. This award exemplifies a commitment to, and demonstration of, ethical business practices in the marketplace, and high standards of behaviour toward customers, employees, shareholders and communities.

MFS Investment Management®

For more than 75 years, MFS has been offering investors an array of products to help them to pursue their individual investment objectives. Today, millions of individuals and thousands of institutions all over the world look to MFS to manage their assets with insight and care. The organization's success is built on its orientation to the human side of money management. At MFS, investors are seen as people with aspirations and dreams, not just entities with money to invest. Every MFS employee is motivated to make a difference – dedicated to providing investors with clear paths to investment goals. As a tribute to our approach, MFS has again earned a position on *Fortune*'s annual list of the 100 Best Companies to Work for.

Investors choose MFS for:

- Global asset management expertise across a broad array of asset classes.
- Time-tested money management process for achieving consistent results.
- Full spectrum of investment products backed by MFS Original Research.
- Resources and services that match real-life needs.

In 2002, sales across all distribution channels remained strong despite a very difficult market environment. Gross sales for the year were US$38 billion. MFS experienced good growth in several of its business units, including institutional, international, private portfolios and 401(k), which accounted for half of its retail mutual fund sales. Overall retail sales reflected the generally slower trend throughout the industry. MFS nearly doubled the percentage of its business sourced from outside the U.S., from 6 per cent in 2001 to 11 per cent in 2002. MFS in Europe, Japan and Latin America all showed good growth, and asset mix became more balanced as value equity, international equity and fixed income all showed increases, while growth equity remained its largest asset category.

The continued momentum of sales can be attributed largely to solid investment performance, as 72 per cent of MFS' equity funds and 90 per cent of MFS' fixed income funds outperformed their category average over the past three years.



The strong performance across all categories is a testament to the MFS Original Research process, a fundamental, bottom-up research process that has proven effective across all asset classes. The success of this process in equities and fixed income, and in both the U.S. and international markets, underscores MFS' recognized capabilities as a global asset management firm.

MFS has realigned its operating structure to be competitive in the current environment, provide capital to invest for future growth and enhance operating leverage to benefit from an eventual return to appreciating markets. MFS has continued to invest in new products and global distribution channels that will provide returns in three to five years. And it will continue to add to its investment staff on a global basis to ensure strong performance.

International

Our vision is to be the leader in wealth management and protection in the markets in which we choose to compete. In North America, we are well on our way thanks to a focused and disciplined growth strategy. This strategy has led us to selective acquisitions that position us within the top tier of financial services organizations in North America. In Canada, Sun Life Financial is a market leader. In the United States, strategic acquisitions have strengthened our overall portfolio in the world's largest market. This strong North American base is the foundation for our international growth strategy.



We are setting our sights on some of the most exciting and promising markets in the world. Birla Sun Life Insurance Company, a joint venture with the Aditya Birla Group in India, successfully completed its first year of operations, achieving the highest average policy premium sales in the market. The company expanded its distribution capacity by signing a bancassurance agreement with Credit Bank Ltd., building on existing arrangements with Citibank and Deutsche Bank in India. Birla Sun Life Insurance was the first company in India to introduce a 10-day free-look policy for every life insurance policy sold. Sun Life Financial sponsored a trade mission of Canadian business executives to India, which was led by Canada's Minister for International Trade, the Honourable Pierre Pettigrew. In Mumbai, the Minister hosted an event for agents to mark the first year anniversary of Birla Sun Life Insurance.

Birla Sun Life Asset Management also achieved solid growth and recognition in India. Assets under management increased over 50 per cent during the year through 16 funds, including 2 offshore funds. The sales network now spans 57 locations across India, a growth of nearly 100 per cent. Several service initiatives were undertaken to position the joint venture as a leading, innovative and investor-focused asset manager, including life insurance cover and remote customer access through the Internet and its call centre. It also earned a number of awards from several respected financial publications for the performance of its funds and capacity to create wealth.


SLF

On April 22, 2002, Sun Life Everbright started the sale of life insurance in Tianjin, China. The joint venture registered more than 30 million RMB in new business premiums while providing service to over 21,000 policyholders through a sales force of 1,600 agents. This is one of the fastest launch performances by a new joint venture company in China. We attribute this early success to the quality of products, innovation and service standards. For example, the joint venture's critical illness product is the leader of its kind in China. The joint venture is well positioned for more growth and possible future expansion as China's financial services sector is further liberalized.



SLF SLF SLF SLF SLF SLF

Business expansion continues in the Philippines and Hong Kong. In the Philippines, we signed an agreement with the Philippine Stock Exchange to distribute Sun Life Prosperity mutual funds through the local bourse. This distribution agreement will pave the way for the eventual listing of Sun Life Financial's mutual funds on the Philippine Stock Exchange, which is expected to occur in 2003. As a result of our revitalization program in Hong Kong, the company's market rank improved from 21 in 2001 to 13 in 2002, and premiums this year have more than doubled those in 2001.

With offices in Boston, London, Singapore and Tokyo, the MFS global research platform pursues the best investment opportunities around the world. Based on its top tier position in the world's largest financial services market, MFS views the international marketplace as its largest opportunity. Overseas markets have gone from 6 to 11 per cent of sales, becoming the fastest growing category at MFS as international sales doubled from 2001 to reach $4 billion.

Sun Life Financial reported solid financial performance in the United Kingdom in 2002 based on the strategic rationalization undertaken the previous year. Our scaled-back operations contributed attractive returns to shareholders. Day-to-day operations were outsourced in 2002, bringing greater certainty to the operation's cost structure and significantly reducing operating risk. In the first quarter of 2003, we closed the sale of our U.K. Group insurance business to Unum Limited, a U.K. subsidiary of UnumProvident Corporation. The transaction is a continuing part of our efforts to refine Sun Life Financial's business profile in order to focus on markets where we are well positioned for future growth.

Public Accountability



At Sun Life Financial, we are in business to help people achieve and maintain the peace of mind that comes from having in place sound financial solutions that will meet their changing needs throughout their lifetimes. This is our mission, founded on over 130 years of providing innovative products and services to our customers and building value for our stakeholders. But building value has a deeper meaning than quality products, share price or bottom line. Our responsibility to society goes beyond fiscal performance and customer satisfaction. We are proud to participate in a series of charitable, philanthropic and sponsorship initiatives. These acts of support are intended to create a ripple effect that spreads greater good throughout the communities we serve.

Public accountability is an integral part of the way we do business. We are committed to creating partnerships and supporting local initiatives that improve the quality of life in the communities where we live and work worldwide. The full roster of our sponsorships, donations and support programs is listed in a separate report, *"Sharing the Warmth of the Sun"*, Sun Life Financial's 2002 Public Accountability Statement. Some examples among the many detailed in that report include our funding of the Research Chair in Adolescent Mental Health at Dalhousie University, our involvement in national organ donations programs in Canada, our support for several children's cultural and health initiatives in the United States and our sponsorship of two children's health clinics in China.

Although this Public Accountability Statement is our first, 2002 was by no means our first year of community investment. Our commitment to social causes and philanthropy is as old as our history. It has been enacted in every country around the world in which we have business operations and partnerships and has been profoundly evident in the community we call home – Canada. Historically, we focused our core philanthropic contributions on health care and public health activities. In recent years, with the diversification of our business, we have expanded our support to include other areas of social responsibility such as children, education, social services, community relations, arts and culture.

Our participation in a wide range of national and international programs of social and community betterment is a reflection of Sun Life Financial's policies and practices on which our reputation for business excellence has been built and exemplifies the practical application of our core values. We believe in our responsibility to society and to the communities where we live, work and do business. We invite you to review *"Sharing the Warmth of the Sun"*, our Public Accountability Statement where we detail the ways we act on this belief.

Financial Review

Unless otherwise indicated, all information in this Management's Discussion and Analysis ("MD&A") is presented as at and for the year ended December 31, 2002 and amounts are expressed in Canadian dollars. Financial information, except where noted otherwise, is presented in accordance with Canadian generally accepted accounting principles ("GAAP") as applied to life insurance companies in Canada, including the accounting requirements of the Office of the Superintendent of Financial Institutions.

Forward-looking Statements/This MD&A includes forward-looking statements with respect to Sun Life Financial's objectives, including its strategies and expectations of financial performance. These statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in these forward-looking statements. Factors that may cause actual results to differ materially from Sun Life Financial's expectations include but are not limited to, general economic and market conditions including interest rates, legislative and regulatory changes, industry competition, technological developments and other factors. The reader is therefore cautioned against reliance on these forward-looking statements.

Management's Discussion and Analysis

Financial Highlights

(in millions of Canadian dollars, except earnings per share)		2002	2001	2000
SHAREHOLDERS' NET INCOME	– Operating[1]	1,260	872	792
	– Reported	998	882	792
BASIC EARNINGS PER SHARE (EPS)	– Operating[1]	2.32	2.06	1.90
	– Reported	1.84	2.08	1.90
RETURN ON SHAREHOLDERS' EQUITY (ROE)	– Operating[1]	10.7%	12.7%	13.1%
	– Reported	8.5%	12.8%	13.1%
TOTAL REVENUE[2]		23,101	16,815	16,546
FEE INCOME		3,095	3,216	3,318
PREMIUMS, DEPOSITS AND FUND SALES				
Premium Revenue		14,875	9,437	9,389
Segregated Fund Deposits		6,642	5,851	8,318
Mutual Fund Sales		31,668	39,466	45,614
Managed Fund Sales		29,683	31,953	25,869
Total Premiums, Deposits and Fund Sales		82,868	86,707	89,190
ASSETS UNDER MANAGEMENT (At December 31)				
General Fund Assets		123,438	80,328	55,010
Segregated Fund Net Assets		52,755	48,544	49,533
Mutual Fund and Other Assets Under Management		184,407	222,875	223,990
Total Assets Under Management		360,600	351,747	328,533
CAPITAL (At December 31)				
Subordinated Debt		1,974	776	749
Cumulative Capital Securities		948	954	900
Sun Life ExchangEable Capital Securities (SLEECS)		1,150	950	–
Preferred Shares		158	–	–
Total Equity		14,909	7,725	6,517
Total Capital		19,139	10,405	8,166
MCCSR RATIO (At December 31)		230%	190%	295%

QUARTERLY INFORMATION

	2002				2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Shareholders' Net Income								
– Operating[1]	361	350	293	256	243	215	212	202
– Reported	310	361	71	256	253	215	212	202
Basic Earnings per Share								
– Operating[1]	0.58	0.57	0.59	0.59	0.57	0.51	0.50	0.48
– Reported	0.50	0.58	0.14	0.59	0.59	0.51	0.50	0.48
Total Revenue[2]	6,028	5,803	5,832	5,438	4,906	3,561	3,979	4,369
Total Assets Under Management	360,600	346,949	368,609	356,896	351,747	299,198	326,448	316,279

[1] Excludes special items as described on page 26. Operating earnings, operating earnings per share and operating ROE are non-GAAP measures.
[2] Amounts for periods prior to Q4 2002 have been restated to reflect the reclassification of certain reinsurance business lines to continuing operations as discussed on page 50.

RATINGS[3]	
A.M. Best	A++
Fitch	AA
Moody's	Aa2
Standard & Poor's	AA+[4]

[3] Represents financial strength ratings for Sun Life Assurance Company of Canada.
[4] With negative outlook.

Enterprise Vision, Objectives and Strategies

Sun Life Financial Services of Canada Inc. (together with its consolidated subsidiaries, the "Company" or "Sun Life Financial") is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individual and corporate customers. The Company's operations in wealth management and protection are complementary and form an integrated product platform to provide one-stop solutions for the financial well-being of individuals.

The global financial services industry is undergoing a period of significant evolution, driven by consumer needs for convenience, choice and simplicity. Domestic and global competition is increasing dramatically in response to these changing needs, demographic shifts, and advances in technology. There is a competitive opportunity for greater economies of scale and brand recognition which, in turn, is driving further industry consolidation.

This challenging global financial services environment, however, offers strong growth opportunities for organizations such as Sun Life Financial, which have a clear vision and committed business strategies supported by an established international operating platform and strong financial capacity. The Company operates under a business model that strives to provide scale operations in diversified markets of strategic importance. It also balances the higher growth prospects of wealth management with the stability of protection earnings.

Mission: To provide lifetime financial security

Vision: To be an international leader in wealth management and protection

Governing Objective

To create long-term value for shareholders by achieving consistent earnings growth and increasing return on equity

Enterprise Values

INTEGRITY: We aspire to the highest standards of business ethics and good governance.

EXCELLENCE: We pursue operational excellence through the people we employ, constant innovation, superior service and value-based risk management.

CUSTOMER FOCUS: We always work with the customers' interest in mind, and partner with them directly or through their employers to provide sound financial solutions over their lifetimes.

BUILDING VALUE: Everything we do, from the products and services we offer to the way in which we deliver them, adds value for our customers and builds value for our stakeholders.

Strategy

The Company's strategy is derived from its belief that the creation of shareholder value in its business is fundamentally driven by scale, diversification and operational excellence.

- Focus on markets where effective scale and scope can be built and sustained
  - Pursue expansion in key strategic markets
  - Divest operations that do not fit long-term growth objectives

- Balance the stable performance of protection with the strong growth prospects of wealth management
  - Expand and strengthen core operations in wealth management
  - Grow higher return protection business lines

- Maintain a highly efficient and cost effective business platform characterized by operational excellence
  - Leverage strong brands across multiple product offerings
  - Capitalize on product innovation, distribution and customer service strengths across the whole organization
  - Achieve superior returns through value-added risk management and effective deployment of capital

Consistent with its strategies, the Company undertook several significant initiatives in 2002.

ACQUISITION OF CLARICA LIFE INSURANCE COMPANY

Sun Life Financial Services of Canada Inc. ("SLF Inc.") acquired Clarica Life Insurance Company ("Clarica") on May 29, 2002. Clarica was a leading provider of insurance and investment products in the Canadian market. With this acquisition, the Company extended its leadership position in most of its Canadian markets of strategic significance and became one of the largest publicly traded North American life insurance organizations measured by market capitalization. The acquisition created a stronger, Canada-based international financial services organization with enhanced products, expanded distribution channels, greater management depth and lower cost structures.

On December 31, 2002, Clarica was amalgamated with SLF Inc.'s wholly-owned subsidiary Sun Life Assurance Company of Canada ("Sun Life Assurance"). The amalgamated company operates under the legal name of Sun Life Assurance Company of Canada and continues to market retail insurance and wealth management products under the Clarica brand in Canada. The amalgamation has significantly simplified business operations and is expected to reduce operating costs over time.

The Clarica acquisition was completed through an all-share transaction pursuant to which holders of Clarica common shares received 1.5135 common shares of SLF Inc. for each Clarica common share held. As a result, approximately 185 million common shares of SLF Inc. were issued at an ascribed price of $33.88 per share. Including the Clarica common shares that were owned by the Company at the date of acquisition, the Clarica transaction was valued at $6.9 billion for accounting purposes.

CI FUND MANAGEMENT TRANSACTION

On July 25, 2002, the Company acquired a 30% equity interest in CI Fund Management Inc. ("CI") in exchange for the Company's Canadian mutual fund subsidiaries, Spectrum Investment Management Limited ("Spectrum") and Clarica Diversico Ltd. ("Diversico"). The transaction also included a strategic distribution agreement giving CI access for its products to the Company's Canadian direct sales force of more than 4,200 independent career advisors.

With the CI transaction, the Company acquired a strategic stake in a top tier player with requisite scale in the Canadian mutual fund industry. CI is a premier Canadian money manager with top-ranked investment expertise and strong brand recognition. As a result of this transaction, it became the fourth-largest mutual fund company in Canada based on long-term assets under management. As at December 31, 2002, CI had $33.8 billion of assets under management, including approximately $27.9 billion of mutual fund assets.

As a result of this transaction, the Company acquired approximately 71 million common shares of CI valued at $9.15 per share at closing on July 25, 2002. These common shares, together with those owned by the Company at closing, represent a 31% economic interest in CI. The Company has entered agreements with CI to facilitate its ability to increase its ownership interest in CI over time.

LAUNCH OF LIFE INSURANCE OPERATIONS IN CHINA

In April 2002, the Company, together with its joint venture partner, China Everbright Group Limited, launched life insurance operations in the municipality of Tianjin, China. This joint venture, Sun Life Everbright Life Insurance Company Limited, is the first foreign-owned life insurer in Tianjin, which has a population of approximately 10 million people.

The commencement of the Company's Chinese operations represents a significant step in the Company's long-term growth plan in Asia. This business unit has already built a sales force of 1,600 agents, and the initial sales of life insurance products in the Tianjin market have been strong.

SALE OF CLARICA'S U.S. OPERATIONS

In October 2002, the Company signed a definitive agreement with Midland National Life Insurance Company to sell its subsidiary, Clarica U.S., Inc. ("Clarica U.S."), acquired as part of the Clarica acquisition. After its review of Clarica U.S. operations, the Company concluded that it was not a strategic fit with the Company's existing U.S. operations. The sale of Clarica U.S., which closed on January 7, 2003, was consistent with the Company's focus on businesses that can maintain or achieve competitive scale or scope.

The proceeds from the sale were approximately $452 million, or US$286 million, in cash, including repayment of approximately $76 million of existing Clarica U.S. debt. As a result of the sale, the Company took an after-tax charge of $48 million in 2002.

SALE OF U.K. GROUP BUSINESS

In January 2003, the Company, as part of its continuing efforts to realize the underlying value of its U.K. operations, signed a definitive agreement to sell its U.K. group insurance business to Unum Limited, a U.K. subsidiary of UnumProvident Corporation. Under the agreement, Unum Limited will acquire the Company's U.K. group income protection business together with the renewal rights to its group life business. The transaction closed in the first quarter of 2003.

ENHANCEMENT OF CAPITAL EFFICIENCY

The Company undertook several financing initiatives in 2002 to enhance capital efficiency and to optimize its capital structure. In January 2002, it completed the early redemption of high-cost subordinated debt of $300 million due in 2005. In June 2002, $800 million of subordinated debentures and $200 million of a second series of Sun Life ExchangEable Capital Securities ("SLEECS") were issued. The issuance of these two securities provided the Company with low cost capital and enhanced its financial flexibility. In addition, it allowed the Company to adjust the leverage of its capital structure in concert with its new business profile after the Clarica acquisition.

OUTSOURCING OF THE BACK OFFICE OPERATIONS OF U.K. INDIVIDUAL BUSINESS

In March 2002, the Company signed agreements with the Marlborough Stirling Group, a U.K.-based software and service provider specializing in financial services sectors, to outsource the administration of its closed book of U.K. individual life and pension business. This outsourcing is expected to reduce the Company's operating risk and enhance its strategic flexibility in the U.K. market, and represents another step in the implementation of the Company's strategic initiative to rationalize its U.K. operations. The Company currently expects to save approximately $50 million in operating expenses over the initial five years of this outsourcing contract.

OUTSOURCING OF INFORMATION TECHNOLOGY OPERATIONS WITH IBM

In July 2002, the Company signed an outsourcing contract with IBM Canada Ltd., which will provide the Company with a wide range of technology services over a seven-year period. The contract is valued at approximately $250 million over its life.

This outsourcing initiative will enhance the Company's ability to deliver world-class financial services on the strength of IBM's technology expertise and computing resources.

EXPENSING EMPLOYEE STOCK OPTION COSTS

The Company has employee stock option plans designed to align the interests of shareholders and employees and to reward employees for creating shareholder value. The Company recognizes that stock options represent a form of compensation and the cost should be appropriately reflected in financial results. In June 2002, the Company implemented a policy of expensing the cost of employee stock options. The Company's stock option expenses amounted to $21 million in 2002, representing a reduction of 3 cents per share in shareholders' net income. Sun Life Financial was the first major Canadian financial institution to expense stock options.

ENHANCEMENT OF FINANCIAL TRANSPARENCY

The Company believes that financial transparency is critically important to establish and maintain the confidence of its stakeholders in the Company's operating integrity and financial strength. In 2002, the Company undertook a number of significant initiatives to enhance its financial disclosure and reporting:

- Started expensing stock options
- Provided significant new disclosures including:
  - business line income statements
  - special items materially affecting earnings performance
- In compliance with the Sarbanes-Oxley Act, the Company's Chief Executive Officer and Chief Financial Officer have certified the 2002 financial disclosures.

The Company's Board of Directors and its Audit Committee continued to play a significant role in enhancing the Company's financial reporting practices.

Overview of Business

The Company's operations are divided into six business segments primarily based on geographic location: Sun Life Financial Canada ("SLF Canada"), Sun Life Financial United States ("SLF U.S."), Massachusetts Financial Services Company ("MFS"), Sun Life Financial United Kingdom ("SLF U.K."), Sun Life Financial Asia ("SLF Asia"), and Other Operations ("Other" or "Corporate Capital"). These reportable segments reflect the Company's management and internal financial reporting structures. Each segment has its own management and is responsible for its financial performance. Generally, the segments derive their revenues from wealth management and protection products and services. Other Operations primarily includes investments of a corporate nature for which management responsibility resides in the Company's Corporate Office.

REVENUE AND EARNINGS IN 2002 BY SEGMENT*


Revenue
Earnings
U.S. – 52%
Canada – 28%
MFS – 9%
U.K. – 8%
Asia – 3%
Canada – 40%
U.S. – 29%
U.K. – 15%
MFS – 14%
Asia – 2%

* Excluding Other Operations

The Company operates under a strategic business model that balances growth with earnings stability. While many products and services offered by the Company are increasingly integrated in nature, its overall operations generally comprise two principal product categories: wealth management and protection. Revenue and expenses not directly attributable to wealth management or protection are included in Corporate and Other.

1) Wealth management comprises the Company's operations related to equity-linked and fixed income products and services in the areas of asset management, mutual funds, pensions and annuities;
2) Protection or insurance comprises the Company's individual life and health, group life and health, and reinsurance operations.

Wealth management represents the Company's higher potential growth market, with $295.8 billion or 82% of the Company's total assets under management as at December 31, 2002. The Company's operations in wealth management have achieved a compound annual growth rate of 13% in assets under management and 16% in fee income over the period from 1997 to 2002. The wealth management revenue is driven principally by: (i) investment advisory fees, (ii) distribution and servicing fees, (iii) mortality and expense fees, (iv) annuity premiums, and (v) net investment yield on general fund assets held primarily in the pension and fixed annuity businesses.

Protection represents a steady and consistent growth market for the Company. The premium income from protection recorded a compound annual growth rate of 13% in the period from 1997 to 2002. The principal sources of protection revenue are: (i) premiums earned on individual life and health, group life and health, and reinsurance contracts, and (ii) net investment income on assets supporting actuarial liabilities associated with protection products.

REVENUE AND EARNINGS IN 2002 BY PRINCIPAL PRODUCT CATEGORY*


Revenue
Earnings
Protection – 43%
Total Wealth Management = 57%
Fixed Income & Other – 36%
Equity-Linked – 21%
Protection – 48%
Total Wealth Management = 52%
Fixed Income & Other – 34%
Equity-Linked – 18%

* Excluding Corporate and Other

The profitability of the Company's operations in wealth management and protection depends in large part on:

- external factors, including changes in equity market performance and changing regulations
- the amount and composition of assets under management
- the management of product pricing
- mortality and morbidity rates
- expense management
- the maintenance of spreads between credited rates and investment returns
- surrender and lapse rates
- the management of market and credit risks
- the management of the risks inherent in products with guaranteed benefits options

The Company's portfolio of products and services by each of the business segments is summarized in the following table:

PRODUCTS AND SERVICES BY SEGMENT

	SLF Canada	SLF U.S.	MFS	SLF Asia	SLF U.K.
WEALTH MANAGEMENT					
• Individual annuity and saving products	●	●	●		●
• Group pensions and retirement products	●		●	●	
• Mutual funds	●		●	●	
• Asset management services	●	●	●		
PROTECTION					
• Individual life	●	●		●	●
• Individual health	●				
• Group life and health	●	●		●	●
• Reinsurance – life retrocession	●				

SEGMENTS	COMPETITIVE POSITIONS
CANADA	A leader in most Canadian markets of strategic relevance with over seven million customers in Canada and the largest direct sales force with over 4,200 independent career advisors • 1st in individual life and annuities based on annualized premiums • 1st in group pensions based on assets under management and group benefits based on annualized premiums and premium equivalents • 4th in mutual funds based on long-term assets through a strategic interest (31%) in CI
UNITED STATES	A significant player in annuity and high-end specialty insurance markets • 16th in variable annuities and 15th in fixed annuities based on annualized premiums • 1st in third-party distribution of annuities in U.S. bank channel based on premiums • 2nd in universal life by average policy size • 3rd in medical stop-loss by premiums
MFS	A premier money manager in the U.S. with total assets under management of $179 billion as at December 31, 2002 • 10th largest retail mutual fund company based on long-term assets under management of $101 billion • 5th largest manager of variable annuities based on assets under management of $31 billion
ASIA	Poised for long-term growth with expansion in key markets • 2nd in individual life insurance by annualized premiums in the Philippines • 4th largest private mutual fund and a leading foreign insurance company through joint venture in India • a leading provider of unit-linked life insurance products in Hong Kong • 1st foreign life insurance joint venture in Tianjin, one of the largest municipalities in China
UNITED KINGDOM	Decisive repositioning has enhanced profitability and reduced operating risks • in-force individual insurance and annuity businesses generate a strong return on equity

All rankings shown above are based on published information at and for the year ended December 31, 2002 or the information available for the latest period before December 31, 2002.

Financial Performance Overview

2002 PERFORMANCE

Equity markets continued to experience significant volatility in 2002. The reports of significant accounting irregularities, particularly in the United States, further damaged the already fragile confidence of consumers and investors in the financial markets. Despite these market challenges and the integration of Clarica, the Company reported a third consecutive year of record earnings. Shareholders' net income for the year was $998 million, up 13% compared to the $882 million in 2001. Operating earnings[(1)], which exclude special items outlined on page 27, increased by 44% to $1,260 million in 2002 from $872 million in 2001. Operating earnings per share were $2.32, representing an increase of 12.6% from $2.06 in 2001.

The Company's ability to maintain strong financial performance in a difficult economy reflects the strength of its diversified and well-balanced business portfolio, prudent and disciplined investment strategies, and effective risk management. The detailed discussion of the Company's consolidated results in 2002 is provided in the sections located on pages 24 to 27 of this Management's Discussion and Analysis.

PRIORITIES FOR 2003

The acquisition of Clarica in 2002 placed the Company among the top North American life insurers in terms of market capitalization and earnings. On the strength of the combined Sun Life Financial and Clarica brands, the Company will work to expand its market leadership in Canada. The Company intends to leverage its diversified product portfolio and strong distribution capabilities to solidify its U.S. annuity operations in a challenging market. Further, with a disciplined financial approach emphasizing value creation, the Company is well positioned to compete in a consolidating environment in the U.S. annuity business. In Asia, the Company will endeavour to leverage its operating strength and financial resources to expand its existing market presence.

On the operational front, management priorities in 2003 are to complete the integration of the Clarica operations and to achieve the targeted operating cost and revenue synergies. The Company will continue to focus on delivering the benefits that have been indicated to customers and shareholders. Operational efficiency and capital optimization will continue to be key drivers of the Company's financial performance for 2003.

(1) Operating earnings and other financial information based on operating earnings, such as operating earnings per share and operating return on equity, are non-GAAP measures and have no standardized definitions under GAAP.

In 2003, management will leverage the Company's expanded operational resources to solidify its competitive positions in the marketplace and facilitate its commitment to build long-term shareholder value. The Company has established clear operational and financial goals for 2003 and has well-defined execution plans to deliver these targets. Management will continuously assess its business environment, and take preventive steps and timely actions to minimize adverse effects resulting from changing economic and market conditions.

OUTLOOK

The Company's operations in general and its wealth management business in particular are exposed to economic uncertainties and equity market fluctuations. Management has been proactively taking strategic and operational measures that will help maintain its business and financial strength in a challenging environment.

Through prudent diversification and disciplined risk management, the Company has maintained a high quality investment portfolio. In addition, the Company's hedging programs have mitigated its exposures to substantial equity market declines experienced during the past year. The Company's prudent risk management practices and the hedging programs will continue to provide mitigation against any continuation of soft equity markets.

With the acquisition of Clarica, SLF Canada is well positioned with a strong product platform, a robust distribution network and efficient operating infrastructure. Based on the progress that has been made to date, management expects that the Clarica integration will be substantially completed by year-end 2003 and the Company will deliver targeted cost savings and enhanced earnings contributions.

In the U.S., the successful integration of Keyport Life Insurance Company ("Keyport") and Independent Financial Marketing Group, Inc. ("IFMG"), both acquired in October 2001, has significantly strengthened the Company's annuity operations with increased operating scale, product depth and distribution capabilities. The Company is in a better position to compete in a consolidating insurance and annuity business.

MFS has taken further cost containment actions to bring expenses more closely in line with decreased asset and revenue levels resulting from market declines in the past year. Management believes MFS' proven business model and strong investment management capabilities will facilitate its continuing growth and allow it to maintain its leadership positions in its targeted markets. Through product and distribution expansion and diversification, management believes that MFS is well positioned to continue organic growth even in flat equity markets and to benefit from an eventual market recovery.

In the U.K., the Company has further reduced its operating costs through outsourcing. Its repositioned business profile will also enable the Company's U.K. operations to generate steady and solid earnings in the medium term.

The Company has been expanding in its existing Asian markets. Management believes that these operations should become major contributors to sales growth in the near term and earnings growth over the longer term as the Company builds business scale in the region.

Management believes that the Company's long-term growth momentum remains strong and that the Company is well positioned to achieve its strategic objectives over its business cycle. In the near-term, the Company's balanced business model should continue to help it maintain a stable earnings performance if equity markets remain soft.

Consolidated Results of Operations

SHAREHOLDERS' NET INCOME

For the year ended December 31, 2002, shareholders' net income was $998 million, or $1.84 per share. Operating earnings, excluding special items as described on page 26, were $1,260 million, representing an increase of $388 million or 44% over $872 million earned in 2001. Operating earnings per share were $2.32, up 13% from $2.06 in 2001.

The strong operating earnings performance reflected the Company's continuing success in growing its core businesses and diversifying its earnings stream. The acquisitions of Clarica in 2002 and Keyport in 2001 have significantly strengthened the Company's business platform and have been accretive to shareholder returns.

In the seven months after the Clarica acquisition in 2002, Clarica added $258 million in earnings, excluding the after-tax charge of $48 million on the sale of Clarica U.S. This performance resulted in 6 cents accretion to the Company's operating earnings per share, exceeding the interim financial target set at the time of the Clarica acquisition. For the five months after the completion of the CI transaction in 2002, CI contributed $21 million in earnings.

In 2002, Keyport contributed earnings of $116 million, net of financing costs, representing an increase of $104 million from the 2001 amount of $12 million it contributed after its acquisition on October 31, 2001. The strong earnings from Keyport resulted in 16 cents accretion to the Company's operating earnings per share in 2002.

During 2002, the Company's operations in protection continued to perform well and again demonstrated their underlying strength in generating stable earnings in challenging times. Excluding the one-time after-tax charge of $150 million related to guaranteed minimum income benefits and non-Unicover related accident and health risks in the run-off block of the Company's accident and health reinsurance business, the Company's protection earnings were $603 million for the year, up $196 million or 48% relative to $407 million in 2001. This strong earnings performance was broadly based and consistent in most of the Company's protection business lines. The protection lines of Clarica contributed $180 million to the total protection earnings in 2002.

Despite continuing economic uncertainties and difficult market conditions in 2002, the Company's operations in wealth management contributed earnings of $668 million, up $155 million or 30% compared to $513 million in 2001. The Company's strategy to broaden its wealth management earnings platform and its vigorous cost containment measures helped mitigate the earnings pressures from severe equity market declines in the year. Keyport, which focuses primarily on fixed annuity products, contributed $181 million, before financing costs, to the total increase in wealth management earnings. The Keyport contribution was partially offset by reduced earnings from the Company's equity-linked wealth management products and services. The equity-sensitive segment of the Company's operations in wealth management represented only 18% of the combined wealth management and protection earnings in 2002, compared to 31% in 2001.

EARNINGS BY PRINCIPAL PRODUCT CATEGORY ($ millions)


Protection
Wealth Management
320
407
603*
469
357
112
513
289
224
668
231
437
00
01
02
00
01
02
Equity-Linked
Fixed Income & Other

* Excluding the one-time after-tax charge of $150 million related to the run-off block of accident and health reinsurance business

Corporate and Other, which includes results not directly attributable to the Company's underlying wealth management and protection operations, had a loss of $123 million for the year, compared to a loss of $38 million in 2001. The unfavourable change relative to 2001 primarily reflected the impact of the restructuring and other related charges arising from the Clarica acquisition.

RETURN ON EQUITY

The Company's acquisitions of Clarica and Keyport have resulted in an increase in the amount of goodwill. Total goodwill arising from these two acquisitions amounted to $5.7 billion as at December 31, 2002, most of which was backed by the Company's equity capital. In 2002, return on shareholders' equity ("ROE"), based on operating earnings, decreased to 10.7% from the 2001 level of 12.7%, reflecting the impact of the Clarica and Keyport goodwill. ROE based on reported earnings decreased to 8.5% from the 2001 level of 12.8%, reflecting increased goodwill and unfavourable impact of special items in 2002.

ASSETS UNDER MANAGEMENT

The Company's assets under management comprise general funds, segregated funds, and mutual, managed and other assets under management. Managed funds represent institutional and other third-party assets that are managed by the Company. Total assets under management were $360.6 billion as at December 31, 2002, up $8.9 billion, compared to $351.7 billion as at December 31, 2001.

The Company's general fund assets increased to $123.4 billion, up $43.1 billion or 54% from the 2001 level. This increase primarily comprised $38.1 billion from the acquisition of Clarica and $4.3 billion resulting from business growth.

The Company's segregated fund assets rose to $52.8 billion as at December 31, 2002, up $4.3 billion or 9%, relative to $48.5 billion as at December 31, 2001. The increase was attributed to the acquisition of Clarica's segregated fund assets of $11.2 billion and net sales of $605 million during the year. These increases were, however, partially offset by a reduction of $7.9 billion in asset value due to market declines.

The Company's mutual, managed and other assets under management, which excluded CI's assets of $33.8 billion at December 31, 2002, decreased to $184.4 billion, down $38.5 billion from the December 31, 2001 level. The decrease comprised $40.6 billion resulting from declines of global equity markets in 2002, $6.5 billion related to the sale of Spectrum to CI, and $1.0 billion arising from the unfavourable currency translation impact of the strengthening Canadian dollar relative to the U.S. dollar. These decreases were partially offset by $9.6 billion from net sales of mutual and managed funds.

REVENUE

For the year ended December 31, 2002, the Company's total revenue increased to $23.1 billion, up $6.3 billion or 38% from $16.8 billion in 2001. The acquisitions of Clarica and Keyport contributed $2.8 billion and $3.9 billion, respectively, to the increase in total revenue in 2002. The Company's strong performance in insurance premiums and higher investment income were partially offset by lower sales of U.S. investment products and annuity products with the dollar cost averaging feature, and decreased fee income in MFS resulting from lower asset levels caused by market value declines.

Life insurance premiums grew by $1.6 billion or 44% in 2002, primarily reflecting the addition of $1.1 billion from Clarica, and increased sales of universal life products in the United States and Hong Kong, and of group life products in the United States. Health insurance premiums increased by $588 million or 40%, primarily due to the contribution of $407 million from Clarica and strong sales and improved pricing of group health products in the United States.

Annuity premiums increased by $3.2 billion, including the addition of $399 million from Clarica and increased annuity premiums of $3.1 billion from Keyport. These increases were partially offset by reduced premiums from dollar cost averaging annuity products, consistent with the overall weakness in the U.S. equity-linked annuity market in 2002.

Investment income increased by $969 million or 23% in 2002. The increase included the addition of $751 million from Clarica, the increased Keyport contribution of $630 million, and the gain of $173 million on the sale of Spectrum. These increases were partially offset by higher asset provisions of $361 million, the gain of $195 million on the sales of Sun Bank plc and SLC Asset Management Limited in the fourth quarter of 2001, and the investment income of $173 million earned in 2001 by the two subsidiaries sold.

Fee income declined by $121 million or 4%. The decrease reflected a lower average level of assets under management in fee-based businesses relative to 2001, partially offset by the increased contribution of $200 million in fee income from Clarica and Keyport.

TOTAL REVENUE

($ millions)	2002	2001	2000
Premiums			
Annuities	7,402	4,196	4,371
Life Insurance	5,403	3,759	3,523
Health Insurance	2,070	1,482	1,495
Total Premium	14,875	9,437	9,389
Investment Income	5,131	4,162	3,839
Fee Income	3,095	3,216	3,318
Total	23,101	16,815	16,546

BENEFIT PAYMENTS

The Company has a variety of current and future benefit payment obligations that impact overall earnings performance. Payments to policyholders, beneficiaries and depositors were $11.7 billion, up $4.8 billion or 70% from 2001. Increased payments of $4.5 billion due to the acquisitions of Clarica and Keyport were partially offset by lower maturities and surrenders in other operations. Transfers to segregated funds decreased by 49% in 2002, reflecting the slowdown of sales of dollar cost averaging annuity products in the United States and reduced demand for equity market-based products. The increase in actuarial liabilities was $2.1 billion higher than the 2001 level of $1.7 billion, reflecting decreased transfers to segregated funds and higher insurance and fixed annuity sales.

BENEFIT PAYMENTS

($ millions)	2002	2001	2000
Payments to Policyholders, Beneficiaries and Depositors	11,688	6,880	6,729
Net Transfer to Segregated Funds	1,329	2,606	2,562
Increase in Actuarial Liabilities	3,822	1,697	1,611
Total	16,839	11,183	10,902

EXPENSES AND OTHER

Commission expenses increased to $1.9 billion in 2002, up $309 million from the 2001 level. Excluding the increased commissions of $421 million from Clarica and Keyport, commission expenses decreased by 7%, reflecting lower variable annuity and mutual fund sales. These decreases were partially offset by increased sales of life and health insurance products.

Operating expenses were $2.8 billion, up $283 million from 2001. The increase was attributable to $379 million of increased expenses associated with the acquired Clarica and Keyport operations, $158 million of charges associated with the Clarica acquisition, $21 million of stock option expenses in 2002, and $35 million resulting from unfavourable currency translation. These increases totalling $593 million were partially offset by reduced expenses of $89 million incurred by divested operations and decreased expenses of $107 million associated with the U.K. rationalization initiative. Excluding the impact of these items, operating expenses were $2.1 billion, $114 million or 5% below the comparable level in 2001. This decrease reflects the Company's continuing efforts to reduce costs.

In the Company's protection operations, the operating expenses to premium revenue ratio declined to 12% from 13% in 2001. The decreased expense ratio was primarily attributable to improved cost structures in the Company's protection operations, which were in part driven by synergy savings that have already been realized from the Clarica acquisition.

Interest expenses increased by $24 million to $192 million in 2002. The increase reflected the interest expenses associated with Clarica's subordinated debt of $700 million and $800 million of new subordinated debentures issued in 2002.

Income taxes were $98 million in 2002, compared to $306 million in 2001. The Company's consolidated effective income tax rate for 2002 was 8.1%, compared to 24.4% for 2001. The lower effective tax rate in 2002 was primarily attributable to the effect of favourable tax settlements resulting from the completion of prior year tax reviews of the Company's operations and the recognition and utilization of capital losses. Excluding these events, the Company's effective tax rate would have been approximately 28%, which is consistent with expectations.

Clarica U.S. became a held-for-sale investment as the Company signed a definitive agreement for its sale in 2002 and completed the sale in January 2003. As a result, Clarica U.S. was reclassified as a discontinued operation. In 2002, loss from discontinued operations was $36 million, including the loss of $48 million on the sale of Clarica U.S., partially offset by the earnings of $12 million from the seven months of its operations since its acquisition.

EXPENSES AND OTHER

($ millions)	2002	2001	2000
Commissions	1,909	1,600	1,687
Operating Expenses	2,779	2,496	2,426
Premium Taxes	168	113	117
Interest Expenses	192	168	159
Income Taxes	98	306	386
Non-Controlling Interests in Net Income of Subsidiaries	83	68	67
Loss from Discontinued Operations, Net of Taxes	36	–	–
Participating Policyholders Net Income (Loss)	(1)	(1)	10
Total	5,264	4,750	4,852

SPECIAL ITEMS AFFECTING NET INCOME

The Company undertakes strategic and operational activities to grow and strengthen its business platform on an ongoing basis. These activities can result in special gains or losses that are not directly related to its operations and usually are not recurring. The Company generally measures its financial performance based on its operating earnings, which exclude the impact of these special items. Such measurement facilitates the annual and quarterly comparison of the Company's underlying financial results on a consolidated basis.

In 2002, the sale of Spectrum to CI resulted in an after-tax gain of $173 million, which was partially offset by the net loss of $48 million on the disposition of Clarica U.S. The special items in 2002 also included after-tax restructuring and other charges of $217 million in connection with the acquisition of Clarica, an after-tax charge of $150 million related to guaranteed minimum income benefits and non-Unicover related accident and health risks in the Company's run-off block of accident and health reinsurance business, and other special items, which had a net unfavourable impact of $20 million on net income. As a result of these special items, the Company's net income was reduced by $262 million in 2002.

The special items in 2001 amounted to $10 million, primarily representing the net effect of the implementation of the Company's U.K. rationalization initiative. In 2001, the Company realized total after-tax gains of $125 million on the sales of Sun Bank plc and SLC Asset Management Limited. These gains were largely offset by an after-tax charge of $88 million primarily related to the U.K. restructuring activities, and after-tax costs of $30 million associated with the early redemption of $300 million of the Company's subordinated debt. This debt was originally issued to provide funding to the Company's U.K. operations. As a result of the U.K. asset sales, the funding was no longer required.

The earnings impact of the special items described above on a per share basis is summarized in the following table.

IMPACT OF SPECIAL ITEMS ON EARNINGS PER SHARE

($ per share)	2002	2001	2000
EPS – Reported (Canadian GAAP based)	1.84	2.08	1.90
Net Gains (Losses) on Special Items	(0.48)	0.02	–
EPS – Operating	2.32	2.06	1.90

SPECIAL ITEMS

($ millions)	2002					2001	2000
	Q4	Q3	Q2	Q1	Total		
Earnings Before Stock Option Expenses	317	368	78	256	1,019	882	792
Stock Option Expenses	7	7	7	–	21	–	–
Reported Earnings (Canadian GAAP based)	310	361	71	256	998	882	792
After-Tax Gains (Losses) on Special Items							
Net Gain on Sale of Spectrum		173			173		
Net Loss on Sale of Clarica U.S.	(48)				(48)		
SLF Canada Restructuring and Other Charges			(217)		(217)		
Charge to the Run-Off Block of Reinsurance Business		(150)			(150)		
Net Gains on Sales of U.K. Assets						125	
U.K. Restructuring						(88)	
Subordinated Debt Redemption Costs						(30)	
Other	(3)	(12)	(5)		(20)	3	
Total Special Items	(51)	11	(222)	–	(262)	10	–
Operating Earnings	361	350	293	256	1,260	872	792

Sun Life Financial Canada

BUSINESS PROFILE

The Company is a leader in most Canadian markets of strategic relevance. SLF Canada offers a full range of protection and wealth management products and services. The operations in protection comprise (i) retail insurance, offering a comprehensive suite of life and health insurance products, (ii) group benefits, offering customized group products to meet the protection needs of employers of all sizes, and (iii) reinsurance, primarily life retrocession. The operations in wealth management include (i) group retirement products and services, and (ii) retail and other wealth management products, including individual annuities, and mutual funds and asset management services primarily conducted by the Company's 31%-owned strategic partner, CI, and 56%-owned McLean Budden Limited ("McLean Budden").

STRATEGY

- Solidify SLF Canada's leadership position in all core businesses with focus on scale and operating capabilities
- Leverage its powerful operating platform to deliver business growth and financial performance
- Aggressively grow the retail business by leveraging its competitive distribution network
- Strengthen the group business by building an integrated service platform
- Build a high performance and customer-focused organization with greater identity and market dominance

2002 HIGHLIGHTS

- Clarica integration on track with 2002 synergy saving targets achieved
- Completed the CI transaction with tangible benefits already realized
- Maintained a high level of customer satisfaction and achieved strong financial performance in the new Sun Life Financial/ Clarica environment
- Realigned corporate culture through identification of common values
- Named as one of the top 100 employers in Canada by *The Globe and Mail*

PRIORITIES FOR 2003

- Complete the Clarica integration
- Deliver visible economic benefits, including targeted cost saving run rate of $270 million, from the Sun Life Financial/Clarica combination
- Maintain business momentum and customer focus in both the retail and group businesses
- Increase brand identity and market visibility
- Reinforce high performance values

SLF CANADA – A NEW MARKET LEADER

With the acquisition of Clarica, SLF Canada became a leading player in most of its markets in Canada. Its commanding position in both the retail and group businesses reflects its strength in scale, product depth and breadth, distribution and operating capabilities.

In the retail business market, the Company has a customer base of 2.5 million people and a multi-channel, multi-brand distribution network consisting of an exclusive, independent career advisors ("ICA") sales force of over 4,200, a partnership-based wholesale channel, and Internet driven direct marketing. This 21st century retail distribution model is orchestrated to efficiently segment the market and individually address the specific needs of each group of clients.

In the group businesses, the Company is a premier provider of both group benefits service and group retirement services. The significant scale of the Company's group operations enables it to invest in advanced technology platforms that enable the Company to offer integrated group benefits and group retirement services. Management believes that the Company is well positioned to benefit from employers' increasing preference for one-stop solutions in the group market.

A NEW CANADIAN MARKET LEADER

(as at and for the year ended December 31, 2002)

Shareholders' Net Income ($ millions)	513
Revenue ($ billions)	6.6
Assets Under Management (AUM) ($ billions)	89.1
Insurance In-Force ($ billions)	465
Independent Career Advisors	4,216
Customers	
Retail	2.5 million individuals
Group	17,000 clients covering 7 million lives
Market Rank	
Retail Insurance	#1
Group Benefits	#1
Group Retirement	#1
Life Retrocession Reinsurance (North America)	#2

SLF CANADA RETAIL DISTRIBUTION

ICA CHANNEL	WHOLESALE CHANNEL	INTERNET CHANNEL
Clarica as well as Sun Life Financial brands offered through this channel	Sun Life Financial brand offered through this channel	Sun Life Financial and Clarica brands
Insurance and wealth focused	Independent dealers and IQON/Synera advisors	Direct selling
Exclusive partnership	Preferred partnership	Advisor facilitated
		Sponsor marketing

With the acquisition of Clarica, SLF Canada plays a more prominent role in the Company's overall financial performance. SLF Canada's earnings power provides significant financial resources for the Company's continuing growth in Canada and internationally.

FINANCIAL CONTRIBUTION FROM SLF CANADA
(as a percentage of total Company*)


36%
53%
Revenue
Earnings

* Based on the financial results in the second half of 2002, which reflect the full impact of Clarica operations

CONSOLIDATED FINANCIAL RESULTS

SLF Canada faced significant market and operational challenges in 2002. The Company's business in Canada experienced pressures from a continued soft economy and equity market declines. At the same time, the Company embarked on a reorganization driven by the Clarica acquisition. Despite these challenges, SLF Canada reported strong performance in 2002.

Earnings from SLF Canada increased to $513 million, up $301 million or 142% relative to $212 million in 2001. In the seven months ended December 31, 2002 after its acquisition, Clarica's Canadian operations posted strong earnings of $230 million. Excluding Clarica's contribution, earnings from SLF Canada would have been $283 million, $71 million higher than in 2001. The increase was due primarily to favourable health claims experience in the group benefits business, increased earnings in McLean Budden, and interest on a tax refund.

Revenue for the year was $6.6 billion, up $2.7 billion or 70%, compared to $3.9 billion in 2001. The increase reflected the revenue contribution from Clarica for the seven months after its acquisition.

As a result of the Clarica acquisition, equity capital in SLF Canada increased significantly to $6.8 billion as at the end of 2002, of which $3.7 billion was represented by goodwill arising from the acquisition. Consistent with increased capital usage in SLF Canada, ROE decreased to 11.4% from the 2001 level of 16.5%.

Total assets under management increased to $89.1 billion as at December 31, 2002, up $36.6 billion from $52.5 billion as at December 31, 2001. The asset growth reflected Clarica's contribution of $42.1 billion, net of Diversico, which was sold to CI subsequent to the acquisition. This contribution was partially offset by a reduction of $6.6 billion as a result of the sale of Spectrum to CI.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2002	2001	2000
Premiums	4,145	2,236	2,240
Investment Income	1,974	1,267	1,363
Fee Income	444	352	343
Total Revenue	6,563	3,855	3,946
Client Disbursements & Change in Actuarial Liabilities	4,625	2,800	2,883
Commissions & Other Expenses	1,219	724	721
Income Taxes	191	106	131
Non-Controlling Interests in Net Income of Subsidiaries	14	18	16
Par Policyholders' Income (Loss)	1	(5)	11
Shareholders' Net Income	513	212	184
Selected Financial Information			
Return on Equity	11.4%	16.5%	12.2%
Total AUM (billions)	89.1	52.5	50.5
Capital Employed			
Debt	1,745	425	427
Equity	6,823	1,212	1,635
Total	8,568	1,637	2,062
Goodwill	3,694	66	73

Sun Life Financial Canada – Retail Insurance

BUSINESS PROFILE

The Company's Canadian Retail Insurance operations offer a full range of life and health insurance products tailored to the needs of individual customers. Its principal products include universal life, variable universal life, term life, permanent life and health insurance. These products are marketed through a distinctive, multi-channel distribution model consisting of an exclusive sales force of over 4,200 independent career advisors, a partnership-based wholesale channel, and Internet driven direct marketing.

The Company is the largest provider of retail insurance in Canada based on premium income. With its significant scale, extensive distribution network, strong brand recognition and efficient operating structure, management believes that the Company is well positioned to effectively compete in a highly competitive and mature market.

Retail Insurance represents a cornerstone of the Company's business platform in Canada. It provides distribution capabilities and financial resources to help facilitate the Company's overall growth in the Canadian market.

2002 OPERATIONAL HIGHLIGHTS

- Insurance sales increased to $116 million, up 90% from 2001, reflecting strong sales from Clarica
- Number of independent career advisor sales professionals increased to over 4,200 at December 31, 2002
- Strengthened wholesale channel by forming strategic marketing and distribution alliance with additional partners including Hub Financial Inc.
- Strong earnings of $140 million, up $101 million or 259% relative to 2001, reflecting the contribution of Clarica

Retail Insurance experienced significant growth during 2002 as a result of the combination of Clarica's and the Company's existing Canadian retail insurance operations. It established a 21st century retail distribution model featuring multi-channel, multi-brand distribution capabilities. The potential for channel conflict was effectively addressed by using separate branding, products, commission systems and management. This distribution model has become an integral part of the platform for the Company's Canadian retail insurance business.

FINANCIAL RESULTS

Despite being in the midst of building a new organization in 2002, Retail Insurance maintained its strong business momentum and achieved a high level of customer satisfaction for its products and services.

Earnings increased to $140 million, up 259% from $39 million in 2001. The increase was attributable to Clarica's contribution of $102 million. Revenue for the year grew to $1.9 billion, up 98% from the 2001 level of $971 million. The increase in revenue was primarily driven by the contribution from Clarica. During the year, the Company established a reinsurance treaty for its participating policies, resulting in a reduction in renewal premiums from participating products.

Sales of individual life and health products for the year were $116 million, up $55 million from 2001, reflecting strong sales performance by Clarica. The sales of Clarica-branded individual health products continued to be strong in 2002.

The increased scale and synergy savings from the Clarica combination allowed the Company to continue to improve its operating margin and reduce unit costs. Operating expenses to premium ratio declined to 18% in 2002 from 21% in 2001.

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2002	2001	2000
Premiums	1,297	580	555
Investment Income	620	388	412
Fee Income	7	3	2
Total Revenue	1,924	971	969
Client Disbursements & Change in Actuarial Liabilities	1,289	750	715
Commissions & Other Expenses	443	194	198
Income Taxes	51	(7)	(3)
Par Policyholders' Income (Loss)	1	(5)	11
Shareholders' Net Income	140	39	48
New Annualized Premiums	116	61	62

Sun Life Financial Canada – Retail and Other Wealth Management

BUSINESS PROFILE

The Company's Canadian Retail and Other Wealth Management operations include the Company's individual annuity business, its subsidiary McLean Budden and its 31%-owned strategic partner CI. McLean Budden is one of the premier providers of investment management services in Canada with assets under management of $22.5 billion as at December 31, 2002. CI is the fourth largest retail mutual fund company in Canada, based on long-term mutual fund assets of $25.6 billion as at December 31, 2002.

Retail and Other Wealth Management provides a strong platform for the Company to grow its retail wealth management business in Canada. CI, which is a cornerstone of this growth platform, has an outstanding track record in investment management and offers the broadest selection of investment funds in the Canadian market. CI's competitive advantages also include its superior operating capabilities, highly efficient back office operations and its exclusive access to the Company's strong retail insurance distribution network.

2002 OPERATIONAL HIGHLIGHTS

- Achieved solid earnings of $97 million, up 116% from 2001
- Strong accumulation annuity and payout annuity sales reflecting consumer preference for guaranteed products in volatile markets
- Integration of Spectrum and Diversico with CI took less than five months, allowing CI to quickly realize synergy savings and sales opportunities with SLF Canada's exclusive ICA sales force
- CI's mutual fund sales stabilized and showed significant signs of recovery in the second part of 2002

FINANCIAL RESULTS

Earnings from Retail and Other Wealth Management increased to $97 million, up $52 million or 116%, compared to 2001. The increase reflected the contribution of $44 million from Clarica, strong earnings performance in McLean Budden and CI, and expense reductions. These favourable changes were partially offset by reduced earnings resulting from the sale of Spectrum.

Revenue for the year grew to $1.3 billion, up $489 million or 63%. The revenue growth resulted primarily from the contribution of $549 million from Clarica, and increased annuity sales, partially offset by the lost revenue related to the sale of Spectrum. Fee income decreased marginally as Clarica's contribution largely offset the reduced fees due to the Spectrum sale.

Total assets under management, which exclude CI's assets, increased to $37.1 billion as at December 31, 2002, up $6.7 billion from 2001. The increased assets were attributable primarily to Clarica's contribution of $12.4 billion, net of Diversico, partially offset by a reduction of $6.6 billion resulting from the sale of Spectrum to CI. The impact of market declines was largely offset by net sales for the year.

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2002	2001	2000
Premiums	519	227	285
Investment Income	506	300	338
Fee Income	239	248	257
Total Revenue	1,264	775	880
Client Disbursements & Change in Actuarial Liabilities	863	433	574
Commissions & Other Expenses	251	244	240
Income Taxes	44	35	26
Non-Controlling Interests in Net Income of Subsidiaries	9	18	16
Shareholders' Net Income	97	45	24

RETAIL AND OTHER WEALTH MANAGEMENT
ASSETS UNDER MANAGEMENT ($ billions)


28.4
30.4
37.1
00
01
02

Sun Life Financial Canada – Group Benefits

BUSINESS PROFILE

The Company's Group Benefits operations are the largest provider of group life and health insurance products in Canada. The Company has approximately 22% market share in the Canadian group benefits business based on premiums and premium equivalents. The Company provides extended health care as well as short-term and long-term disability insurance. Its group products are custom-designed and are positioned to fulfil the protection needs of employers of all sizes. The Company competes on its strength of scale, product offerings and advanced technology. The group benefit products are marketed and distributed across Canada by its experienced sales representatives in co-operation with independent brokers and benefit consultants.

Group Benefits has provided consistent growth and earnings. It represents a significant growth area for SLF Canada. The Company intends to continue to expand its market dominance by leveraging its ability to provide integrated group benefits and group retirement services.

2002 OPERATIONAL HIGHLIGHTS

- Maintained high standards of customer service despite the challenges arising from the Clarica integration
- Successfully launched online Pay-Direct drug card and expanded Internet-based services to cover health spending accounts, vision care and drug claims
- Strong earnings of $157 million, up $76 million or 94%, including $46 million from Clarica

In 2002, Group Benefits expanded its market dominance by leveraging its increased scale and product depth resulting from the Clarica acquisition. In the smaller and medium size market, the Company continued to increase its market share by providing custom-designed products and high quality service.

In the large case market, the Company is well positioned to capitalize on its groundbreaking approach of providing integrated group benefits and group retirement services. This integrated approach provides seamless, one-stop solutions that significantly streamline the increasingly complex administration of group plans. It allows plan members to manage their benefit claims and retirement investments on a centralized, Internet-based platform with easy access.


ONE-STOP SOLUTION OF GROUP BENEFITS AND GROUP RETIREMENT SERVICES
INTEGRATED ONLINE SERVICE PLATFORM (INTERNET BASED)
Single Password and ID
Claims Submission
Personal Pension Portfolio
Links to Employers' Intranets

FINANCIAL RESULTS

Group Benefits reported strong results for the year, with earnings up $76 million or 94% to $157 million relative to 2001. Excluding the contribution of $46 million from Clarica, the increase in earnings of $30 million reflected better morbidity experience and improved operating margins.

Revenue for the year increased by $669 million, or 43%, to $2.2 billion. The strong growth in revenue was attributable to the addition of $636 million from Clarica and, in part, reflected the Company's successful expansion in key product lines and customer segments. New business premiums increased to $130 million, up $21 million or 9% from 2001. The increase was due to Clarica's contribution of $12 million and increased group health premiums. Fee income earned on the administrative services only business in the group health business line grew 66% in 2002 to $88 million, of which $24 million was contributed by Clarica.

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2002	2001	2000
Premiums	1,765	1,211	1,120
Investment Income	358	280	307
Fee Income	90	53	41
Total Revenue	2,213	1,544	1,468
Client Disbursements & Change in Actuarial Liabilities	1,629	1,176	1,119
Commissions & Other Expenses	345	226	215
Income Taxes	82	61	66
Shareholders' Net Income	157	81	68
Sales – Group Life and Health	130	109	141

Sun Life Financial Canada – Group Retirement Services

BUSINESS PROFILE

The Company's Group Retirement Services ("GRS") business unit is the largest provider in Canada of group retirement products and services, including defined contribution plans, defined benefit plans, and group savings and annuities. With its strength in product offerings, customer services and infrastructure capabilities, the Company is well equipped to meet the complex plan and service requirements of medium to large corporations and associations, and to provide cost effective solutions for smaller markets. The Company had approximately 29% market share in Canada based on assets under management, and its group products covered approximately 805,000 plan members at the end of 2002. The Company's products are marketed and distributed through both its in-house sales force and pension consultants.

GRS represents a key part of the Company's wealth management growth platform in Canada. GRS' significant scale allows it to make effective use of technology and to price competitively without compromising operating margins.

2002 OPERATIONAL HIGHLIGHTS

- Achieved record sales of $1.2 billion, the highest in the industry
- Signed up a number of significant new clients for the integrated group retirement and group benefits services
- Earnings up $19 million, or 50%, including contribution of $15 million from Clarica

FINANCIAL RESULTS

GRS increased its focus on sales, business retention and cost controls in light of difficult investment market conditions in 2002. The excellent performance in these areas contributed to strong financial results in GRS. Earnings for the year were $57 million, up $19 million or 50%. Without the contribution of $15 million from Clarica, the increase would have been $4 million, or 11%, compared to 2001. Fee-based business reported strong earnings as a result of the continuing shift in pricing to member-based fees. In addition, fixed income products such as payout annuities benefited from higher spreads between the earned rate on the Company's investments and credited rates for policyholders.

Revenue increased by $332 million, or 62%, to $871 million, due to the contribution of $322 million from Clarica. The increased fee income of $10 million, before Clarica's contribution of $45 million, reflected the impact of the Company's client specific pricing actions and continuing shift to fee-based services.

GROSS SALES – GRS ($ millions)


839
804
1,165
00
01
02

GRS generated impressive sales of $1.2 billion in 2002, including contracts from several major Canadian corporations and institutions.

Assets under management increased by $11.5 billion, or 96%, to $23.3 billion as at December 31, 2002. The acquisition of Clarica almost doubled GRS' assets under management.

GRS provided services to approximately 6,100 Canadian companies in 2002, with 805,000 plan members as at December 31, 2002. The number of plan members increased by 480,000, or 148%, compared to 325,000 as at December 31, 2001. The significant change in 2002 reflected, in large part, the impact of Clarica, which was already one of the leading players in the group retirement services market prior to its acquisition.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2002	2001	2000
Premiums	335	218	280
Investment Income	435	275	298
Fee Income	101	46	42
Total Revenue	871	539	620
Client Disbursements & Change in Actuarial Liabilities	668	415	475
Commissions & Other Expenses	115	57	57
Income Taxes	31	29	43
Shareholders' Net Income	57	38	45
Selected Financial Information			
AUM (billions)	23.3	11.9	12.1
Number of Plan Members (000s)	805	325	314

Sun Life Financial Canada – Reinsurance

BUSINESS PROFILE

The Company's Canadian Reinsurance operations provide customized reinsurance solutions, with a primary focus on the life retrocession business in North America. The Company is a market leader in North America with 27% market share based on life retrocession In-force. The Company's leadership position in life retrocession reflects its strong expertise in pricing and mortality risk management as well as its high credit rating.

The Company's reinsurance business represents an important franchise and contributes solid earnings. The Company intends to selectively pursue growth opportunities in the core life retrocession business in North America and Europe.

2002 OPERATIONAL HIGHLIGHTS

- Maintained strong earnings and revenue performance following the closing of the Clarica transaction
- Life retrocession In-force grew by 6% to $183 billion from $172 billion as at the closing of the Clarica acquisition
- Strengthened international structure and capabilities through the creation of a new Barbados branch operation and the continued development of its reinsurance subsidiary in Ireland

FINANCIAL RESULTS

SLF Canada's reinsurance business was acquired as part of the Clarica transaction. For the seven months in 2002 as part of the Sun Life Financial organization, Reinsurance reported strong earnings of $32 million. This solid performance was a result of effective product design and pricing, as well as expense control. Reinsurance embarked on a number of initiatives that strengthened its business focus and solidified its leadership position in an increasingly challenging business environment.

Revenue was $258 million from seven months of operations in 2002. Sales of in-force insurance for the year were $16 billion, representing a strong performance in light of a continued soft reinsurance market in 2002.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2002	2001	2000
Premiums	229	–	–
Investment Income	26	–	–
Fee Income	3	–	–
Total Revenue	258	–	–
Client Disbursements & Change in Actuarial Liabilities	176	–	–
Commissions & Other Expenses	40	–	–
Income Taxes	10	–	–
Shareholders' Net Income	32	–	–
In-force business (billions)	183		

Sun Life Financial Canada – Investment Portfolio & Other

BUSINESS PROFILE

The Company's Canadian Investment Portfolio & Other operations include investment income and expenses not directly attributable to the Canadian strategic business units.

FINANCIAL RESULTS

For the year ended December 31, 2002, Canadian Investment Portfolio & Other reported earnings of $30 million, compared to earnings of $9 million in 2001. The increased earnings of $21 million were primarily attributable to interest on a tax refund, a reduction in tax expenses from the resolution of past issues with the tax authorities and provisions for a legal settlement in 2001. These favourable items were partially offset by increased net loan loss provisions.

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2002	2001	2000
Premiums	–	–	–
Investment Income	29	24	8
Fee Income	4	2	1
Total Revenue	33	26	9
Client Disbursements & Change in Actuarial Liabilities	–	26	–
Commissions & Other Expenses	25	3	11
Income Taxes	(27)	(12)	(1)
Non-Controlling Interests in Net Income of Subsidiaries	5	–	–
Shareholders' Net Income (Loss)	30	9	(1)

Sun Life Financial United States

BUSINESS PROFILE

SLF U.S. concentrates on individual annuity products, high-end and emerging affluent segments of the individual insurance market, and high growth group business lines. The Company, through its Retirement Product and Services business unit, offers innovative and enhanced fixed and variable annuities in the United States. The Company participates primarily in two insurance businesses: (i) individual life, including fixed and variable universal life, corporate and bank-owned life insurance, and (ii) group life and health insurance including life insurance, short and long-term disability benefits and medical stop-loss plans.

STRATEGY

- Grow and become a top 10 player in selected protection and wealth management markets
- Leverage product innovation strength and operational excellence
- Build world-class wholesale distribution capabilities
- Strengthen operational capabilities and information infrastructure

2002 HIGHLIGHTS

- Keyport fully integrated with savings run rate exceeding the target of $50 million
- Earnings of $208 million from Keyport exceeding 2002 target set at its acquisition
- Strong earnings growth of 20% and 11% in group business and individual life, respectively
- Decisive risk management actions significantly reduced market exposures of variable annuities

PRIORITIES FOR 2003

- Achieve earnings growth through revenue growth and operational efficiency
- Continue to optimize capital structure
- Grow market share by expanding and strengthening distribution capabilities
- Achieve greater scale in core businesses

CONSOLIDATED FINANCIAL RESULTS

For the year ended December 31, 2002, SLF U.S. reported strong earnings of $374 million, up $152 million or 69% relative to the 2001 level of $222 million. This increase reflected solid contribution from the Keyport acquisition and strong growth momentum in individual and group insurance businesses. These contributions were partially offset by increased bond provisions in SLF U.S. Keyport reported earnings of $208 million before financing costs in 2002, exceeding the management target set at the time of its acquisition. Keyport, acquired on October 31, 2001, contributed $27 million to the Company's earnings in 2001.

Revenue for the year was $11.9 billion, up $4.1 billion or 52% from $7.8 billion in 2001. The increase was largely driven by the addition of Keyport and strong premium growth in both the individual and group insurance businesses. These contributions were partially offset by decreased sales of dollar cost averaging annuity products primarily resulting from weak U.S. equity market performance.

ROE decreased to 7.3% from the 2001 level of 11.8%. The decrease reflected the full year impact of increased capital usage associated with the Keyport acquisition and higher capital requirements for the Company's variable annuity business due to equity market declines.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2002	2001	2000
Premiums	9,165	5,821	5,502
Investment Income	2,069	1,505	1,238
Fee Income	643	485	419
Total Revenue	11,877	7,811	7,159
Client Disbursements & Change in Actuarial Liabilities	9,838	6,470	5,834
Commissions & Other Expenses	1,641	1,090	1,069
Income Taxes	38	25	28
Par Policyholders' Income	(2)	4	(1)
Loss (Income) from Discontinued Operations	(12)	–	–
Shareholders' Net Income	374	222	229
Selected Financial Information			
Return on Equity	7.3%	11.8%	20.1%
Total AUM (billions)	83.3	78.5	47.3
Capital Employed			
Debt	1,749	1,643	473
Equity	5,411	4,543	1,312
Total	7,160	6,186	1,785
Goodwill	2,010	1,952	–

Sun Life Financial United States – Retirement Products and Services

BUSINESS PROFILE

The Company's Retirement Products and Services ("RPS") is a major provider of individual annuity products in the U.S. market. RPS offers a full annuity product suite supported by its product development strength, broad distribution capabilities, strong operating efficiency, and effective investment and risk management.

RPS represents an integral part of the Company's growth platform in the U.S. and is well positioned to compete in a consolidating environment in the U.S. annuity market.

2002 OPERATIONAL HIGHLIGHTS

- Sun Life Financial and Keyport, as a combined carrier, were rated by Operations Managers Roundtable in the top grouping of annuity writers
- Combined the annuity distribution operations of RPS and MFS to increase scale and leverage the recognition of both the MFS and Sun Life Financial brands
- Merged the Company's subsidiaries Sun Life Insurance and Annuity Company of New York and Keyport Benefit Life Insurance Company to streamline its operating structure in the U.S.

FINANCIAL RESULTS

The Company, like other variable annuity providers in the U.S., experienced further pressures from a continuing sluggish economy and increased market volatility in 2002. The decline in the equity markets resulted in, among other things, lower fee income and higher provisions for annuity products with a guaranteed minimum death benefits feature. In spite of these adverse factors, earnings from RPS increased to $269 million, up $205 million or 320% from $64 million in 2001. This excellent performance provided tangible evidence of the critical importance of the Keyport acquisition to the Company's earnings diversification strategy. Keyport's earnings increased by $181 million, reflecting its full year contribution in 2002. The solid performance of Keyport, which operates principally in the fixed annuity market, compensated for the slowdown in the growth momentum of the Company's variable annuity business, which is sensitive to market performance.

The Company established an S&P 500 Index based hedge program in 2001. This program hedges against increases in actuarial liabilities that would arise from declines in the equity market. The Company has also entered into reinsurance arrangements for a portion of its variable annuity block of business that includes the guaranteed minimum death benefits feature. The reinsurance arrangements mitigate increasing death claims arising from the impact that market declines would have on guaranteed minimum death benefits requirements. The S&P 500 Index hedge and the reinsurance arrangements were effective in substantially mitigating the earnings impact that market declines had on these exposures.

Revenue for the year increased to $8.2 billion, up 77% from $4.7 billion in 2001. This significant growth was primarily due to the full year contribution of Keyport. Annuity sales were largely flat, as increased fixed annuity sales offset lower variable annuity sales. The increase in fixed annuity sales reflected the full year impact of Keyport's contribution. On the variable annuity side, the decreased sales were consistent with industry experience. The Company refrained from selling annuity products with certain guaranteed features due to a lack of acceptable risk mitigants for these products.

Assets under management were $62.1 billion as at December 31, 2002 compared to $65.1 billion as at December 31, 2001. The decrease of $3.0 billion reflected the impact of market declines on the Company's variable annuity assets.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2002	2001	2000
Premiums	6,297	3,525	3,523
Investment Income	1,446	714	474
Fee Income	505	433	409
Total Revenue	8,248	4,672	4,406
Client Disbursements & Change in Actuarial Liabilities	7,069	4,146	3,822
Commissions & Other Expenses	836	451	497
Income Taxes	74	11	14
Shareholders' Net Income	269	64	73
Selected Financial Information			
Gross Sales – Annuity			
Variable Annuities	3,986	4,554	6,501
Fixed Annuities	2,653	353	–
Indexed Annuities	521	82	–
Total	7,160	4,989	6,501
Total AUM (billions)	62.1	65.1	36.2

Sun Life Financial United States – Individual Life

BUSINESS PROFILE

The Company's U.S. Individual Life operations are positioned to attract and service high net worth individuals in the U.S. market. Individual Life ranked #2 in policy size in universal life products in 2002. The Company focuses on competitively priced, high-quality products including universal life, variable universal life, bank-owned life insurance ("BOLI"), private placement variable universal life and corporate-owned life insurance ("COLI") universal life and variable universal life. The Company's core distribution channels, consisting principally of general agents and third-party intermediaries, provide strong access to its target customers.

Individual Life represents a core franchise of the Company's business platform in the U.S., providing a reliable stream of strong earnings. To maintain its earnings strength, this business unit competes aggressively in the high growth estate protection and wealth transfer segments, and the COLI and BOLI markets.

2002 OPERATIONAL HIGHLIGHTS

- Strong earnings and effective capital management resulted in excellent returns
- Achieved strong top-line growth with total sales up 51% relative to 2001
- Launched a new family of universal life products designed to suit the needs of high net worth individuals

FINANCIAL RESULTS

Individual Life in the U.S. continued to deliver strong performance in 2002. Earnings increased to $118 million, up $12 million or 11% from 2001. The increase largely reflected the growth of In-force business driven by continued sales of profitable products, partially offset by worse mortality experience relative to 2001. Management continued to focus on profitability improvement through pricing and margin improvement. The operating expense to insurance premium ratio in 2002 decreased to 6% from the 2001 level of 9%.

Revenue for the year grew to $2.7 billion, up $457 million or 21%. This increase, along with the 51% increase in total sales, is primarily the result of strong sales momentum in offshore products and U.S. issued universal life products, as well as increased sales in COLI products.

During 2002, Individual Life began to expand its core product wholesale distribution, with wholesalers increasing from 6 in 2001 to 14 at the end of the year. In addition, it extended its BOLI focus to the mid-size case market.

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2002	2001	2000
Premiums	1,943	1,502	1,347
Investment Income	701	693	628
Fee Income	19	11	6
Total Revenue	2,663	2,206	1,981
Client Disbursements & Change in Actuarial Liabilities	2,066	1,705	1,512
Commissions & Other Expenses	435	354	338
Income Taxes	46	37	57
Par Policyholders' Income (Loss)	(2)	4	(1)
Shareholders' Net Income	118	106	75
Selected Financial Information			
Gross Sales			
Non-BOLI	270	130	140
BOLI	137	139	127
Premiums & Deposits	3,404	2,112	2,668

GROWTH IN U.S. INDIVIDUAL LIFE ($ millions)



Gross Sales (excl. BOLI)
Earnings
140
130
270
75
106
118
00
01
02
00
01
02

Sun Life Financial United States – Group Life and Health

BUSINESS PROFILE

The Company's U.S. Group Life and Health operations provide value-added products and services to meet the group benefit needs of primarily small to medium-sized companies. Group Life and Health leverages its strong distribution capabilities to market group life, disability and medical stop-loss products throughout the United States. With strong underwriting expertise and distribution capabilities, the Company is a leading provider of stop-loss products, ranking #3 based on sales in 2002. The Company's group insurance products are marketed and distributed by its sales representatives in its 20 regional sales offices in the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.

Group Life and Health has provided consistent growth and earnings. It represents a core growth area for the Company in the U.S. marketplace.

2002 OPERATIONAL HIGHLIGHTS

- Achieved excellent revenue growth of 16% and earnings growth of 20%
- Aggressively pursued product repricing and market share growth in the stop-loss business
- Continued to build strong distribution presence in all markets

FINANCIAL RESULTS

The growth momentum in the Company's Group Life and Health in the U.S. remained strong in 2002. Management continued to take a disciplined approach to renewal underwriting. Most products, particularly stop-loss, were priced to meet or exceed target hurdle rates.

Earnings increased to $49 million, up $8 million or 20%, compared to 2001. The increase was primarily driven by favourable claims experience in group health, improved pricing in stop-loss products and continued margin improvement. The operating expense to insurance premium ratio in 2002 decreased to 13% from 14% in 2001.

Revenue for the year grew to $1.0 billion, up $137 million or 16%. The increase was primarily driven by increased health premiums resulting from better pricing and additional new business.

In 2002, Group Life and Health continued to pursue growth opportunities in the group life business with added focus on expanding its presence in the segment of national accounts that include employers with up to 10,000 lives. The growth in group life was supported by the Company's investments in servicing infrastructure and expansion of sales force. On the stop-loss front, the Company continued to expand its relationships with preferred partners to strengthen its distribution capabilities.

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2002	2001	2000
Premiums	925	794	632
Investment Income	80	75	64
Fee Income	3	2	3
Total Revenue	1,008	871	699
Client Disbursements & Change in Actuarial Liabilities	699	616	491
Commissions & Other Expenses	241	200	169
Income Taxes	19	14	14
Shareholders' Net Income	49	41	25

GROWTH IN U.S. GROUP LIFE AND HEALTH ($ millions)


Sales
Earnings
198
279
302
25
41
49
00
01
02
00
01
02

Sun Life Financial United States – Investment Portfolio & Other

BUSINESS PROFILE

The Company's U.S. Investment Portfolio & Other operations include investment income and expenses not directly attributable to the U.S. core business units as well as IFMG and other distribution subsidiaries in the U.S. IFMG is a premier distributor of insurance and investment products to retail customers through banks in the U.S.

2002 OPERATIONAL HIGHLIGHTS

- IFMG retained the #1 ranking in sales of third-party annuities through the bank distribution channel
- Total sales in IFMG reached $14.2 billion, including proprietary sales of $3.2 billion

FINANCIAL RESULTS

For the year ended December 31, 2002, U.S. Investment Portfolio & Other had a loss of $62 million, compared to the earnings of $11 million in 2001. The unfavourable change of $73 million was primarily attributable to significant bond provisions taken in 2002 primarily related to the U.S. telecommunication, airline and energy sectors. These provisions reduced earnings by $57 million, which was relatively moderate given the magnitude of the overall credit defaults experienced by the U.S. corporate debt market during 2002. The reduction in earnings was also attributable to lower investment income resulting from a decrease in invested assets that are held in this unit. These decreases were partially offset by the contribution of $12 million from Clarica U.S., which was classified as discontinued operations in 2002, and increased tax recoveries due to the resolution of past issues with the tax authorities in the United States.

Revenue for the year decreased by $104 million, reflecting reduced investment income partially offset by higher fee income. Lower investment income was primarily caused by bond provisions taken during the year and unfavourable spread between investment returns and credited rates on invested assets managed for other SLF U.S. business units. The increase in fee income was largely due to the full year impact of sales in IFMG.

IFMG, acquired together with Keyport in October 2001, reported strong sales in 2002 in spite of volatile stock markets and weak consumer confidence. Total sales reached $14.2 billion, reflecting its continued aggressive expansion through the hiring of experienced sales representatives and the addition of key bank partners.

The proprietary sales at IFMG, which represent the sales of products from its parent and affiliated companies, rose to $3.2 billion. In 2002, the Company intensified its efforts to leverage IFMG's strength in the bank channel to market the Company's variable and fixed annuity products and MFS mutual funds. IFMG also started distributing the Company's life insurance products.

SUMMARY STATEMENT OF OPERATIONS

($ millions)	2002	2001	2000
Premiums	–	–	–
Investment Income	(158)	23	72
Fee Income	116	39	1
Total Revenue	(42)	62	73
Client Disbursements & Change in Actuarial Liabilities	4	3	9
Commissions & Other Expenses	129	85	65
Income Taxes	(101)	(37)	(57)
Loss (Income) from Discontinued Operations	(12)	–	–
Shareholders' Net Income (Loss)	(62)	11	56

IFMG – SALES ($ billions)


4.9
6.8
14.2
00*
01*
02

	00*	01*	02
Proprietary	1.5	2.3	3.2
Other	3.4	4.5	11.0

* Represents IFMG sales prior to the acquisition by Sun Life Financial

MFS Investment Management

BUSINESS PROFILE

MFS is a significant U.S. based mutual fund and investment management company, offering investment products and services in the U.S. and other global markets to both retail and institutional investors. MFS manages mutual funds, variable annuity products, pension funds and other institutional funds. It also provides mutual fund and variable annuity distribution services. As at December 31, 2002, the Company's equity interest in MFS was 91.7%. The remaining 8.3% was owned by MFS' employees.

MFS' objective is to become a premier global asset manager that generates stable earnings through product and market diversification.

STRATEGIES

- Leverage superior long-term investment performance built on the strength of investment research
- Broaden business platform to include added focus on institutional and international products
- Solidify preferred access to the wholesale distribution channel
- Continue to strengthen efficient operating infrastructure

2002 HIGHLIGHTS

- Positive net sales of $5.1 billion in a very difficult market, reflecting strong sales momentum in institutional products
- Realigned cost structure to mitigate earnings risks from significant equity market declines
- Strong showings in the Lipper and Morningstar performance rankings of U.S. retail mutual funds
- Ranked as one of the 100 Best Companies to Work for in the U.S. for the fourth consecutive year by *Fortune* Magazine

PRIORITIES FOR 2003

- Continue to focus on asset retention
- Grow institutional and international businesses
- Continue investing in new products and distribution channels for future growth

FINANCIAL RESULTS

In 2002, global equity markets continued to languish as the pessimism about a quick economic recovery persisted. The S&P 500 Index averaged 994 in 2002, a decline of 17% from the 2001 average level of 1,194. Falling market valuations exerted significant earnings pressures on asset managers such as MFS, as their asset bases continued to decline. Assets under management at MFS decreased to $179.4 billion as at December 31, 2002, down 19% from the 2001 level of $220.2 billion. This decrease was in line with overall market declines in 2002. Despite severe market conditions, MFS contributed $174 million in earnings in 2002. This solid earnings performance reflected MFS' success in leveraging its core investment management capabilities to diversify its product platform, and improvements in its operating efficiency.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2002	2001	2000
Investment Income	9	16	19
Fee Income	1,970	2,257	2,363
Total Revenue	1,979	2,273	2,382
Commissions & Other Expenses	1,673	1,856	1,899
Income Taxes	109	144	176
Non-Controlling Interests in Net Income of Subsidiaries	23	42	51
Shareholders' Net Income	174	231	256
Selected Financial Information			
Return on Equity	46.2%	63.0%	87.0%
Sales (billions)			
Gross	56.3	67.3	67.6
Net	5.1	26.4	31.6
Total AUM (billions)	179.4	220.2	222.8
Average Net Assets (billions)	192.8	214.7	220.2
Capital Employed			
Debt	158	159	150
Equity	316	440	270
Total	474	599	420

On the sales front, MFS achieved net sales of $5.1 billion in 2002, which partially alleviated the severity of market value declines on assets under management. MFS reported impressive net sales of $6.9 billion and $1.3 billion in institutional and international products respectively, reflecting its increasingly strong presence in these markets. These net sales were partially offset by weakness in domestic mutual funds and annuity products, which had net outflows of $1.4 billion and $1.7 billion, respectively.

INSTITUTIONAL FUNDS ASSETS UNDER MANAGEMENT* ($ billions)


14.4
19.9
20.5
00
01
02

* Excluding institutional variable annuity assets

On the operational front, MFS implemented further cost containment measures to realign its cost structure with its reduced revenue base. The total number of employees in MFS decreased to 2,521 at the end of 2002, down 9% relative to a year ago. Excluding the one-time charge of $10 million related to MFS' cost containment measures implemented in 2002, operating expenses decreased by $96 million or 9% compared to 2001. MFS returned to the top spot in Overall Operations Support with a #1 ranking in DALBAR's most recent annual evaluation of Servicing within the U.S. mutual fund industry. MFS also placed 2nd in Overall Marketing Support.

Consistent with market declines, MFS' earnings in 2002 decreased by $57 million, or 25%, compared to 2001. Fee income, primarily driven by asset level, was down $287 million, or 13% as average net assets declined by 10% to $192.8 billion in 2002. ROE for the year decreased to 46.2% from 63.0% in 2001, reflecting the lower earnings.

During 2002, MFS continued to strengthen its competitive position in a challenging market environment. It reinforced the distinctive, broad-ranged investment style of its mutual funds to meet investors' increasingly sophisticated needs for asset allocation and diversification. On the strength of its proven research-driven investment model, MFS maintained its strong relative investment performance.

As at December 31, 2002, MFS had 18 mutual funds with overall Morningstar ratings of 4 or 5 stars, representing 46% of MFS' domestic retail mutual fund assets. In the Lipper survey, 77% of the total number of MFS equity and fixed income funds ranked by Lipper achieved either the first or second quartile performance for the one-year period. Results for 3-, 5- and 10-year periods were equally impressive, with 81%, 73% and 78% achieving the top two-quartile rankings.

PER CENT OF THE NUMBER OF EQUITY AND FIXED INCOME FUNDS RANKED IN THE TOP HALF (as of December 31, 2002)


77%
81%
73%
78%

	1 Year	3 Years	5 Years	10 Years
Total # of Funds	74	62	55	32
1st Quartile	49%	50%	45%	19%
2nd Quartile	28%	31%	28%	59%

Source: Based on Lipper Data

Based on long-term open-end mutual fund assets, MFS retained its top 10 position among mutual fund companies in the United States. As at December 31, 2002, MFS had total open-end mutual fund assets of $104.0 billion, of which $100.5 billion were long-term mutual funds.

Sun Life Financial United Kingdom

BUSINESS PROFILE

SLF U.K. manages a large block of in-force individual annuity and insurance policies. In March 2001, the Company stopped offering individual annuity and insurance products to new customers. The U.K. in-force individual policies now constitute a run-off block of business.

STRATEGIES

- Realize the underlying value of in-force individual businesses
- Maximize return on equity by effective capital management
- Minimize operational risks and regulatory exposures

2002 HIGHLIGHTS

- Maintained strong earnings performance, contributing $190 million to the Company
- ROE increased to 21.9% from 15.8% in 2001
- Outsourced the administration of in-force individual businesses to reduce risk

PRIORITIES FOR 2003

- Further reduce the administration costs of In-force business
- Enhance capital efficiency by deploying excess capital to core markets outside the U.K.
- Complete sale of U.K. group business

FINANCIAL RESULTS

For the year ended December 31, 2002, SLF U.K. contributed $190 million to the Company's earnings, $10 million more than the $180 million contributed in 2001. The results for 2001 included the earnings of $28 million and the revenue of $241 million from Sun Bank plc and SLC Asset Management Limited, both of which were sold in late 2001. Adjusted for the lost earnings from these businesses, the earnings of SLF U.K. increased by $38 million or 25% compared to 2001. This earnings improvement was largely attributable to decreased operating costs resulting from the Company's actions to reposition its U.K. business profile, better health claims experience, and a reduction in tax expenses due to the recognition and utilization of capital losses and the resolution of past issues with the tax authorities. These favourable changes were partially offset by the adverse impact of equity market declines, unfavourable mortality experience and reserve strengthening.

The strong earnings performance continued to underscore the success of the Company's strategic shift, implemented in 2001, to focus on realizing the value of the Company's U.K. in-force individual annuity and insurance businesses. The Company's decision to exit the direct sales force business eliminated new business acquisition costs and significantly lowered operation costs.

Revenue declined by $239 million or 12% compared to 2001, primarily due to the sales of the U.K. assets and the absence of new sales in individual annuity and insurance products. ROE increased to 21.9% from 15.8% in 2001, primarily reflecting the strong earnings performance and lower average equity employed in 2002.

Equity capital increased to $1.0 billion, up $125 million compared to 2001. The increase was due to earnings contribution of $190 million and currency translation impact of $80 million resulting from the appreciation of the British pound sterling relative to the Canadian dollar. These contributions were partially offset by the redeployment of equity capital of $145 million from SLF U.K. to other business units of the Company.

Earnings from the U.K. group business were $40 million, up 43% compared to $28 million in 2001. The strong earnings performance was attributable to improved claim experience. As described on page 19, the Company announced the agreement to sell its U.K. group business. The transaction closed in the first quarter of 2003.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2002	2001	2000
Premiums	990	967	1,069
Investment Income	730	934	968
Fee Income	108	166	223
Total Revenue	1,828	2,067	2,260
Client Disbursements & Change in Actuarial Liabilities	1,426	1,499	1,677
Commissions & Other Expenses	230	395	440
Income Taxes	(18)	(7)	24
Shareholders' Net Income	190	180	119
Selected Financial Information			
Return on Equity	21.9%	15.8%	11.1%
Total AUM (billions)	19.8	20.3	29.7
Capital Employed			
Debt	380	347	336
Equity	1,020	895	1,102
Total	1,400	1,242	1,438

Sun Life Financial Asia

BUSINESS PROFILE

SLF Asia provides individual insurance in the Philippines, Hong Kong, India, China and Indonesia, and group insurance in the Philippines and India, and wealth management in India and the Philippines.

STRATEGIES

- Build SLF Asia into a significant long-term revenue and earnings growth engine
- Expand in core markets by leveraging the Company's expertise in high return protection products and wealth management products and services
- Support growth by building critical mass, expanding product offerings, broadening distribution channels and strengthening operating infrastructure

2002 HIGHLIGHTS

- Launched life insurance joint venture operations in China, with sales of over $5 million in the first eight months of operations
- Insurance sales up 40% over 2001 in the region, over 600% in India and 91% in Hong Kong
- Another year of strong earnings of $41 million from the Philippines operations

PRIORITIES FOR 2003

- Maintain sales growth momentum
- Grow unit-linked products
- Develop and expand bancassurance channels
- Strengthen customer service capabilities
- Further improve the profitability of traditional insurance products

FINANCIAL RESULTS

For the year ended December 31, 2002, SLF Asia reported $24 million in shareholders' net income, up $4 million or 20% from 2001. This increase primarily reflected the reduced unit costs in its insurance operations in the Philippines and Hong Kong. The Company's Philippines operations had another year of solid earnings, contributing $41 million relative to $40 million in 2001. The earnings from the Philippines operations continued to serve as the principal source of funding for the Company's growth in other Asian markets.

Revenue increased to $661 million, up $197 million or 42% from 2001, reflecting strong overall sales in Hong Kong, increased single premium business in the Philippines and Hong Kong, and improved investment performance. SLF Asia's ROE for 2002 increased to 4.8% from 4.2% in 2001, due to improved earnings. The ROE level in 2002 reflected the impact of the Company's continuing investments in the region in pursuit of longer term returns.

SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2002	2001	2000
Premiums	504	325	296
Investment Income	155	136	117
Fee Income	2	3	–
Total Revenue	661	464	413
Client Disbursements & Change in Actuarial Liabilities	450	280	232
Commissions & Other Expenses	176	159	142
Income Taxes	11	5	12
Shareholders' Net Income	24	20	27
Selected Financial Information			
Return on Equity	4.8%	4.2%	6.7%
Gross Sales			
Individual Life	92	66	59
Total AUM (billions)	2.2	1.9	1.5
Capital Employed			
Debt	–	–	–
Equity	519	514	401
Total	519	514	401

THE PHILIPPINES

In the Philippines, the Company continued to solidify its strong market position by broadening product portfolios and enhancing customer services in 2002. The Philippines operation, which accounted for 47% of the Company's total insurance premiums in Asia, maintained its growth momentum in 2002 with total premiums up 31% relative to 2001.

GROWTH IN PHILIPPINES OPERATION
INSURANCE PREMIUMS ($ millions)


172
180
236
00
01
02

The Company's mutual fund operation in the Philippines continued to perform strongly. Mutual fund assets were $79 million as at December 31, 2002, up 276% compared to the 2001 level. The Philippines operation continued to strengthen its business platform to meet product needs in the retirement and education areas and became a top 10 provider of these pre-need services in the Philippines in 2002.

HONG KONG

In Hong Kong, the Company continued to focus on the bancassurance distribution channel. Sales through this channel have been growing strongly since it was established in 2001. Bancassurance sales increased to $19 million, up 560% relative to 2001. The bancassurance channel accounted for 47% of total sales in 2002 compared to 18% in 2001.

GROWTH IN HONG KONG OPERATIONS
INSURANCE PREMIUMS ($ millions)


102
119
241
00
01
02

The Company continued to strengthen its product offerings by focusing on unit-linked insurance products such as variable universal life and by enhancing traditional insurance products. The Company introduced unit-linked products in 2001 and has since grown its market share rapidly, capturing a top five position in the unit-linked product market based on sales in 2002. Unit-linked products accounted for 38% of sales in 2002, compared to 4% in 2001.

INDIA

The Company's India life insurance joint venture, Birla Sun Life Insurance Company Limited, continued to grow strongly by launching innovative, customer-focused products and expanding distribution capabilities in individual insurance, group insurance and savings. Sales in 2002 increased by 674% over 2001. By focusing on unit-linked life products, the Company achieved the highest average policy premium sales in the market. As at December 31, 2002, Birla Sun Life Insurance Company Limited had a direct sales force of 3,740 agents with sales offices in 16 cities and alternate channels with 75 corporate agents. While the direct sales force served as a principal distribution channel, alternate channels were also significant contributors, generating approximately 28% of total sales in 2002.

Despite lingering uncertainty of global equity markets, the Company's India asset management joint venture, Birla Sun Life Asset Management Company Limited, maintained its asset and customer base and is currently the fourth largest private mutual fund in India, measured by long-term mutual fund assets. During the year, major initiatives were launched to enhance its operating infrastructure and to increase its brand awareness. As at December 31, 2002, it had $1.9 billion in assets under management and approximately 346,000 investor accounts.

CHINA

The Company launched life insurance operations in the municipality of Tianjin in April 2002 through its China joint venture, Sun Life Everbright Life Insurance Company Limited. This joint venture has since been growing rapidly. It launched a highly competitive product portfolio consisting of life, critical illness, education saving products and unit-linked products, all of which were well received in the market. By the end of 2002, it had a sales force of 1,600 agents. The sales in the first eight months of its operations in 2002 were over $5 million, an excellent result in comparison with other insurance joint ventures that recently started operating in China.

INDONESIA

The Company's operation in Indonesia was repositioned in 2002, and major initiatives were launched to improve its infrastructure. A unit-linked product was launched in September and is becoming a major contributor to sales growth.

Corporate Capital

BUSINESS PROFILE

Corporate Capital refers to investment income, expenses, capital and other items not allocated to the Company's operating units. This reporting unit also includes the results of the Company's 32% equity investment in Administradora de Fondos de Pensiones Cuprum, S.A. ("Cuprum"), one of the leading pension fund administrators in Chile. It also includes the Company's accident and health reinsurance line, which is a closed block of business in run-off mode.

2002 HIGHLIGHTS

- Issued $800 million of subordinated debt and $200 million of SLEECS
- Further optimized the Company's overall capital structure through tax efficient capital management

PRIORITIES FOR 2003

- Achieve targeted synergy savings from the Clarica integration at the corporate office level
- Continue to develop, evaluate and execute value creation opportunities

FINANCIAL RESULTS

For the year ended December 31, 2002, Corporate Capital reported a loss of $277 million compared to earnings of $17 million in 2001. The 2002 results were affected by certain significant items including after-tax costs of $217 million arising from the acquisition of Clarica, an after-tax charge of $150 million in the Company's run-off block of accident and health reinsurance business, the after-tax loss of $48 million on the disposition of Clarica U.S., and the after-tax gain of $173 million on the sale of Spectrum. Excluding the impact of these events, the loss for 2002 would have been $35 million. The unfavourable change of $52 million relative to 2001 was primarily caused by the cost of $21 million recognized for employee stock options and reduced net investment income due to lower average capital employed relative to 2001.

Equity increased by $699 million from the $121 million as at December 31, 2001, primarily reflecting the transfer of excess capital from operating units to Corporate Capital during the year.

Cuprum had total assets under management of $8.6 billion as at December 31, 2002, compared to $8.8 billion as at December 31, 2001. The Company's investment in Cuprum contributed $12 million in earnings in 2002, compared to $15 million before goodwill amortization of $5 million in 2001. The decrease in earnings primarily reflected the unfavourable impact of the depreciation of Chilean currency relative to Canadian dollars.

SUMMARY STATEMENT OF OPERATIONS*

($ millions, except as noted)	2002	2001	2000
Premiums	71	88	282
Investment Income	500	444	277
Fee Income	(4)	1	1
Total Revenue	567	533	560
Client Disbursements & Change in Actuarial Liabilities	500	134	276
Commissions & Other Expenses	483	341	292
Income Taxes	(233)	33	15
Non-controlling Interests in Net Income of Subsidiaries	46	8	–
Loss (Income) from Discontinued Operations	48	–	–
Shareholders' Net Income (Loss)	(277)	17	(23)
Selected Financial Information			
Total AUM (billions)	4.0	2.4	3.5
Capital Employed			
Debt	198	106	263
Equity	820	121	1,796
Total	1,018	227	2,059

* Excluding consolidation adjustments of activities between segments

Risk Management

The Board of Directors has appointed a standing committee, the Risk Review Committee, which is dedicated to the oversight of risk management within the Company. No member of this committee is an employee of the Company. The committee's key duties include responsibility for: (i) ensuring that the major areas of risk of the business activities of the Company are identified and reviewed by management, and (ii) approving, and reviewing compliance with, the policies and programs implemented by the Company for the management and control of risk.

The Company has developed an enterprise-wide risk management framework to augment risk management within major operating areas and business units. The framework is designed to:

- improve the ability of senior management to identify and manage business risks across the organization; and
- enhance the Company's ability to achieve consistent risk management in all business units.

The framework includes:

- the appointment of a chief risk officer, and the establishment of a network of risk teams and committees reporting to an Executive Risk Committee that meets monthly;
- the development and maintenance of risk policies;
- the formulation of risk tolerance limits;
- the measurement of and exception reporting against risk policies and tolerance limits; and
- the development and periodic reporting of the Company's aggregate risk profile to management and the Board of Directors.

RISK POLICIES

The Company has established risk policies that set out the risks that the Company is prepared to undertake, and the types of control and monitoring programs that are required to be in place. These risk policies are reviewed and approved by the Risk Review Committee at least annually. Management reports at least annually, in writing, on compliance with such policies to the Risk Review Committee.

RISK IDENTIFICATION

The Company has a formal risk identification program in which management for each business group identifies the most important current key risks which may impact upon the business, the appropriateness of such risks, early warning indicators in place, and risk control programs and the individuals accountable for them. The results of such reporting are taken into consideration in establishing risk plans, and at least annually an aggregate risk profile is developed from such analyses and reported to the Risk Review Committee.

MARKET RISK TOLERANCE AND EARNINGS-AT-RISK

The Company has established market risk tolerance limits that set out the maximum income sensitivity of business groups to changes in interest rates, equities, and foreign exchange markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business groups against a set of internally prescribed market shocks. Deviations from the applicable limits are reported to the Risk Review Committee.

To complement the above, the Company has also developed an Earnings-at-Risk measurement model that provides to management and the Risk Review Committee an analysis of capital market risks, at a 95th percentile level, of the maximum deviation of earnings by major businesses based on a one-year forward projection of income. The Earnings-at-Risk model is also able to project the complete deviation of earnings distribution to further assist in risk management activities.

The following table sets out the sensitivity of the Company's earnings to changes in current long-term interest rates and equity markets. These amounts are estimated assuming limited management actions were taken to mitigate the impact of these changes.

SENSITIVITIES OF EARNINGS

($ millions)	Increase (Decrease) in Earnings
Interest Rate Sensitivity(1)	
1% Increase	53
1% Decrease	3
Equity Market Sensitivity(2)	
10% Increase	131
10% Decrease	(156)

(1) Represents the change of 100 basis points in interest rates across the entire yield curve.
(2) Represents the percentage change in equity markets.

ASSET/LIABILITY MANAGEMENT

The Company's asset/liability management maximizes long-term economic value within established risk tolerance limits and constraints. The Company's insurance liabilities are segmented according to major product type, with investment guidelines established for each segment. Asset mix, asset quality, liquidity and interest rate exposure are regularly measured and compared to policy objectives and liability requirements for each product segment.

To control interest rate risk (the risk of economic losses arising from changes in interest rates and the cash flow impact of these changes on investments), the Company has a matching policy for each portfolio of assets and associated liabilities in order to keep

potential losses within acceptable limits. The primary approach for interest-sensitive business lines, primarily individual and group annuities, is management of the "duration gap" of assets and liabilities. Duration gap analysis measures the sensitivity of assets, liabilities and off-balance sheet instruments to interest rate changes. Specifically, the Company employs a "key rate duration" technique that examines the duration gap of assets and liabilities at discrete points on the yield curve. These gaps are managed within specified tolerance limits.

To control market risk (the risk of financial losses due to adverse changes in market prices), the Company's exposure to these market risks is monitored and managed against established risk tolerance limits, such as the Earnings-at-Risk monitoring tools noted above. Stock holdings are diversified by industry type and by corporate entity. Real estate holdings are diversified by location and property type. The effects of a large and sustained adverse market movement are regularly monitored through Dynamic Capital Adequacy Testing and other stress testing techniques.

CLAIMS RISK MANAGEMENT

To control claims risk (the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies), the Company follows detailed, uniform underwriting procedures to determine the insurability of applicants and to manage exposure to large claims. Underwriting requirement limits are regularly scrutinized against industry standards.

Group insurance policies are underwritten prior to the issue of the policy and again at each renewal. The Company's group insurance underwriting is driven by risk selection, plan design and rating techniques.

The risk policies approved by the Board of Directors include limits on the maximum amount of insurance that may be issued and the maximum amount that may be retained. These limits vary by geographic region.

PRICING RISK

To control pricing risk (the risk that the actual experience with a product may deviate from the assumptions used in pricing that product as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, rates of policy termination and taxes), the Company sets standards and guidelines that address pricing methods and assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review, and pricing approval processes. The pricing risk management process also includes completion of an annual compliance assessment by all business units and the internal audit of business unit pricing on a rotating basis.

CREDIT RISK MANAGEMENT

To control credit risk associated with fixed income investments, the Company uses detailed credit and underwriting policies, detailed diversification requirements, comprehensive due diligence, and aggregate counterparty exposure limits within fixed income portfolios. A numerical credit risk factor is assigned to all fixed income investments, and an aggregate credit risk factor is developed for major operations and the Company in aggregate, which are monitored against pre-established limits and reported periodically to the Board of Directors. Provisions for impaired assets are charged against the carrying value of the asset. Allowances for possible future asset defaults are also provided through actuarial reserves.

LIQUIDITY RISK MANAGEMENT

To control liquidity risk (the ability of the Company to meet its obligations to policyholders and other creditors), the Company maintains, on a consolidated basis and as a matter of policy, liquefiable assets equal to at least 100% of all liabilities payable on demand. In addition, minimum levels of cash and money market investments as a percentage of total investment assets are maintained both on a consolidated level and within each national operation. Standby credit facilities are also maintained with a variety of banks throughout the world. Separate investment guidelines are maintained within each product line, with liquidity management taking into account the particular liquidity needs of each product line.

CONCENTRATION RISK MANAGEMENT

To control concentration risk (the risk of major losses resulting from an overexposure to a single entity, group of related entities or industry segment), the Company's investment guidelines establish limits on the level of investment which can be made in any single entity, group of related entities or industry segment and these limits are reviewed and amended, as necessary, at least annually. These limits are consolidated across all investment types to capture total exposure to any single borrower or investment. On a broader industry segment approach, the Company's investment guidelines also require that the risk levels of the various investment sectors be monitored with allocations adjusted accordingly. The Company maintains a reinsurance ceded policy to establish limits and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers. These limits are also consolidated across operations to capture total exposure to any single reinsurer.

FOREIGN CURRENCY RISK MANAGEMENT

To control foreign currency risk (the risk of losses resulting from changes in currency exchange rates), the Company's assets and liabilities held in each jurisdiction in which it conducts business are predominantly denominated in local currencies. This approach, together with the requirement for the Company's non-Canadian operations to function on a self-sustaining basis, provides an

effective operational hedge against currency fluctuations. Foreign exchange controls imposed by jurisdictions in which the Company carries on business do not have a material impact on the Company's business or operations.

DERIVATIVE RISK MANAGEMENT

As part of its asset/liability management program, the Company uses derivative instruments, including swaps, financial futures, options and forward contracts, to manage risks associated with currency, interest rate and stock market fluctuations. Guidelines for the use of derivatives specifically prohibit the use of derivative strategies that increase risks beyond the limits established for direct investments.

All derivative instruments used by the Company are monitored monthly on a marked to market basis and all derivative positions are reported quarterly to the Board of Directors. Each derivative position is monitored as to its purpose and as to whether it is still required for hedging purposes. The Company generally enters into derivative contracts only with counterparties rated "AA" or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if the counterparty obligation can be fully collateralized or if other credit enhancement features are included.

Where through its risk management monitoring and control programs the Company identifies a significant embedded guarantee in its protection or wealth management products, which has very high sensitivity to market movements, it will generally undertake to reduce such market sensitivity by using derivative contracts if it can do so on a cost effective basis.

Detailed information regarding the Company's derivatives outstanding is provided in Note 11 to the Company's Consolidated Financial Statements.

OPERATIONAL RISK MANAGEMENT

To control operational risk (arising from errors, inefficiencies or a lack of effectiveness of people, processes or systems), the Company has worldwide policies and guidelines as well as specific policies and guidelines for each market in which it operates.

Ongoing training through internal and external programs is designed to prepare staff at all levels for the demands of their positions. Operating and reporting processes are reviewed and updated regularly, with monitoring completed on an ongoing basis by the internal audit group. Information systems and technology are reviewed regularly and upgraded where necessary.

The Company maintains a comprehensive insurance program that reviews and provides protection against potential losses. This program includes appropriate levels of self-insurance. The Company maintains insurance both on properties that it owns and those securing its mortgage investments.

The Company's environmental risk management program is designed to ensure compliance with applicable laws and to protect investment assets from losses due to environmental problems. The senior investment officer in each national operation is responsible for ensuring that the local environmental policy is appropriate for local operating conditions.

Critical Accounting Policies

The Company's significant accounting policies, including actuarial policies, are described in detail in Notes 1, 2, 3 and 13 to the Company's Consolidated Financial Statements. Certain of these policies require management to make judgements involving assumptions and estimates, some of which may relate to matters that are inherently uncertain. The policies described below are considered particularly critical to the understanding of the Company's financial performance. As part of the Company's financial control and reporting, judgments involving assumptions and estimates are reviewed internally and by independent advisors on a regular basis. Policies are applied consistently in the determination of the Company's financial results.

BENEFITS TO POLICYHOLDERS

The Company's benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company's financial results and it requires management to make certain assumptions about, among other factors, interest rates, equity market performance, and mortality rates over the life of its products.

The Company uses best estimate assumptions for expected future experience in calculating actuarial liabilities. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. Best estimate assumptions are normally set based on the Company's recent average experience. Accordingly, the assumptions are expected to change slowly over time. Due to the long-term nature of benefit obligations, the provision for possible adverse deviations generally increases for contingencies further in the future. The best estimate assumptions and provisions for adverse deviations are reviewed at least annually and revisions are made where deemed necessary and prudent.

The actuarial estimates that are critical to the determination of the Company's actuarial liabilities are outlined below. The impacts of assumption changes in interest rates and equity market performance summarized below are described in the context of determining the value of actuarial liabilities as at December 31, 2002, and therefore are not an indication of their full impact on earnings.

INTEREST RATES

The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of assets backing the liabilities, the Company performs cash flow testing using a set of plausible future interest rates and general economic conditions. Some of these scenarios are prescribed by professional standards. The aggregate actuarial liabilities are set at least as high as that determined under the worst of the prescribed scenarios.

The Company uses duration gap analysis to examine if assets and the corresponding policy obligations they support are appropriately matched. This analysis measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

Among the Company's different lines of products, annuities are the most sensitive to changes in interest rates. The annuity businesses represent 57% of the Company's total actuarial liabilities. For the Company's annuity businesses, an immediate 1% parallel increase in assumed interest rates across the entire yield curve used to determine actuarial liabilities as at December 31, 2002, without management investment action to mitigate the impact of this change, would result in an estimated decrease of $59 million in net income. Conversely, an immediate 1% parallel decrease in assumed interest rates, again without any management investment action, would result in an estimated increase of $5 million in net income.

MORTALITY

Mortality refers to the rate at which death occurs for a defined group of people. Insurance mortality is generally based on the Company's average five-year experience. For annuities, the Company experience is combined with industry experience, since the Company's own experience is insufficient to be statistically reliable. Assumed future mortality rates on annuities are adjusted from time to time to reflect expected improvements in mortality. Mortality improvement assumptions are applied on a conservative basis. Assumed mortality rates for life insurance contracts do not reflect any future improvement which might occur.

For products such as payout annuities, where lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would result in a decrease of $45 million in net income.

EQUITY MARKET PERFORMANCE

The Company has substantial variable annuity operations, which are subject to equity market movements. The Company monitors its experience on a monthly basis, and has hedged a portion of its market exposure with long dated put options against the S&P 500. The actuarial liabilities for the Company's market-linked products with guarantees are particularly sensitive to changes in the equity markets. For these products, a decrease from the assumed equity market growth over their lives could result in a significant reduction in shareholders' net income.

ALLOWANCE FOR INVESTMENT LOSSES

The Company had total general fund invested assets of $110.5 billion as at December 31, 2002, the majority of which was invested in medium to long-term, high quality fixed income instruments. The Company maintains a prudent policy in setting the allowance for investment losses. It takes comprehensive assessments of credit and investment risks and ensures the adequacy of allowances for impaired assets. In determining the level of allowance, management, based on its experience, makes significant judgments about general economic and business conditions, industry trends, and specific developments with respect to single issuers.

The Company's total impaired assets amounted to $952 million as at December 31, 2002, against which $495 million of allowances were provided. In addition, the Company held $1.9 billion for possible future asset defaults included in its actuarial liabilities as at December 31, 2002.

GOODWILL AND OTHER INTANGIBLES

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. The Company had a carrying value of $6.1 billion in goodwill as at December 31, 2002, consisting primarily of $3.7 billion arising from the Clarica acquisition and $2.0 billion arising from the Keyport acquisition.

Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. As at December 31, 2002, the Company's finite-life intangible assets had a carrying value of $625 million, reflecting primarily the value of the banking distribution channel, the sales potential of its field force, and asset administration contracts. The Company's indefinite-life intangible assets had a carrying value of $671 million, reflecting fund management contracts, brand names and state licenses.

As described in Note 3 to the Company's Consolidated Financial Statements, the Company adopted the standard on goodwill and other intangible assets set out in the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062. Under this accounting standard, goodwill and indefinite-life intangible assets are no longer amortized but are tested at least annually for

impairment at the reporting unit level. Impairment is determined by comparing the fair value of a reporting unit to its carrying value. The Company uses a number of valuation methods including embedded value to determine the fair value of a reporting unit. These valuation methods involve the use of assumptions and estimates that require management's judgment. The use of different valuation methods and estimates could produce different values to apply in the impairment test.

IMPACT OF SIGNIFICANT CHANGES IN ACCOUNTING POLICIES IN 2002

In 2002, the Company adopted certain new accounting standards and policies which are detailed in Note 3 to the Company's Consolidated Financial Statements. The policies that could materially affect the Company's financial results are summarized below.

STOCK-BASED COMPENSATION

In the second quarter of 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002 on a prospective basis. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the stock options is amortized over the vesting periods as compensation expense with an offset to share capital. When the stock options are exercised, the proceeds received by the Company are credited to share capital.

The adoption of the fair value method for the stock options granted since January 1, 2002 for purposes other than a business acquisition resulted in a reduction in net income of $21 million and a decrease of 3 cents in basic and diluted earnings per share for 2002.

GOODWILL AND OTHER INTANGIBLES

The Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets, on January 1, 2002 on a prospective basis. This standard requires that intangible assets with an indefinite life and goodwill not be amortized. If the goodwill had not been amortized in 2001, net income for 2001 would have been increased by the amortization expense of $19 million.

This standard also requires that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis. The Company performed impairment tests for goodwill in 2002 as required and none of the goodwill balances were impaired. Impairment losses, if any, arising from the future annual impairment tests will be charged to income.

In July 2001, the Company adopted Business Combinations, CICA Handbook Section 1581 and the transitional provisions of Goodwill and Other Intangible Assets, CICA Handbook Section 3062. These standards and provisions, which are applicable to acquisitions completed on or after July 1, 2001, require that acquisitions of businesses be accounted for using the purchase method, and that goodwill and intangible assets with indefinite lives arising from these acquisitions not be amortized. The Company's acquisitions of Keyport and IFMG were accounted for in accordance with these accounting standards in 2001, as was Clarica in 2002.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

The Company adopted CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, in the fourth quarter of 2002, effective January 1, 2002, for transactions occurring on or after January 1, 2002 and discontinued operations existing at that date. This standard establishes the accounting requirements for long-lived assets to be disposed of by sale and discontinued operations. As a result of adopting this standard, the Company has reclassified its accident and health reinsurance and guaranteed minimum income benefit businesses to continuing operations, as these lines of business no longer qualify as discontinued operations. However, Clarica U.S. was reclassified as a discontinued operation, since it was a held-for-sale investment in 2002 and was sold on January 7, 2003.

Investments

The Company holds a diverse set of portfolios for its asset management, mutual fund and variable annuity operations, as well as for the Company's general funds. The Company maintains prudent, uniform investment policies with specific guidelines appropriate for each of its areas of operation. For its general funds, the Company focuses on maintaining high-quality, well-diversified portfolios that are appropriate for its general fund obligations. The investment of the Company's general funds is described below.

INVESTMENT POLICIES

The primary aim of the Company's investment strategy for its general fund assets is to ensure that all investments are properly structured relative to the maturities of their liabilities and that adequate liquidity is maintained at all times. The Risk Review Committee of the Board of Directors regularly reviews and approves investment policies that set prudent standards and procedures for the investment of the Company's assets. These policies include limits for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored and reported

by the Company's Corporate Office on a regular basis. In addition, management is required to advise the Board of Directors annually, in writing, of adherence to these policies.

INVESTMENT PROFILE

The Company had total consolidated general fund invested assets of $110.5 billion at December 31, 2002, compared to $73.3 billion at December 31, 2001. The significant increase in invested assets reflected the addition of Clarica's assets, which were $32.5 billion at December 31, 2002, normal business growth, and proceeds of $1.0 billion from the issuance of subordinated debt and SLEECS in 2002. The investment portfolio is broadly diversified and carefully managed with respect to the nature of the Company's underlying policy obligations. The Company invests the majority of its general funds in medium to long-term fixed income instruments such as bonds and mortgages. The Company's portfolio stance is quite conservative, with 93% of the general funds in cash and fixed income investments as at December 31, 2002. Real estate was only 3% of the general funds, of which approximately 68% related to the participating policyholders' account. Common stock was approximately 4% of the general funds, of which approximately 75% was related to the participating policyholders' account. The Company's shareholders' net income generally is not affected by the performance of investments held in the participating policyholders' account.

INVESTMENTS

($ millions)	2002		2001		2000	
	Carrying Value	% of Total	Carrying Value	% of Total	Carrying Value	% of Total
Bonds	73,423	66	48,077	65	27,534	54
Mortgages	15,799	14	8,622	12	10,179	20
Stocks	4,221	4	4,882	7	4,583	9
Real Estate	3,223	3	2,316	3	2,327	4
Cash and Equivalent Investments	7,152	7	4,809	7	3,962	8
Policy Loans and Other Invested Assets	6,726	6	4,558	6	2,416	5
Total Carrying Value	110,544	100	73,264	100	51,001	100
Total Market Value	115,049		74,763		52,977	

BONDS

The Company's bond portfolio represented 66% of invested assets at December 31, 2002 compared to 65% at the end of the previous year. The Company's bond portfolio is actively managed through a regular program of purchases and sales directed at optimizing yield quality and liquidity, while ensuring that the asset portfolio remains matched to liability requirements. At December 31, 2002, the bond portfolio had a carrying value of $73.4 billion and a market value of $77.6 billion compared with $48.0 billion and $49.3 billion at the end of 2001. The increase in bond investments was primarily attributable to the acquisition of Clarica in 2002.

At December 31, 2002 and 2001 the Company held $17.4 billion and $14.1 billion, respectively, of non-public bonds, which constituted 24% and 29%, respectively, of the Company's overall bond portfolio. Of such amounts, non-public bonds rated "A" or its equivalent or higher represented 52% and 51%, respectively, of total non-public bonds, and non-public bonds rated "BBB" or its equivalent or higher represented 89% and 91%, respectively, of total non-public bonds at such dates. The increased non-public bond holdings were due to the addition of Clarica's bond portfolio, which is also broadly diversified.

The Company's bond portfolio is also diversified by country. As at December 31, 2002, 34% of the total bond portfolio was invested in Canada, 50% in the U.S. and 11% in the U.K., based on the jurisdiction of the incorporation of issuers.

BONDS BY INVESTMENT GRADE


AAA – 32%
AA – 12%
A – 28%
BBB – 24%
BB and lower – 4%

MORTGAGES

The Company's mortgage portfolio represented 14% of invested assets at December 31, 2002 compared to 12% at the end of 2001. The Company's mortgage portfolio totalled approximately $15.8 billion compared to $8.6 billion at the end of 2001. The increase in mortgage investments was primarily attributable to the acquisition of Clarica. As at December 31, 2002, 64% of the total mortgage portfolio was invested in Canada, 34% in the U.S., and 2% in the U.K.

The Company's mortgage portfolio is almost entirely first mortgages. While the Company generally requires a maximum loan to value ratio of 75%, it may invest in mortgages with a higher loan to value ratio in Canada if the mortgage is insured.

As at December 31, 2002, commercial mortgages accounted for 73% and residential mortgages accounted for 27% of the Company's total mortgage portfolio. Approximately 45% of mortgage loans mature by December 31, 2007. As part of its ongoing investment activities, the Company seeks to renew a significant proportion of those mortgages that meet the Company's investment criteria.

The Company also originates and manages mortgage-backed investments for institutional clients. This fee-based business allows the Company to leverage its extensive commercial mortgage underwriting expertise and enhance its asset management strength. In 2002, the Company offered $497 million of commercial mortgage-backed securities in the U.S. The Company had $1.8 billion in managed mortgage assets as at December 31, 2002, compared to $1.5 billion at the end of 2001.

STOCKS

The Company's equity portfolio represented 4% of invested assets at December 31, 2002 compared to 7% at the end of 2001. At December 31, 2002, the Company's stock portfolio had a carrying value of $4.2 billion compared with $4.9 billion at the end of 2001. The market value of its stock portfolio was $3.1 billion compared with $4.4 billion at the end of 2001 primarily due to the decline of equity market valuations. The Company's equity investments held in the participating policyholders' account accounted for 75% of the Company's total stock holding as at December 31, 2002.

The Company's equity portfolio is diversified by country. At December 31, 2002, $734 million or 17% of the Company's equity portfolio related to Canadian issuers, $1.0 billion or 25% to U.S. issuers, $2.2 billion or 53% to U.K. issuers, and $215 million or 5% to issuers from other jurisdictions. The portfolio is also well diversified by industry classification and issuer.

REAL ESTATE

The Company's real estate portfolio represented 3% of invested assets at December 31, 2002, unchanged from the end of 2001. At December 31, 2002, 59% of the portfolio was located in Canada, 29% in the U.S. and 12% in the U.K. The Company's real estate portfolio had a carrying value of approximately $3.2 billion and a market value of approximately $3.4 billion at December 31, 2002, compared with $2.3 billion and $2.6 billion, respectively, at the end of 2001. The increase in real estate investments was primarily attributable to the acquisition of Clarica.

Commercial office properties are the major component of the real estate portfolio, representing approximately 51% of real estate investments at December 31, 2002.

The Company actively manages its real estate portfolio, focusing on acquisitions and dispositions, leasing, and the management of properties. The Company is also engaged in the business of advisory and management of third-party properties.

IMPAIRED ASSETS

Total impaired assets, net of allowances, amounted to $457 million at December 31, 2002, compared to $129 million as at December 31, 2001. The increase of $328 million was primarily attributable to the impaired assets associated with the Company's bond holdings in the U.S. telecommunication, energy and airline sectors. As a result of this increase in impaired assets, the Company's net impaired ratio, defined as net impaired assets to total invested assets, increased to 0.41% from 0.18% as at December 31, 2001.

The Company had allowances of $495 million against gross impaired assets of $952 million as at December 31, 2002. In addition, the Company had $1.9 billion for possible future asset defaults included in its actuarial liabilities as at December 31, 2002 compared with $943 million in 2001. The increase reflected the amount included in Clarica's actuarial liabilities.

The Company takes provisions for impaired bonds and mortgages. In 2002, the Company took provisions of $366 million, net of recoveries, on invested assets compared to net provisions of $4 million in 2001. The 2002 provisions were primarily related to bond investments in the United States.

DEFERRED NET REALIZED GAINS

Deferred net realized gains represent net gains on the sale of invested assets that have not yet been recognized in income. In accordance with Canadian generally accepted accounting methods for insurance companies, net realized gains on the sales of bonds and mortgages are deferred and amortized into future investment income on a constant yield basis over the remaining period to maturity. Net realized gains on the sale of stocks and real estate are deferred and amortized into future investment income at the annual rate of 15% and 10%, respectively, of the unamortized balance.

The Company had $3.5 billion in deferred net realized gains as at December 31, 2002, of which $2.6 billion represented net gains on invested assets backing actuarial liabilities and $825 million represented net gains on invested assets backing capital. Gains on bonds and stocks collectively represented 95% of total deferred net realized gains as at December 31, 2002.

NET UNREALIZED GAINS

Net unrealized gains represent the difference between market value and carrying value of investments, which are not recorded on the Company's balance sheet other than with respect to stocks

and real estate. Carrying values for stocks and real estate are determined on a moving average market method of accounting whereby a portion of unrealized gains or losses is included in the carrying value of investments. Consequently, the related amounts are credited to or charged against income.

The Company had $4.5 billion in net unrealized gains as at December 31, 2002 compared to $1.5 billion as at December 31, 2001. The increased unrealized gains were related to the Company's bond portfolio. Net unrealized gains on investments backing capital were approximately $271 million as at December 31, 2002 compared to approximately $122 million as at December 31, 2001.

Financial Position and Liquidity

The Company maintains a strong financial position and adequate liquidity to ensure that it can meet its obligations.

PRINCIPAL SOURCES OF FUNDS

The primary source of funds for the Company is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses and interest. Cash flows generated from operating activities are generally invested to support future payment requirements, including payment of dividends to shareholders. The Company may also raise funds from time to time through borrowing and the issue of securities to finance growth, acquisitions or other needs.

The Company maintained a strong cash position, with a positive net cash flow of $1.6 billion in 2002. Net cash provided by operating activities in 2002 was $4.4 billion which, together with Clarica's cash of $2.8 billion acquired at the closing of the Clarica transaction, was largely used to fund investing activities. The Company generated cash flow of $329 million from financing activities, primarily comprised of the increase of $500 million in subordinated debt and the increase of $200 million in SLEECS, net of shareholders dividends of $294 million.

During 2001, the Company generated positive net cash flow of $80 million. Net cash provided by operating activities in 2001 was $2.0 billion which, together with $908 million generated from financing activities, was used to fund investing activities. The Company raised new capital through the issue of 11 million common shares for $330 million and the issue of the first series of SLEECS, for $950 million to partially finance the acquisition of Keyport and IFMG. The Company decreased short-term borrowings by approximately $104 million and paid $204 million of dividends to shareholders. In addition, the Company bought back approximately one million shares for $35 million in early 2001.

At December 31, 2002, the Company maintained cash, cash equivalents and short-term investments totalling $7.2 billion compared to $4.8 billion as at December 31, 2001. In addition, the Company had available lines of credit in an aggregate amount of $1.2 billion and had drawn an aggregate of approximately $237 million as at December 31, 2002. These lines of credit generally have terms ranging from one to five years.

CASH FLOW

($ millions)	2002	2001	2000
Net Cash Provided by Operating Activities(1)	4,416	1,957	2,341
Net Cash Provided by (Used in) Financing Activities	329	908	(159)
Net Cash Provided by (Used in) Investing Activities(2)	(3,216)	(2,953)	(1,713)
Changes due to Fluctuations in Exchange Rates	44	168	36
Increase (Decrease) in Cash and Cash Equivalents	1,573	80	505
Cash and Cash Equivalents, beginning of period	2,583	2,503	1,998
Cash and Cash Equivalents, end of period	4,156	2,583	2,503
Short-term Securities, end of period	2,996	2,226	1,459
Cash, Cash Equivalents and Short-term Securities, end of period	7,152	4,809	3,962

(1) Includes net cash provided by discontinued operations.
(2) The amounts in 2002 include Clarica's cash and cash equivalents of $2.8 billion acquired and in 2001 include Keyport's cash and cash equivalents of $919 million acquired.

LIQUIDITY

The Company's primary liquidity requirement is to meet operating cash outflow obligations such as the payment of claims and expenses and debt servicing, and to ensure its ability to pay shareholder dividends. The Company generally maintains a conservative liquidity position that exceeds on a consolidated basis all the liabilities payable on demand. To further strengthen its liquidity, the Company actively manages and monitors its capital levels, the asset/liability matching position, the diversification and credit quality of its investments, and its cash forecasts and actual amounts against established targets. In addition, the Company maintains standby credit facilities with a variety of banks.

The Company is subject to various regulations in the jurisdictions in which it operates. The ability of the Company's operating subsidiaries to pay dividends and transfer funds within the Company is regulated in certain of these jurisdictions. Transfers of funds across certain jurisdictions or among the Company's subsidiaries require local regulatory approvals and the satisfaction of certain conditions. Through effective cash management and capital planning, the Company ensures that its subsidiary operations, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.

Based on the Company's historic cash flows and current strong financial performance, management believes that the cash flow from the Company's operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.

CAPITAL STRUCTURE

The Company's capital consists of equity, preferred shares, SLEECS that qualify as Tier 1 capital for regulatory capital purposes, cumulative capital securities and subordinated debt. Shareholders' equity increased to $14.8 billion, up $7.2 billion from the 2001 level of $7.6 billion. The increase was primarily due to the new common shares issued in connection with the Clarica acquisition and the contribution of earnings during the year, partially offset by shareholder dividends. Currency translation increased equity by $107 million primarily as a result of depreciation of the Canadian dollar relative to the British pound sterling in 2002.

The number of SLF Inc. common shares outstanding increased to 618.4 million as at December 31, 2002, compared to 431.7 million as at December 31, 2001. The increase was primarily related to the new common shares issued in connection with the Clarica acquisition.

Sun Life Assurance had preferred shares outstanding of $158 million as at December 31, 2002. These shares were originally issued by Clarica.

The Company, through Sun Life Capital Trust, issued $200 million of Series B SLEECS in the second quarter of 2002. In certain limited circumstances, the Series B SLEECS can be converted into Sun Life Assurance preferred shares that are exchangeable into SLF Inc. common shares at a price equal to 95% of the trading price at the time of exchange. These securities, with an effective yield of 7.093%, represent low cost and tax efficient funding that provides the Company with increased capital flexibility.

The Company's long-term debt increased with the issue of $800 million of subordinated debentures and the addition of $700 million of subordinated debentures from Clarica, net of the redemption in January 2002 of $300 million of subordinated debt due in 2005. At the end of December 31, 2002, the Company had cumulative capital securities of $948 million which were issued in U.S. dollars with no scheduled maturity date, $1.5 billion of subordinated debentures issued in Canadian dollars with maturities between 2013 and 2028, and subordinated notes of $472 million issued in U.S. dollars with maturities between 2007 and 2015.

Including the SLEECS and preferred shares as part of debt, the Company's debt-to-total capital ratio decreased to 22% as at December 31, 2002 from 26% at December 31, 2001.

SHAREHOLDER DIVIDENDS

SLF Inc. increased its quarterly shareholder dividend to $0.14 per share, up 17% from $0.12 per share in 2001. Total shareholder dividends for 2002 were $0.56 per share, representing a payout ratio of approximately 24% in respect to the Company's earnings in the year. SLF Inc.'s dividend policy is reviewed periodically by the Board of Directors, and is dependent upon the Company's earnings, financial condition and capital requirements.

CAPITAL ADEQUACY

The Company has stringent policies to ensure that its capital levels are adequately maintained and are in compliance with regulatory requirements in the countries in which it has operations. In Canada, the Company is subject to Minimum Continuing Capital and Surplus Requirements ("MCCSR") established by the Office of the Superintendent of Financial Institutions ("OSFI"). MCCSR is the ratio of the available capital of a life insurance company to its required capital, representing a measure of the capital adequacy of a company. Under the guidelines of OSFI, the Company is generally expected to maintain a minimum MCCSR of 150%.

The MCCSR ratio of the Company at December 31, 2002 increased to 230% from 190% at December 31, 2001, reflecting the impact of its strong earnings and the financing activities during the year. The Company's required capital increased by $1,151 million relative to 2001, primarily due to the acquisition of Clarica.

MINIMUM CONTINUING CAPITAL AND SURPLUS REQUIREMENTS

($ millions)	2002	2001	2000
Total MCCSR Capital Available			
Shareholders' Equity	14,833	7,645	6,438
Preferred Shares	158	–	–
SLEECS	1,150	950	–
Cumulative Capital Securities	948	954	900
Subordinated Debt	1,974	656	689
Other	57	579	921
Less Goodwill	(6,108)	(2,203)	(230)
Total	13,012	8,581	8,718
Total MCCSR Capital Required	5,667	4,516	2,951
MCCSR Ratio	230%	190%	295%

To assess its capital adequacy and financial strength under adverse conditions, the Company performs Dynamic Capital Adequacy Testing on an annual basis. The process analyzes the Company's potential future financial condition over a five-year period by reviewing the impact of a variety of adverse economic and business scenarios which include declining interest rates and stock market performances, worsening mortality and morbidity rates, and increased expenses. The results of the testing completed in 2002 confirmed the Company's financial strength and its ability to withstand significant adversity.

OFF-BALANCE SHEET ARRANGEMENTS

The Company and its subsidiaries, in the normal course of business, are engaged in a variety of financial arrangements. The principal purposes of these arrangements are:

(i) to earn management fees and additional spread on a matched book of business;

(ii) to hedge and match the Company's liabilities, and reduce risks associated with currency, interest rate and stock market fluctuations;

(iii) to reduce financing costs.

While most of these activities are reflected on the Company's balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company's balance sheet in amounts that differ from the full contract or notional amounts. The types of off-balance sheet activities the Company undertakes primarily include:

- asset securitization
- security lending
- financial derivatives
- financial reinsurance

ASSET SECURITIZATION

The Company's asset securitization program primarily comprises mortgage-backed securities and collateralized bond obligations. The purpose of these structures is to leverage the Company's investment expertise to source and manage assets for third-party customers for which the Company is paid origination or management fees.

The Company generally uses special purpose entities ("SPEs") to carry out these activities. SPEs may be organized as trusts, partnerships or corporations. In an asset securitization, the Company transfers assets to an SPE in exchange for cash. The SPE obtains the cash needed to pay for the assets it receives by issuing securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment in the securities issued by the SPE. The Company is generally retained to manage the asset in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis under which the Company has no exposure to the default risks associated with the assets in the SPE, other than through any retained interest held by the Company, which is not expected to be material.

The Company's asset securitization program, excluding MFS' securitization activities, is summarized in the following table.

($ millions)	2002	2001
As at December 31		
Balance of Securitized Assets	3,050	2,526
The Company's Retained Interests	136	122
For the Year Ended December 31		
Cash Flow Received on Retained Interests and Servicing Fees	19	13
Sales Proceeds from New Securitizations Including Gains Before Taxes	525	269

In February 2002, the Company sold commercial mortgages with a carrying value of $497 million to a U.S. trust that subsequently issued securities backed by the commercial mortgages. In 2001, the Company sold commercial mortgages with a carrying value of $265 million to a Canadian trust which subsequently issued commercial mortgage-backed securities. The Company was retained by both trusts to service and administer the mortgages. It also retained a subordinated investment in both issued securities. These transactions resulted in a gain of approximately $28 million, before taxes, and approximately $4 million, before taxes, respectively. These gains were included in deferred net realized gains and amortized over time.

The Company, through MFS, manages three separate collateralized debt obligations that were issued in 2002, 2001 and 2000. The Company's exposure in these collateralized debt obligations is limited to its equity investment and the management fee income earned. The net carrying value of the Company's equity investment at December 31, 2002 was $8 million and the expected annual management fees are approximately $3 million.

SECURITIES LENDING

The Company maintains a securities lending program through which certain securities from its investment portfolio are loaned to other institutions for short periods. The purpose of this program is to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum rating of "AA". Collateral that exceeds the market value of the loaned securities is deposited by the borrower with a lending agent, usually a securities custodian, and retained by the lending agent until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market values fluctuate. It is Company practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions.

The Company's securities lending program is summarized in the following table.

($ millions)	2002	2001
As at December 31		
Balance of Securities Loaned	1,675	2,428
Value of Collateral	1,884	2,628
For the Year Ended December 31		
Fee Income Received	4	1

The Company's loaned securities, which are included in invested assets, had a carrying value and market value as at December 31, 2002 of approximately $1.7 billion and $1.8 billion, respectively. As at December 31, 2001, the Company's loaned securities had a carrying value and market value of approximately $2.4 billion and $2.5 billion, respectively.

FINANCIAL DERIVATIVES

The Company uses derivative instruments, including interest rate swaps, currency swaps, financial futures, options and forward contracts, to manage risks associated with currency, interest rate and stock market fluctuations. Equity options, equity futures and equity swaps are also used to reduce exposure to market movements in the actuarial liabilities associated with certain products with guarantees.

The Company uses financial models and techniques to ensure the continuing effectiveness of its hedging strategies. It monitors the gap in market sensitivity between assets and liabilities for specific insurance and annuity business segments. That gap is managed within defined tolerance limits by the use of derivative instruments. All derivative positions are reported quarterly to the Company's Board of Directors.

Since counterparty failure in a derivative transaction could render it ineffective for hedging purposes, the Company generally enters into derivative contracts only with counterparties rated "AA" or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included.

Most of the Company's derivatives are entered for hedging an identified exposure. Changes in the fair value of these almost completely offset either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows. Under Canadian GAAP, these derivatives qualify for hedge accounting. The details of such accounting are described in Note 1 to the Company's Consolidated Financial Statements.

The Company's derivative instruments are summarized in the following table.

($ millions)	2002	2001
As at December 31		
Total Notional Amount	24,858	16,982
Net Fair Value	130	37
Risk-Weighted Credit Equivalent Amount	48	35

Derivative transactions are measured in terms of notional amounts which serve as the basis for calculating payments and are not actual amounts that are exchanged. The net fair value represents the unrealized gains, net of unrealized losses, of all derivative financial instruments. The risk-weighted credit equivalent amount is a measure of credit risk, weighted according to the nature of the derivative and the creditworthiness of the counterparties. The risk-weighted credit equivalent amount is determined in accordance with guidelines provided by OSFI.

FINANCIAL REINSURANCE

The Company engages in financial reinsurance to generate fee income. Financial reinsurance treaties are structured primarily to provide regulatory capital relief for U.S. insurance companies. Such relief results in the ceding company holding a lower reserve amount than would otherwise be required under accounting requirements of the National Association of Insurance Commissioners in the United States.

The Company's financial reinsurance transactions are structured so that the risk of a loss in any one year is remote. These reinsurance transactions are usually structured for a term of five years or less.

The Company's financial reinsurance program is summarized in the following table.

($ millions)	2002	2001
As at December 31		
In-Force Business Equivalent	458	–
Risk-Weighted Amount	1	–
For the Year Ended December 31		
Fee Income Received	5	–

In-force business equivalent is measured as the amount of capital relief that is provided by financial reinsurance. The risk-weighted amount is a measure of the underlying risk associated with financial reinsurance treaties. It represents the economic capital required to support these treaties.

COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies are summarized in Note 26 to the Company's Consolidated Financial Statements.

LEASE COMMITMENTS

The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases were $678 million as at December 31, 2002.

CONTRACTUAL COMMITMENTS

In the normal course of business, the Company provides credit instruments to its customers to facilitate their financial needs. These various contractual commitments are not reflected in the Consolidated Financial Statements. At December 31, 2002, there were outstanding contractual commitments of $927 million. The majority of these commitments are to extend credit under commercial and residential mortgage loans.

LETTERS OF CREDIT

The Company issues letters of credit in the normal course of business. At December 31, 2002, letters of credit in the amount of $547 million have been issued.

CONTRACTUAL OBLIGATIONS

($ millions)	Payments Due by Period				
	Total	Within 1 Year	1–3 Years	4–5 Years	Over 5 Years
Long-Term Debt	4,072	–	–	236	3,836
Operating Leases	678	123	227	175	153
Credit-Related Arrangements					
Contractual Commitments	927	900	27	–	–
Letters of Credit	547	547	–	–	–
Total Contractual Obligations	6,224	1,570	254	411	3,989

OUTSOURCING AGREEMENTS

The Company enters into a number of long-term outsourcing contracts in the normal course of business. These outsourcing contracts allow the Company to focus on its core business and enhance customer services.

In January 2002, the Company entered into a five-year outsourcing contract with the Marlborough Stirling Group to outsource the administration of its closed book of U.K. individual life and pension business, consisting of over 800,000 policies. The contract was subsequently extended by two years through to 2009. The value of the contract is estimated at approximately $309 million over its term. The future payments to Marlborough Stirling are estimated to be approximately $55 million in 2003 and $156 million for the remaining term of this contract after 2003.

In August 2002, the Company entered into an outsourcing contract with IBM Canada Limited to provide a wide range of technology services to the Company over a seven-year period. The value of the contract is estimated at approximately $250 million. The future payments to IBM based on currently anticipated usage levels are estimated to be $35 million a year for the remaining term of this contract.

UNICOVER

The Company has been engaged in arbitration proceedings against Cragwood Managers LLC (formerly Unicover Managers Inc.) and members of the Unicover reinsurance pool. The Company has also been engaged in arbitration proceedings with three of the companies that provide retrocessional protection to the Company in respect of Unicover and non-Unicover claims. Those companies dispute their obligation to provide retrocessional cover to the Company.

The arbitration with Cragwood and the Unicover pool companies has been resolved on a basis that fell short of rescission but which was broadly favourable to the Company. One of the retrocessional arbitrations was resolved in favour of the retrocessionaire. The other two retrocessional arbitrations are scheduled to be heard in 2003. Based on information known to date, the Company believes it has made adequate provision for its exposure to the Unicover business.

U.K. PROVISIONS

The Company continues to be subject to regulatory scrutiny in the United Kingdom, including reviews of past business sold. The Company has regularly engaged in discussions with regulators in the United Kingdom with respect to these and other matters. In addition, the Company has sold a variety of endowment products in the United Kingdom. Endowment policies are generally sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The sale of endowment policies by life insurance companies has attracted criticism from the press and politicians in the United Kingdom. There can be no guarantee that United Kingdom regulators will not in the future seek to require providers of endowment products to bear some or all of the additional costs required to ensure that such policies meet their targets.

At December 31, 2002, the Company had provisions for potential future policyholder costs, including pension review, and expenses for decommissioning the pension review team of $227 million compared to $566 million at December 31, 2001.

Financial Reporting Responsibilities

Management is responsible for preparing the consolidated financial statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgements consistent with Canadian generally accepted accounting principles including the requirements of the Office of the Superintendent of Financial Institutions Canada. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information which was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.

The Board of Directors (Board) oversees management's responsibilities for financial reporting. An Audit Committee of non-management directors is appointed by the Board to review the financial statements and report to the directors prior to their approval of the financial statements for issuance to shareholders.

Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Services of Canada Inc. and its subsidiaries, collectively referred to as "the Company", adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company's code of ethics and business conduct throughout the organization. Internal controls are reviewed and evaluated by the Company's internal auditors.

The Audit Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company's code of ethics and business conduct. Both the internal and external auditors have full and unrestricted access to the Audit Committee, with and without the presence of management.

The Office of the Superintendent of Financial Institutions Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company's foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.

The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company's actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 2 on page 69. The report of the Appointed Actuary appears on page 110.

The Company's external auditors, Deloitte & Touche LLP, Chartered Accountants, conduct an independent examination of the financial statements and meet separately with both management and the Audit Committee to discuss the results of their examination. The auditors' report to the shareholders appears on page 110.

Donald A. Stewart
Chairman and Chief Executive Officer

Paul W. Derksen
Executive Vice-President and Chief Financial Officer

Toronto, February 12, 2003

Consolidated Statements of Operations

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars, except for per share amounts)	2002	2001	2000
REVENUE			
Premium income:			
Annuities	$ 7,402	$ 4,196	$ 4,371
Life insurance	5,403	3,759	3,523
Health insurance	2,070	1,482	1,495
	14,875	9,437	9,389
Net investment income (Note 11)	5,131	4,162	3,839
Fee income	3,095	3,216	3,318
	23,101	16,815	16,546
POLICY BENEFITS AND EXPENSES			
Payments to policyholders, beneficiaries and depositors:			
Maturities and surrenders	5,476	2,610	2,270
Annuity payments	1,486	952	1,076
Death and disability benefits	2,067	1,196	1,083
Health benefits	1,573	1,162	1,259
Policyholder dividends and interest on claims and deposits	1,086	960	1,041
	11,688	6,880	6,729
Net transfers to segregated funds	1,329	2,606	2,562
Increase in actuarial liabilities (Note 13)	3,822	1,697	1,611
Commissions	1,909	1,600	1,687
Operating expenses (Note 24)	2,779	2,496	2,426
Premium taxes	168	113	117
Interest expense (Notes 16, 17 and 18)	192	168	159
	21,887	15,560	15,291
OPERATING INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTERESTS	1,214	1,255	1,255
Income taxes (Note 25)	98	306	386
Non-controlling interests in net income of subsidiaries (Note 19)	83	68	67
NET INCOME FROM CONTINUING OPERATIONS	1,033	881	802
Loss from discontinued operations, net of income taxes (Note 5)	36	–	–
TOTAL NET INCOME	997	881	802
Less:			
Net income from mutual operations (prior to demutualization)	–	–	179
Participating policyholders' net income (loss) (after demutualization)	(1)	(1)	(6)
SHAREHOLDERS' NET INCOME (AFTER DEMUTUALIZATION)	$ 998	$ 882	$ 629
Basic earnings per share from continuing operations (Note 21)	$ 1.91	$ 2.08	$ 1.49[1]
Basic earnings per share (Note 21)	$ 1.84	$ 2.08	$ 1.49[1]
Diluted earnings per share from continuing operations (Note 21)	$ 1.90	$ 2.07	$ 1.48[1]
Diluted earnings per share (Note 21)	$ 1.83	$ 2.07	$ 1.48[1]

(1) Basic and diluted earnings per share from continuing operations and basic and diluted earnings per share cover period from March 22 to December 31, 2000.

The attached notes form part of these consolidated financial statements.

Consolidated Balance Sheets

AS AT DECEMBER 31 (in millions of Canadian dollars)	2002	2001
ASSETS		
Bonds (Note 11)	$ 73,423	$ 48,077
Mortgages (Note 11)	15,799	8,622
Stocks (Note 11)	4,221	4,882
Real estate (Note 11)	3,223	2,316
Cash, cash equivalents and short-term securities	7,152	4,809
Policy loans and other invested assets	6,726	4,558
Invested assets	110,544	73,264
Goodwill (Notes 3 and 12)	5,899	2,080
Other assets (Note 12)	6,995	4,984
Total general fund assets	$123,438	$ 80,328
Segregated funds net assets	$ 52,755	$ 48,544
LIABILITIES AND EQUITY		
Actuarial liabilities and other policy liabilities (Note 13)	$ 89,862	$ 59,527
Amounts on deposit	3,262	1,898
Deferred net realized gains (Note 11)	3,456	3,744
Other liabilities (Note 15)	7,671	4,661
Total general fund liabilities	104,251	69,830
Subordinated debt (Note 17)	1,974	776
Cumulative capital securities of a subsidiary (Note 18)	948	954
Non-controlling interests in subsidiaries (Note 19)	1,356	1,043
Total equity	14,909	7,725
Total general fund liabilities and equity	$123,438	$ 80,328
Segregated funds contract liabilities	$ 52,755	$ 48,544

The attached notes form part of these consolidated financial statements.

Approved on behalf of the Board of Directors



Donald A. Stewart
Chairman and Chief Executive Officer



Ronald W. Osborne
Director

Consolidated Statements of Equity

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)	Participating Policyholders	Shareholders	2002	2001	2000
SHARE CAPITAL					
Balance, beginning of year	$ –	$ 1,100	$ 1,100	$ 795	$ –
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition (Notes 4 and 20)	–	6,329	6,329	–	–
New common shares issued for cash (Notes 8 and 20)	–	–	–	330	844
Stock option compensation (Notes 3 and 20)	–	21	21	–	–
Stock options exercised (Notes 20 and 23)	–	27	27	–	–
Commissions and offering costs, net of taxes (Notes 8 and 20)	–	–	–	(23)	(49)
Purchase and cancellation of common shares (Note 20)	–	–	–	(2)	–
Balance, end of year	–	7,477	7,477	1,100	795
RETAINED EARNINGS/SURPLUS					
Balance, beginning of year	77	5,917	5,994	5,350	5,283
Demutualization costs, net of taxes (Note 8)	–	–	–	–	(114)
Net income as a mutual company	–	–	–	–	179
Balance, March 22, 2000, as at demutualization					5,348
Cash distribution to policyholders at demutualization	–	–	–	–	(570)
Balance of participating policyholders' account of Clarica Life Insurance Company at date of acquisition	(3)	–	(3)	–	–
Net income (loss) as a stock company	(1)	998	997	881	623
Dividends on common shares	–	(294)	(294)	(204)	(51)
Purchase and cancellation of common shares (Note 20)	–	–	–	(33)	–
Balance, end of year	73	6,621	6,694	5,994	5,350
CURRENCY TRANSLATION ACCOUNT					
Balance, beginning of year	3	628	631	372	407
Changes for the year (prior to demutualization)	–	–	–	–	(17)
Changes for the year (after demutualization)	–	107	107	259	(18)
Balance, end of year	3	735	738	631	372
Total equity	$ 76	$ 14,833	$ 14,909	$ 7,725	$ 6,517

The attached notes form part of these consolidated financial statements.

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)	2002	2001	2000
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES			
Net income from continuing operations	$ 1,033	$ 881	$ 802
Items not affecting cash:			
Increase in actuarial and other policy related liabilities	3,759	1,191	1,282
Amortization of:			
Net deferred realized and unrealized gains on investments	(140)	(451)	(548)
Goodwill, deferred acquisition costs and intangible assets	333	328	286
(Gain) or loss on sale of subsidiaries	(177)	(195)	5
Future income taxes	(87)	47	120
Provisions for losses on investments	366	4	107
Other changes in other assets and liabilities	(695)	343	692
New mutual fund business acquisition costs capitalized	(194)	(296)	(506)
Redemption fees of mutual funds	115	105	101
Net cash provided by operating activities	4,313	1,957	2,341
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES			
Borrowed funds	(103)	(104)	(294)
Issuance of subordinated debt (Note 17)	799	–	–
Redemption of subordinated debt (Note 17)	(300)	–	–
Payments to certain participating policyholders and underwriters (Notes 8 and 20)	–	(29)	(658)
Issuance of common shares (Notes 8 and 20)	–	330	844
Issuance of common shares on exercise of stock options (Note 23)	27	–	–
Issuance of Sun Life ExchangEable Capital Securities – Series A and B (Note 19)	200	950	–
Purchase and cancellation of common shares (Note 20)	–	(35)	–
Dividends paid on common shares	(294)	(204)	(51)
Net cash provided by (used in) financing activities	329	908	(159)
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES			
Sales, maturities and repayments of:			
Bonds	30,556	13,427	9,621
Mortgages	3,528	1,487	1,638
Stocks	4,285	3,241	3,815
Real estate	432	240	378
Purchases of:			
Bonds	(38,300)	(13,833)	(11,848)
Mortgages	(2,904)	(2,001)	(1,771)
Stocks	(2,818)	(3,278)	(3,190)
Real estate	(227)	(118)	(282)
Policy loans	(151)	(88)	(46)
Short-term securities	(317)	(249)	(389)
Other investments	(39)	(319)	30
Acquisitions, net of cash acquired from continuing operations (Note 4)	2,749	(1,825)	–
Disposals, net of cash disposed of (Note 4)	(10)	363	331
Net cash used in investing activities	(3,216)	(2,953)	(1,713)
Net cash provided by discontinued operations	103	–	–
Changes due to fluctuations in exchange rates	44	168	36
Increase in cash and cash equivalents	1,573	80	505
Cash and cash equivalents, beginning of year	2,583	2,503	1,998
Cash and cash equivalents, end of year	4,156	2,583	2,503
Short-term securities, end of year	2,996	2,226	1,459
Cash, cash equivalents and short-term securities, end of year	$ 7,152	$ 4,809	$ 3,962

Supplementary Information

Cash and cash equivalents:			
Cash	$ 328	$ 396	$ 476
Cash equivalents	3,828	2,187	2,027
	$ 4,156	$ 2,583	$ 2,503
Cash disbursements made for:			
Interest on borrowed funds, subordinated debt and cumulative capital securities	$ 201	$ 167	$ 159
Income taxes, net of refunds	$ 229	$ 269	$ 357

The attached notes form part of these consolidated financial statements.

Consolidated Statements of Changes in Segregated Funds Net Assets

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)	2002	2001	2000
ADDITIONS TO SEGREGATED FUNDS			
Deposits:			
Annuities	$ 5,105	$ 5,162	$ 6,860
Life insurance	1,537	689	1,458
	6,642	5,851	8,318
Net transfers from general funds	1,329	2,606	2,562
Net realized and unrealized gains (losses)	(8,658)	(7,372)	(2,670)
Other investment income	1,343	1,499	1,331
	656	2,584	9,541
DEDUCTIONS FROM SEGREGATED FUNDS			
Payments to policyholders and their beneficiaries	7,366	6,480	6,243
Management fees	564	538	552
Taxes and other expenses	57	67	33
Effect of changes in currency exchange rates	(349)	(1,824)	(296)
	7,638	5,261	6,532
Net additions (reductions) to segregated funds for the year	(6,982)	(2,677)	3,009
Acquisition (Note 4)	11,193	3,882	–
Disposal (Note 4)	–	(2,194)	–
Segregated funds net assets, beginning of year	48,544	49,533	46,524
Segregated funds net assets, end of year	$ 52,755	$ 48,544	$ 49,533

Consolidated Statements of Segregated Funds Net Assets

AS AT DECEMBER 31 (in millions of Canadian dollars)	2002	2001
ASSETS		
Segregated and mutual fund units	$ 38,377	$ 34,534
Stocks	7,452	8,635
Bonds	5,896	4,049
Cash, cash equivalents and short-term securities	1,530	1,796
Real estate	170	491
Mortgages	146	162
Other assets	965	379
	54,536	50,046
LIABILITIES	1,781	1,502
Net assets attributable to segregated funds policyholders	$ 52,755	$ 48,544

The attached notes form part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated)

1. Accounting Policies

DESCRIPTION OF BUSINESS

Sun Life Financial Services of Canada Inc., a publicly traded company, is the holding company of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada was organized as a mutual life insurance company until March 22, 2000, at which date it demutualized as described in Note 8. Both companies are registered under the Insurance Companies Act of Canada, which is administered by the Office of the Superintendent of Financial Institutions Canada (OSFI).

Sun Life Financial Services of Canada Inc. together with all its subsidiaries, including the wholly-owned consolidated subsidiary Sun Life Assurance Company of Canada (Sun Life Assurance), are collectively referred to as "Sun Life Financial" or "the Company". The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund, investment management and trust businesses, primarily in Canada, the United States and Asia.

BASIS OF PRESENTATION

For financial statement purposes, the surplus and results of operations of Sun Life Assurance have been presented in the consolidated financial statements of Sun Life Financial Services of Canada Inc. on a continuity of interest basis as a continuation of the historical operations of Sun Life Assurance. Therefore, the surplus, results of operations and cash flows included in these consolidated financial statements prior to demutualization are those of Sun Life Assurance.

The Company prepares its consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) including the accounting requirements of the OSFI.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect:

- the reported amounts of assets and liabilities at the date of the financial statements,
- the disclosure of contingent assets and liabilities at the date of the financial statements, and
- the reported amounts of revenues, policy benefits and expenses during the reporting period.

Actual results could differ from those estimates.

The significant accounting policies used in the preparation of these consolidated financial statements are summarized below.

BASIS OF CONSOLIDATION

The consolidated financial statements reflect the accounts of the Company which include life insurance and non-life insurance subsidiaries. Significant intercompany balances and transactions have been eliminated. The purchase method is used to account for the acquisition of subsidiaries. The difference between the acquisition cost of a subsidiary and the fair value of the net identifiable assets acquired represents goodwill. Operating results of the subsidiaries are included in the consolidated statements of operations since the dates of their acquisition. Other entities over which the Company is able to exercise a significant influence are accounted for by the equity method. The Company's share of earnings of such entities is reported in net investment income in the consolidated statements of operations.

BONDS AND MORTGAGES

Bonds and mortgages are carried at amortized cost, net of allowances for losses. Purchase premiums or discounts on bonds are amortized on a constant yield basis over the life of the particular securities.

Asset-backed securities are carried at cost and adjusted for unamortized premiums and discounts. Unamortized premiums and discounts are amortized on a constant yield basis over the estimated remaining term of the securities adjusted for anticipated prepayments.

A bond or mortgage is classified as impaired when payment is 90 days past due, foreclosure or power of sale procedures have started, or as other circumstances warrant. When an asset is classified as impaired, allowances for losses are established, interest is no longer accrued and previous interest accruals are reversed. When this happens, the carrying value of the asset becomes the net present value of its future estimated cash flows. Allowances for losses against bonds and mortgages are charged against net investment income and are reduced by write-offs of specific investments and recoveries. Allowances are reduced once the conditions causing the impairment improve and future payments are reasonably assured. The invested asset is then no longer classified as impaired.

Management also establishes sectoral allowances for classes of assets when there is concern about the ultimate collection of principal or interest. The Company's actuarial liabilities include additional provisions for possible future asset losses.

Realized gains and losses on the sales of bonds and mortgages are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.

STOCKS

Stocks are originally recorded at cost and the carrying value is adjusted annually by 15% of the difference between market value and previously adjusted carrying value. Realized gains and losses on sales of stocks are deferred and amortized into net investment income at the annual rate of 15% of the unamortized balance.

REAL ESTATE

Real estate includes real estate held for investment and real estate held for sale.

Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted annually by 10% of the difference between market value and previously adjusted carrying value. Realized gains and losses on sales are deferred and amortized into net investment income at the annual rate of 10% of the unamortized balance.

Market value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of market values and records a write down for any non-temporary decline in the value of the portfolio.

Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are carried at the lower of the carrying value of the foreclosed loan or the estimated net sales proceeds of the particular property. The Company estimates the net sales proceeds using independent appraisals or discounted future cash flow analyses. Gains and losses on sales of these properties are recorded in net investment income immediately.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative instruments, including interest rate swaps, currency swaps, financial futures, options and forward contracts, to manage risks associated with currency, interest rate and stock market fluctuations. The Company's monitoring policies are described in Note 11. The accounting policies for the various types of derivative instruments used by the Company are described below.

Interest rate swaps and options are used by the Company to manage its exposure to interest rate fluctuations associated with interest-sensitive portfolios. Most of the interest rate swaps are used for duration matching of the asset portfolio to the actuarial liabilities. Certain interest rate swaps are used to hedge a floating rate loan. The net receivable or payable on the interest rate swaps is accrued to other assets or other liabilities with the net spread of the swaps recorded to net investment income. Realized gains or losses associated with these derivatives are deferred and amortized over the remaining duration of the bonds or liabilities being hedged. Premiums paid for interest rate options are deferred in other invested assets and amortized to net investment income over the terms of the options.

The Company uses currency swaps and forward contracts to reduce foreign exchange fluctuations associated with foreign currency investments, investment financing activity and actuarial liabilities for certain investment products. The accounting for these contracts is consistent with the underlying assets or liabilities. Foreign currency bonds hedged by currency swaps are recorded at the exchange rates specified in the swap contracts. Currency forwards hedging foreign denominated stocks are recorded at 15% of the difference between the market values and previously adjusted carrying values, consistent with the accounting for the stocks being hedged. Changes in exchange gains or losses on currency swaps hedging the investment financing activity are included in other liabilities and the currency translation account in equity, offsetting the respective exchange gains or losses arising from the conversion of the investment financing activity. The net payable or receivable on currency swaps hedging actuarial liabilities is included in other assets or other liabilities and net investment income. Any realized gains and losses resulting from the termination of these derivative instruments are deferred and amortized on a basis consistent with the underlying asset or liability.

Equity index futures, swaps and options are used to reduce exposure to the effect of stock market fluctuations in the actuarial liabilities associated with certain products. The premiums paid for options are deferred in other invested assets and amortized to net investment income over the life of the options. The intrinsic value of the options purchased to hedge the actuarial liabilities associated with guaranteed minimum death benefit products (GMDB) is included in other invested assets and the change in intrinsic value is included in increase in actuarial liabilities, offsetting the change in actuarial liabilities from equity market fluctuation of these products. The accounting for the equity index futures follows the accounting for the underlying actuarial liabilities.

For the options, equity futures and equity swaps that are held to support the actuarial liabilities, the accounting policy for these investments is the same as that of stocks.

POLICY LOANS

Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.

CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES

Cash equivalents are highly liquid investments with a term to maturity of less than three months. Short-term securities are highly liquid investments with a term to maturity exceeding three months but less than one year. They are carried at amortized cost.

OTHER INVESTED ASSETS

Other invested assets include the Company's investment in segregated funds, investments accounted for by the equity method and equipment leases.

DEFERRED ACQUISITION COSTS

Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from three to seven years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities.

Actuarial liabilities implicitly include acquisition costs on insurance and annuity product sales.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets. Goodwill arising from acquisitions before July 1, 2001 was amortized on a straight-line basis over varying periods of up to 20 years in 2000 and 2001. Effective January 1, 2002, goodwill is no longer amortized. Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets include the value of the banking distribution channel, the sales potential of field force and asset administration contracts. These intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. The indefinite-life intangible assets include fund management contracts, brand name and state licenses. The goodwill and indefinite-life intangible assets are tested for impairment on an annual basis, based on the fair values of the reporting units and the intangible assets.

CAPITAL ASSETS

Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from two to ten years.

LOANS SECURITIZATION

The Company periodically securitizes assets, such as mortgages or bonds, by selling them to trusts that issue securities to investors. These transactions are accounted for as sales when control over the assets has been surrendered and consideration other than beneficial interests in these transferred assets has been received in exchange. Gains or losses on these securitization transactions are included in deferred net realized gains. In determining the gain on sale of the assets, the carrying value of the assets sold is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values are determined using either quoted market prices or discounted cash flows models. Interests in the securitized assets, such as subordinated investments in the issued securities or servicing rights, may be retained. These subordinated investments and servicing rights are classified as bonds and other assets, respectively.

SEGREGATED FUNDS

Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the market value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund's investment performance. In addition, certain individual contracts have guarantees from the Company.

Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.

The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated fund liabilities and are not reported as revenues in the consolidated statements of operations.

The Company derives fee income from segregated funds. Fee income includes fund management fees and income earned by the Company on capital invested in the funds, as well as mortality, policy administration and surrender charges on segregated funds. Changes in the Company's interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Separate consolidated financial statements are provided for the segregated funds net assets and the changes in net assets.

AMOUNTS ON DEPOSIT

Amounts on deposit represent premiums paid in advance, reinvested policy dividends and customer deposits in the Company's trust subsidiaries.

INCOME TAXES

The Company uses the liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (recoverable) represents the expected payable (receivable) resulting from the current year's operations. Future income tax expense (recoverable) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company's assets and liabilities on the balance sheet and their values for tax purposes. Future income tax assets are recognized to the extent that they are more likely than not to be realized.

Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are

expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates.

In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants (CICA). Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method.

The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.

PREMIUM INCOME AND RELATED EXPENSES

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

FOREIGN CURRENCY TRANSLATION

The Company's exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the currency translation account of the consolidated statements of equity. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as a separate item in the consolidated statements of equity.

EMPLOYEE FUTURE BENEFITS

Pension costs related to current service are charged to income as services are rendered. Based on management's best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method prorated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees' years of service to the date of eligibility. For the purpose of calculating the expected return on pension plan assets, a market-related asset value is used which recognizes asset gains and losses emerging after January 1, 2000 over a five-year period. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the estimated average remaining service life of the members covered by the plan. Only future variations in actuarial estimates in excess of certain minimums will be amortized.

2. Actuarial Policies

Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries including the requirements of the OSFI.

Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, future benefits, policyholders' dividends, taxes (other than income taxes) and expenses on in-force policies.

In calculating actuarial liabilities and other policy liabilities, assumptions must be made about the timing and amount of many events, including death, disability, investment, inflation, policy termination, expenses, taxes, premiums, commissions and policyholder dividends.

The Company uses best estimate assumptions for expected future experience. Uncertainty is inherent in the process, as no one can accurately predict the future. Some assumptions relate to events that are anticipated to occur many years in the future and may require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities. With the passage of time and resulting reduction in estimation risk, the provisions are released into income.

Reinsurance is used to limit exposure to large losses on life and disability products. The Board approves the Company's individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Actuarial liabilities are shown net of ceded reinsurance. Although reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders.

The significant actuarial policies and assumptions are summarized below.

MORTALITY

Mortality refers to the rate at which death occurs for a defined group of people. Insurance mortality is generally based on the Company's average five-year experience. For annuities, Company experience is combined with industry experience, since the Company's own experience is insufficient to be statistically reliable. Assumed future mortality rates on annuities are adjusted to reflect expected improvements in mortality. Assumed mortality rates for life insurance contracts do not reflect any future improvement which might occur.

MORBIDITY

Morbidity refers to the disability rate for a defined group of people. Most of the Company's disability insurance is marketed on a group basis. In Canada, morbidity assumptions are based on the Company's five-year average experience, modified to reflect the trend in recovery rates. In the United States and the United Kingdom, both industry and Company experience is used because the Company's own experience is not sufficient to set a reliable assumption.

INVESTMENT RETURN

The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of assets backing the liabilities, the Company does cash flow testing using a set of plausible future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Whenever needed, specific assumptions are made for cyclical credit risks that exceed the long-term expectation. The actuarial liability is at least as great as that determined under the worst of the prescribed scenarios as defined by the standards of the Canadian Institute of Actuaries. Deferred net realized gains are taken into account in establishing the actuarial liabilities.

POLICY LAPSE RATES

Policyholders may allow their policies to lapse by choosing not to continue to pay premiums. Assumptions for lapse experience on life insurance are generally based on the Company's average five-year experience. Lapse rates vary by plan, age at issue, method of premium payment and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company's experience is too limited to be statistically valid.

OPERATING EXPENSES AND INFLATION

Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overhead. Expense assumptions are mainly based upon recent Company experience using an internal expense allocation methodology. The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries.

PROVISION FOR POLICYHOLDER DIVIDENDS

An amount equal to the policyholder dividends expected to be allotted to policyholders over the next 12 months is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of future policyholder dividends beyond the next 12 months. Both liabilities are determined taking into account the scale of dividends approved by the Board and the expectation that future dividends will be adjusted to reflect future experience.

ROLE OF THE APPOINTED ACTUARY

The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.

The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.

The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2002 analysis tested the capital adequacy of the Company until December 31, 2006 under various adverse economic and business conditions.

3. Changes in Accounting Policies

Goodwill and Other Intangible Assets: The Company adopted prospectively the CICA Handbook Section 3062, Goodwill and Other Intangible Assets, on January 1, 2002. This standard requires that indefinite-life intangible assets and goodwill not be amortized. If goodwill had not been amortized in 2001 and 2000, net income for the years ended December 31, 2001 and 2000 would have been increased by the amortization expense of $19 and $18, respectively.

This standard also requires that intangible assets with an indefinite life and goodwill be tested for impairment on an annual basis. In the first step of the goodwill impairment test, the fair value of each reporting unit is compared to its carrying value to identify if the carrying value is in excess of the fair value. In the second step of the impairment test, the fair values of the reporting units that have potential impairment are allocated to the fair values of their identifiable net assets and the remaining unallocated balances are the fair values of the goodwill. If the carrying values of the goodwill are greater than the fair values, the excesses are recorded as impairment losses.

The Company completed the first steps of the transitional and annual impairment tests for goodwill as at January 1 and June 30, 2002 and determined that none of the goodwill balances were impaired. Therefore, the second steps of these impairment tests were not required to be performed. If any impairment losses had arisen from the transitional impairment test, they would have been recognized as a change in accounting policy and recorded as an adjustment to the opening retained earnings. Impairment losses, if any, arising from the annual impairment tests will be charged to income.

Stock-Based Compensation and Other Stock-Based Payments: The Company adopted prospectively CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, on January 1, 2002. The new Section requires that direct awards of stocks be accounted for using the fair value method. It also requires that stock appreciation rights (SAR) to be settled in cash be recorded as liabilities for the difference between the option price and quoted market price of the stocks. SAR to be settled by equity instruments are to be measured using the fair value method or in a manner similar to the accounting for SAR settled in cash. The new Section encourages, but does not require, the use of the fair value method to account for all other stock-based transactions with employees.

Effective January 1, 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method on a prospective basis. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense with an offset to share capital. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and share capital is reversed. When options are exercised, the proceeds received by the Company are credited to share capital in the consolidated statements of equity. The adoption of the fair value method for options granted since January 1, 2002 for purposes other than a business acquisition resulted in a reduction in net income of $21 and a reduction in basic and diluted earnings per share of $0.03 per share for year ended December 31, 2002.

Disposal of Long-Lived Assets and Discontinued Operations: The Company adopted in the fourth quarter of 2002 CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, effective January 1, 2002 for transactions occurring on or after January 1, 2002 and discontinued operations existing at that date. This standard establishes the accounting requirements for long-lived assets to be disposed of by sale and discontinued operations and requires that those long-lived assets be measured at the lower of their carrying amounts or fair values less costs to sell. It broadens the reporting of discontinued operations to include all components of an entity with operations and cash flows that can be distinguished from the rest of the Company. Discontinued operations will no longer include future operating losses, other than to the extent they are included in the fair value of the asset. As a result of adopting this standard, the Company has reclassified revenues, expenses and cash flows of its accident and health reinsurance and guaranteed minimum income benefit businesses to continuing operations for 2000, 2001 and 2002, as this line of business no longer qualifies as a discontinued operation. However, Clarica U.S., Inc. (Clarica U.S.) met the requirements to be classified as a discontinued operation, based upon the formal plan of disposal approved in 2002 and its designation as a held-for-sale investment. The sale of Clarica U.S. was concluded on January 7, 2003 as described in Note 4.

FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Impaired Loans: The Company will apply the new accounting requirements in CICA Handbook Section 3025, Impaired Loans, to assets foreclosed on or after May 1, 2003. A long-lived foreclosed asset is classified as held for sale only if certain criteria in the CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, are met. A long-lived foreclosed asset classified as held for sale is measured at fair value less cost to sell. Foreclosed assets, other than long-lived assets that meet the criteria to be classified as held for sale, are initially measured at fair value. When the initial carrying amount of the foreclosed asset is different from the carrying amount of the loan, a gain or loss will be recorded at the time of foreclosure. The Company will determine the impact of this new requirement on the consolidated balance sheets and consolidated statements of operations when foreclosures occur in 2003.

Impairment of Long-Lived Assets: The Company will adopt Impairment of Long-Lived Assets, CICA Handbook Section 3063, on January 1, 2004. Under this standard, the impairment test of long-lived assets is a two-step process with the first step determining when an impairment is recognized and the second step measuring the amount of the impairment. To test for and measure impairment, assets are grouped at the lowest level for which identifiable cash flows are largely independent. An impairment loss is recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An

impairment loss is measured as the amount by which the asset's carrying amount exceeds its fair value. An asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell. The Company does not expect this standard to have a material effect on the consolidated financial statements.

Hedging Relationships: The Company will adopt Hedging Relationships, CICA Handbook Accounting Guideline 13, on January 1, 2004. This Accounting Guideline requires that all conditions with respect to identification, documentation, designation and effectiveness of hedges be satisfied before companies choose to use hedge accounting. These conditions are applicable to hedges existing on or after January 1, 2004. The Company will determine the impact of implementing this Accounting Guideline on the consolidated balance sheets and consolidated statements of operations in 2003.

Consolidation of Special-Purpose Entities: CICA issued a draft Accounting Guideline "Consolidation of Special-Purpose Entities" on August 1, 2002. The proposed guideline addresses the principles for determining when an entity includes assets, liabilities and results of activities of a special purpose entity in its consolidated financial statements. The impact of this proposed guideline on the consolidated financial statements has not yet been determined as the proposed guideline is still under development.

4. Acquisitions, Disposals and Subsequent Event

Effective May 29, 2002, the Company acquired all the outstanding common shares of Clarica Life Insurance Company (Clarica) that were not already beneficially owned by the Company as general fund assets for an ascribed price of $51.28 per Clarica common share, and Clarica became a wholly-owned subsidiary of Sun Life Financial Services of Canada Inc. The business acquired includes both general and segregated funds business. Clarica was one of the largest life insurance companies in Canada, offering a wide range of life and health insurance, wealth management products and other financial services to both individuals and corporations. This acquisition strengthened the Company's position as a market leader in the Canadian life insurance industry and the Company expects to achieve cost synergies through economies of scale. Effective December 31, 2002, Clarica amalgamated with Sun Life Assurance Company of Canada and the amalgamated company continues to operate under the name of "Sun Life Assurance Company of Canada".

The acquisition was completed by way of a capital reorganization of Clarica pursuant to which holders of Clarica common shares received 1.5135 common shares of Sun Life Financial Services of Canada Inc. for each Clarica common share held. Approximately 185 million common shares of Sun Life Financial Services of Canada Inc. were issued at an ascribed price of $33.88 per share based on a volume-weighted average closing price of the common shares for the period from December 13 to 19, 2001. The common shares of Clarica that were beneficially owned by the Company as general fund assets had a carrying value of $540 at the date of acquisition. In addition, all the unvested Clarica stock options vested immediately prior to the closing date and on May 29, 2002, these Clarica stock options were exercisable to acquire approximately five million common shares of Sun Life Financial Services of Canada Inc. as described in Note 23. The Company recorded $48 as part of the purchase consideration and share capital, representing the fair value of the outstanding Clarica stock options based on the average share price of Clarica from December 13 to 19, 2001.

The total goodwill balance of Clarica has been recorded in the Canadian and U.S. segments and is not deductible for tax purposes. The acquired intangible assets include sales potential of the field force of $500 and asset administration contracts of $140 that are subject to amortization and fund management contracts of $250 and brand name of $60 that are not subject to amortization. Sales potential of the field force and asset administration contracts are amortized on a straight-line basis over the projected economic lives of 40 and 25 years, respectively. Other liabilities and actuarial liabilities acquired include $306 for the elimination of duplicate systems and operations, staff reductions, employee relocation, closure of facilities and transaction costs. During the year ended December 31, 2002, payments of $155 were charged against these expected future costs. As at December 31, 2002, the remaining balance of these costs was $151.

The following supplemental unaudited pro forma information has been prepared to give effect to the acquisition of Clarica, as if the transaction had been completed at the beginning of each year. This information is calculated by combining the results of operations of the Company for 2002 and 2001 with that of Clarica prior to the acquisition date and adjusting for the amortization of Clarica's identifiable intangible assets, net of taxes ($7 in 2002 and $15 in 2001) and the elimination of amortization of net unrealized gains and deferred net realized gains as a result of fair value adjustments to the assets and liabilities of Clarica, net of taxes ($13 in 2002 and $31 in 2001). The pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of each respective year or what may be obtained in the future.

Supplemental unaudited pro forma condensed information:

	2002	2001
Revenue	$ 25,217	$ 21,819
Shareholders' net income	$ 1,186	$ 1,250
Weighted average number of shares outstanding (in millions)	618	609
Basic earnings per share	$ 1.92	$ 2.05
Shareholders' net income on a diluted basis	$ 1,186	$ 1,250
Weighted average number of shares outstanding on a diluted basis (in millions)	618	610
Diluted earnings per share	$ 1.92	$ 2.05

Effective July 25, 2002, the Company acquired approximately 71 million common shares of CI Fund Management Inc. (CI) in exchange for all the shares of Spectrum Investment Management Limited (Spectrum) and Clarica Diversico Ltd. (Diversico). The 71 million common shares of CI were valued at the weighted average price of $9.15 per share on July 24, 2002. These common shares, together with those that were already beneficially owned by the Company as general fund assets, represented a 31% economic interest in CI on July 25, 2002. The Company recorded a gain of $177 before taxes in net investment income for the sales of the two subsidiaries. Previously unrecognized net capital losses were used to fully offset the tax on the gain. The acquired intangible asset consists of fund management contracts of $510 that are not subject to amortization. CI is an independent investment management company in Canada with a wide range of investment funds and has assumed the responsibilities for the management and administration of the retail segregated funds of the Company. The Company has entered into a strategic distribution agreement giving Clarica agents and managers access to CI products. The investment is accounted for using the equity method of accounting and is included in other invested assets on the consolidated balance sheets.

The Company concluded that there was not a clear strategic fit between Clarica U.S. and the Company's U.S. operations. On October 22, 2002, the Company announced that Clarica had signed a definitive agreement for the sale of Clarica U.S. to Midland National Life Insurance Company for approximately $452 in cash, which amount included repayment of approximately $76 of existing Clarica U.S. debt. The sale transaction closed on January 7, 2003. A loss of $48 on the sale of Clarica U.S. was accrued in 2002. As a result of the plan of disposal, Clarica U.S. is being accounted for as a discontinued operation as described in Note 5.

Effective December 7, 2001 and November 30, 2001, respectively, the Company sold all the common shares of SLC Asset Management Limited (SLCAM), an asset management company, together with two affiliated companies, and all the common shares of Sun Bank plc (SB), a bank specializing in mortgage and savings products. The sale of SLCAM and its affiliated companies resulted in a reduction in segregated fund net assets in respect of funds invested for third-party pooled pension customers. The gains on sales of the United Kingdom subsidiaries were $195 before related taxes of $70 and these gains were included in net investment income. Proceeds from the sales of the subsidiaries were used for general corporate purposes. The proceeds presented in this note are net of disposition costs of $34 and $7 for SLCAM and SB, respectively. These costs were primarily professional fees, commissions and the impact on actuarial liabilities.

Effective October 31, 2001, the Company acquired all the outstanding common shares of Keyport Life Insurance Company (Keyport) and Independent Financial Marketing Group, Inc. (IFMG) for a cash payment of U.S.$1,702. Keyport is a Boston-based insurance company providing a diversified line of fixed, indexed and variable annuity products and IFMG is a leading third-party marketer of insurance and investment products to retail customers through banks in the United States. The business acquired includes both general and segregated funds business. The acquisition complements the Company's product array and its distribution capabilities. In 2002, adjustments were made to the purchase price allocations of Keyport and IFMG. This resulted in an increase in other assets, goodwill, actuarial liabilities and other liabilities of $108, $30, $102 and $11, respectively, and a decrease in invested assets of $25. The goodwill of Keyport and IFMG was allocated to the SLF United States segment, of which $323 is expected to be deductible for tax purposes.

On April 10, 2000, the sale of the reinsurance business closed.

Effective March 1, 2000, the Company sold all the common shares of Sun Life Trust Company (SLT), a Canadian deposit taking, mortgage lending and trust services company. Proceeds from the sale, net of applicable taxes, recovered SLT's carrying value.

The transactions are summarized below:

	Acquisitions			Disposals				
	CI	Clarica	Keyport/ IFMG	Spectrum	Diversico	SLCAM	SB	SLT
Percentage of shares acquired/ disposed of	31%	100%	100%	100%	100%	100%	100%	100%
Net balance sheet assets acquired/ disposed of								
Invested assets acquired/ disposed of	$ 23	$ 31,693	$ 22,479	$ 9	$ 2	$ 67	$ 2,604	$ 1,929
Other assets acquired/ disposed of	722	2,672	1,436	96	315	41	37	52
	745	34,365	23,915	105	317	108	2,641	1,981
Actuarial liabilities and other policy liabilities acquired/disposed of	–	24,787	22,656	–	–	–	–	–
Amounts on deposit acquired/ disposed of	–	1,277	–	–	–	–	2,417	1,739
Other liabilities acquired/ disposed of	231	5,093(1)	493	36	4	41	100	77
	231	31,157	23,149	36	4	41	2,517	1,816
	$ 514	$ 3,208	$ 766	$ 69	$ 313	$ 67	$ 124	$ 165
Considerations:								
Common shares issued or exchanged	$ 571	$ 6,284	$ –	$ 249	$ 322	$ –	$ –	$ –
Carrying value of investments in acquiree's shares	36	540	–	–	–	–	–	–
Fair value of outstanding Clarica stock options	–	48	–	–	–	–	–	–
Transaction and other related costs	–	57	–	(7)	(5)	–	–	–
Cash cost of acquisition/ net proceeds of disposal	–	–	2,744	–	–	242	144	160
	$ 607	$ 6,929	$ 2,744	$ 242	$ 317	$ 242	$ 144	$ 160
Goodwill on acquisition/ pre-tax gain (loss) on sale	$ 93	$ 3,721	$ 1,978	$ 173	$ 4	$ 175	$ 20	$ (5)
Cash and cash equivalents acquired (disposed of) from continuing and discontinued operations		$ 2,816	$ 919	$ (8)	$ (2)	$ (23)	$ –	$ –

(1) Other liabilities acquired included subordinated debt of $746 and preferred shares of $160.

5. Discontinued Operations

The Company discontinued its reinsurance operations in 1999. In conjunction with the early adoption of CICA Handbook Section 3475, Disposal of Long-Lived Assets and Discontinued Operations, the Company has reclassified revenues, expenses and cash flows of the accident and health reinsurance and guaranteed minimum income benefit businesses from discontinued operations to continuing operations for 2000, 2001 and 2002. However, Clarica U.S. met the requirements to be classified as a discontinued operation, based upon the formal plan of disposal approved in 2002 and its designation as a held-for-sale investment. The sale of Clarica U.S. was concluded on January 7, 2003 as described in Note 4.

The components of the $36 loss from discontinued operations shown in the consolidated statements of operations are as follows:

	2002
REVENUE	$ 945
EXPENSES	923
Net operating income before income taxes	22
Income taxes expense	10
Net operating income	12
Gain (loss) on sale of Clarica U.S.	(48)
Income (loss) from discontinued operations, net of income taxes	$ (36)

The following amounts relating to discontinued operations are included in the consolidated balance sheets:

	2002
ASSETS	
Invested assets	$ 5,103
Other assets	227
Total assets	$ 5,330
LIABILITIES AND EQUITY	
Actuarial liabilities and other policy liabilities	$ 4,373
Other liabilities	497
Equity	460
Total liabilities and equity	$ 5,330

6. Reorganization of the United Kingdom Operations

In February 2001, the Board approved a reorganization of the Company's United Kingdom operations. As a result, the Company decided to exit the direct sales force distribution channel and significantly reduce the scale of its operations by the end of 2003. During 2001, severance, asset write-offs and other related costs of $195 were expensed as part of the operating expenses in the consolidated statements of operations.

On January 14, 2002, the Company announced an agreement with the Marlborough Stirling Group to outsource the administration of the Company's individual life and pension business in the United Kingdom which had already been closed for new business. During 2002, expenses related to the outsource contract, closed branches, contract cancellations, system migrations and other related costs of $88 were included in the operating expenses in the consolidated statements of operations.

Cost savings relating to exiting the direct sales force distribution channel and outsourcing the administrative function were realized in 2001 and 2002. As at December 31, 2002, the accruals for the reorganizational costs were $49 ($33 in 2001).

SUBSEQUENT EVENT

On January 13, 2003, the Company announced that it had signed a definitive agreement to sell its United Kingdom group insurance business to Unum Limited (UnumProvident), a United Kingdom subsidiary of UnumProvident Corporation. Under the agreement, UnumProvident will acquire the Company's United Kingdom group income protection business together with the renewal rights to the group life business. Subject to regulatory approval in the United Kingdom, the sale is expected to close in the first quarter of 2003.

7. Restructuring and Other Related Charges

In conjunction with the acquisition of Clarica, the Company developed a plan to restructure the combined operations of its consolidated subsidiaries, Sun Life Assurance and Clarica. The combined Canadian operation is headquartered in Waterloo, Ontario. It is anticipated that approximately 1,800 positions will be eliminated between the two companies. The Company expects the restructuring to be substantially completed by the end of 2003. The Company has recorded a pre-tax charge of $315 ($217 net of taxes) related to Sun Life Assurance in 2002. This reflected both required increases in actuarial liabilities and a charge for restructuring costs. These costs cover future increased renewal commission expenses, severance, eliminating duplicate systems, facilities and operations, as well as other exiting costs. The total costs related to increased future renewal commissions, reflected primarily in the actuarial liabilities, were $103 ($70 net of taxes). In addition, the purchase equation of Clarica also recognized similar required increases in actuarial liabilities and restructuring costs totalling $343. In total, the Company anticipates incurring $555 of costs related to the integration, other than commissions, in the 19 months to December 31, 2003.

As at December 31, 2002, the remaining balance on these expected future costs was as follows:

	2002		
	Expected Future Costs	Amount Utilized	Ending Balance
Costs of eliminating duplicate systems	$ 136	$ 58	$ 78
Costs of eliminating duplicate operations	140	53	87
Compensation costs	146	37	109
Transaction costs	107	104	3
Costs of consolidating facilities	26	2	24
Total	$ 555	$ 254	$ 301

8. Demutualization

Sun Life Assurance Company of Canada was organized as a mutual life insurance company until March 22, 2000. On that date, Sun Life Assurance Company of Canada converted to a stock life insurance company with common shares following the approvals of its plan to demutualize by policyholders and the Minister of Finance (Canada). Sun Life Financial Services of Canada Inc. was incorporated on August 5, 1999 under the Insurance Companies Act of Canada and on March 22, 2000, became an insurance holding company owning all of the outstanding shares of Sun Life Assurance Company of Canada. To effect the conversion, Sun Life Financial Services of Canada Inc. issued a total of 400 million common shares, of which 46 million common shares were issued to underwriters at $12.50 per share and 97 million common shares were sold in a secondary offering on behalf of certain eligible participating policyholders outside Canada who elected, or were otherwise required, to sell their common shares under the terms of demutualization. The remaining 257 million common shares were issued to certain participating policyholders. Proceeds from the common shares issued to the underwriters amounted to $576 and were used to fund payments to certain participating policyholders at demutualization. External costs in respect of demutualization of $114 after taxes were treated as a capital transaction and were deducted from the surplus of Sun Life Assurance Company of Canada. All underwriting commissions and offering costs of issuing common shares of $43 after taxes were treated as a capital transaction and deducted from the share capital of Sun Life Financial Services of Canada Inc.

In connection with the initial public offering, Sun Life Financial Services of Canada Inc. granted the underwriters over-allotment options to purchase up to 22 million common shares from treasury at a price of $12.50 per share. The over-allotment options were exercisable for a period of 30 days after the closing of the offering. These options were fully exercised and the common shares were issued on April 4, 2000 for total proceeds of $268, less underwriting costs of $6 after taxes. The proceeds were used for general corporate purposes.

On demutualization, Sun Life Assurance Company of Canada allocated sufficient assets for individual participating policies sold prior to demutualization to meet contractual obligations, to protect policyholders' reasonable expectations in respect of future policy dividends and to meet other non-guaranteed policy benefits. These assets and earnings on this business are not available to the shareholders.

To support the participating policies that Sun Life Assurance Company of Canada expected to issue over at least the five-year period after demutualization, initial capital of $84 was allocated from the shareholders' account. Subject to regulatory approval, the capital of $84 with accrued interest may generally be transferred to the shareholders' account if the capital is no longer required to support the new participating policies after the five-year period.

SUBSEQUENT EVENT

In accordance with the provisions of the Demutualization Plan of Sun Life Assurance Company of Canada and the share capital by-law of Sun Life Financial Services of Canada Inc., unclaimed demutualization benefits issued to eligible policyholders whose addresses were not known to the Company (lost policyholders) will be cancelled on February 22, 2003. The unclaimed demutualization benefits that will be cancelled on February 22, 2003 include approximately 3 million common shares of Sun Life Financial Services of Canada Inc., accumulated dividends of approximately $3 and demutualization benefits payable in cash of approximately $10. Under the Demutualization Plan, lost policyholders may claim their cancelled demutualization benefits (including all unpaid dividends on shares) at any time without interest.

9. Segmented Information

The Company has six reportable segments: SLF Canada, SLF United States, Massachusetts Financial Services Company (M.F.S.), SLF United Kingdom, SLF Asia and other. These reportable segments reflect the Company's management structure and internal financial reporting. Each of these segments has its own management and all of these segments operate in the financial services industry. They derive their revenues principally from wealth management operations (mutual funds, investment management and annuities), protection services (life and health insurance, life retrocession and financial reinsurance) and other (primarily investments of a corporate nature and earnings on capital not attributed to the strategic business units).

Other operations include the accident and health reinsurance operations and those operations for which management responsibility resides in head office. Net income (loss) from continuing operations in this category is shown net of certain expenses borne centrally. As Clarica U.S. has been discontinued, revenue, expenses and net income (loss) from continuing operations do not include these results. However, the assets of the discontinued operation are included in SLF United States' assets.

Transactions occurring between segments consist primarily of internal financing agreements. Inter-segment transactions are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue consists of interest of $306 in 2002 ($140 in 2001 and $141 in 2000) and fee income of $68 in 2002 ($48 in 2001 and $33 in 2000). The major non-cash item is the change in actuarial liabilities which is separately disclosed.

The results of the segments' operations are discussed in the Management's Discussion and Analysis.

RESULTS BY SEGMENT FOR THE YEARS ENDED DECEMBER 31

	Canada	United States		United Kingdom	Asia	Other	Consolidation Adjustments	Total
		Sun Life	M.F.S.					
2002								
Revenue	$ 6,563	$ 11,877	$ 1,979	$ 1,828	$ 661	$ 567	$ (374)	$ 23,101
Change in actuarial liabilities	$ 535	$ 2,500	$ –	$ 168	$ 293	$ 326	$ –	$ 3,822
Interest on claims and deposits	$ 74	$ 29	$ –	$ 2	$ 30	$ –	$ –	$ 135
Interest expenses	$ 77	$ 154	$ 29	$ 28	$ –	$ 211	$ (307)	$ 192
Income taxes (benefit)	$ 191	$ 38	$ 109	$ (18)	$ 11	$ (233)	$ –	$ 98
Net income (loss) from continuing operations	$ 514	$ 360	$ 174	$ 190	$ 24	$ (229)	$ –	$ 1,033
2001								
Revenue	$ 3,855	$ 7,811	$ 2,273	$ 2,067	$ 464	$ 533	$ (188)	$ 16,815
Change in actuarial liabilities	$ 552	$ 675	$ –	$ 298	$ 136	$ 36	$ –	$ 1,697
Interest on claims and deposits	$ 47	$ 21	$ –	$ 121	$ 28	$ 1	$ –	$ 218
Interest expenses	$ 36	$ 69	$ 31	$ 31	$ –	$ 141	$ (140)	$ 168
Income taxes (benefit)	$ 106	$ 25	$ 144	$ (7)	$ 5	$ 33	$ –	$ 306
Net income (loss) from continuing operations	$ 207	$ 226	$ 231	$ 180	$ 20	$ 17	$ –	$ 881
2000								
Revenue	$ 3,946	$ 7,159	$ 2,382	$ 2,260	$ 413	$ 560	$ (174)	$ 16,546
Change in actuarial liabilities	$ 245	$ 894	$ –	$ 349	$ 115	$ 8	$ –	$ 1,611
Interest on claims and deposits	$ 69	$ 17	$ –	$ 125	$ 27	$ 2	$ –	$ 240
Interest expenses	$ 34	$ 64	$ 29	$ 37	$ –	$ 136	$ (141)	$ 159
Income taxes (benefit)	$ 131	$ 28	$ 176	$ 24	$ 12	$ 15	$ –	$ 386
Net income (loss) from continuing operations	$ 195	$ 228	$ 256	$ 119	$ 27	$ (23)	$ –	$ 802

ASSETS BY SEGMENT AS AT DECEMBER 31

	Canada	United States Sun Life	United States M.F.S.	United Kingdom	Asia	Other	Consolidation Adjustments	Total
2002								
General fund assets	$ 50,242	$ 54,154	$ 1,424	$ 12,610	$ 2,147	$ 3,948	$ (1,087)	$123,438
Segregated funds net assets	$ 19,029	$ 26,519	$ –	$ 7,204	$ 3	$ –	$ –	$ 52,755
Other assets under management	$ 19,878	$ 2,628	$177,960	$ –	$ 79	$ –	$ (16,138)	$184,407
2001								
General fund assets	$ 17,707	$ 44,938	$ 1,762	$ 12,238	$ 1,830	$ 2,396	$ (543)	$ 80,328
Segregated funds net assets	$ 8,706	$ 31,746	$ –	$ 8,091	$ 1	$ –	$ –	$ 48,544
Other assets under management	$ 26,092	$ 1,833	$218,401	$ –	$ 21	$ –	$ (23,472)	$222,875
2000								
General fund assets	$ 17,659	$ 16,790	$ 1,787	$ 14,117	$ 1,465	$ 3,470	$ (278)	$ 55,010
Segregated funds net assets	$ 8,720	$ 28,922	$ –	$ 11,891	$ –	$ –	$ –	$ 49,533
Other assets under management	$ 24,153	$ 1,588	$221,045	$ 3,653	$ 7	$ –	$ (26,456)	$223,990

The following table shows revenue, net income from continuing operations and assets by territory for the Company's other operations:

	2002	2001	2000
Revenue:			
United States	$ 181	$ 231	$ 424
Other countries	386	302	136
Total revenue	$ 567	$ 533	$ 560
Net income (loss) from continuing operations:			
United States	$ (241)	$ 28	$ (1)
Other countries	12	(11)	(22)
Total net income (loss) from continuing operations	$ (229)	$ 17	$ (23)
Assets:			
General funds:			
United States	$ 1,160	$ 861	$ 2,337
Other countries	2,788	1,535	1,133
Total assets	$ 3,948	$ 2,396	$ 3,470

10. Fair Value of Financial Instruments

The fair values of the Company's financial instruments are shown in the following table. For completeness, all other general funds assets and liabilities, subordinated debt and cumulative capital securities are also included.

The difference between the fair values of tangible assets and liabilities, detailed below, should not be used as an estimate of the market value of the Company.

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
ASSETS				
Bonds	$ 73,423	$ 77,597	$ 48,077	$ 49,311
Mortgages	15,799	17,072	8,622	9,144
Stocks	4,221	3,104	4,882	4,370
Real estate	3,223	3,437	2,316	2,550
Policy loans	3,390	3,390	2,408	2,408
Cash, cash equivalents and short-term securities	7,152	7,152	4,809	4,809
Other invested assets	3,336	3,297	2,150	2,171
Invested assets	110,544	115,049	73,264	74,763
Future income taxes	1,032	549	968	639
Other assets excluding future income taxes	11,862	11,862	6,096	6,096
Total general fund assets	$123,438	$127,460	$ 80,328	$ 81,498
LIABILITIES				
Actuarial liabilities	$ 87,165	$ 93,407	$ 57,858	$ 61,852
Amounts on deposit	3,262	3,287	1,898	1,898
Policy benefits payable	1,683	1,683	864	864
Provision for policyholder dividends	1,014	1,014	805	805
Deferred net realized gains	3,456	–	3,744	–
Future income taxes	382	493	329	529
Other liabilities excluding future income taxes	7,289	7,289	4,332	4,332
Total general fund liabilities	$104,251	$107,173	$ 69,830	$ 70,280
Subordinated debt	$ 1,974	$ 2,111	$ 776	$ 815
Cumulative capital securities of a subsidiary	$ 948	$ 1,008	$ 954	$ 968
Derivative financial instruments (Note 11)	$ –	$ 130	$ –	$ 37

A significant portion of any difference between fair values and carrying values relates to assets that are matched to liabilities as to duration, within specified limits. If these assets are sold before maturity, the Company will reinvest the proceeds to ensure there are sufficient assets to match liabilities. Consequently, changes in the fair values of assets backing liabilities will tend to be offset by changes in the fair values of those liabilities.

In an exchange of financial instruments, "fair value" refers to the amount that would be agreed upon between willing knowledgeable parties. Consequently the estimated fair values do not necessarily represent the values for which these financial instruments could have been sold at the dates of the consolidated balance sheets. The methods and assumptions used to estimate fair value are given below.

Items with fair value equal to carrying value: Due to their nature, the fair values of policy loans, cash and cash equivalents, other assets excluding future income taxes, policy benefits payable, provision for policyholder dividends and other liabilities excluding future income taxes are assumed to be equal to their carrying values. The carrying value of goodwill is included in the "other assets excluding future income taxes" line in this note.

Bonds: For publicly traded bonds, fair value is determined using quoted market prices. For bonds without a readily ascertainable market price, the Company has determined an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based upon the assumption that such securities will be held to maturity.

Mortgages: Fair value of mortgages is determined by discounting the expected future cash flows using current market interest rates for mortgages with similar credit risks and terms to maturity.

Stocks: Fair value of stocks is based on quoted market prices, usually the last trade values.

Real estate: Fair value of real estate is determined by referring to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates.

Short-term securities: Fair value of short-term securities is based on market yields.

Other invested assets: Fair value is determined by reference to market prices for similar investments.

Future income taxes: Fair value of future income taxes represents the amount that would be recognized on the balance sheet if the financial instruments were measured at fair value.

Actuarial liabilities: Fair value of actuarial liabilities is determined by reference to the fair value of the assets supporting those liabilities.

Amounts on deposit: Fair value of fixed rate deposits is determined by discounting the expected future cash flows using current market interest rates for similar deposits. For amounts on deposit with no stated maturity, fair value is equal to carrying value.

Deferred net realized gains: When financial assets and liabilities are measured at fair value, deferred net realized gains no longer exist.

Subordinated debt: Fair value is based on market prices for the same or similar instruments as appropriate.

Cumulative capital securities of a subsidiary: Fair value of the cumulative capital securities is based on market prices for those instruments.

Derivative financial instruments: Fair values of interest rate contracts and foreign exchange contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the values of the underlying securities or indices.

11. Invested Assets and Derivative Financial Instruments

CONTRACTUAL MATURITIES

The contractual maturities of bonds at December 31 are shown below. The interest rate risk, which is the potential for financial loss due to interest rate fluctuations, is included in Note 13.

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Due in one year or less	$ 2,974	$ 3,017	$ 1,717	$ 1,728
Due in years two through five	18,642	19,439	10,330	10,526
Due in years six through ten	16,260	17,256	11,008	11,366
Due after ten years	23,687	25,794	15,776	16,535
Asset-backed securities	11,860	12,091	9,246	9,156
Total bonds	$ 73,423	$ 77,597	$ 48,077	$ 49,311

Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities may differ from contractual maturities because of the Company's right to call or the borrower's right to prepay obligations, with or without call or prepayment penalties. Asset-backed securities, which are not due at a single maturity date, are shown separately.

At December 31, 2002, scheduled mortgage loan maturities before any allowances are as follows: 2003 – $2,027; 2004 – $996; 2005 – $1,010; 2006 – $1,552; 2007 – $1,586; and $8,691 thereafter. Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties.

UNREALIZED GAINS AND LOSSES

Bonds are carried at amortized cost, net of allowances for losses, in the consolidated financial statements. Gross unrealized gains and losses on bonds are not brought into income nor are they included in the carrying value. The fair value is determined as described in Note 10. Gross unrealized gains (losses) on bonds, issued or guaranteed by the following parties, are as follows:

2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Issued or guaranteed by:				
Canadian federal government	$ 6,110	$ 281	$ (2)	$ 6,389
Canadian provincial and municipal governments	5,280	587	(8)	5,859
U.S. Treasury and other U.S. agencies	3,024	176	(2)	3,198
Other foreign governments	3,901	293	(4)	4,190
Corporate	43,248	3,389	(767)	45,870
Asset-backed securities	11,860	418	(187)	12,091
Total bonds	$ 73,423	$ 5,144	$ (970)	$ 77,597

2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Issued or guaranteed by:				
Canadian federal government	$ 1,970	$ 69	$ (5)	$ 2,034
Canadian provincial and municipal governments	2,598	293	(25)	2,866
U.S. Treasury and other U.S. agencies	1,574	28	(15)	1,587
Other foreign governments	3,495	144	(57)	3,582
Corporate	29,194	1,184	(292)	30,086
Asset-backed securities	9,246	24	(114)	9,156
Total bonds	$ 48,077	$ 1,742	$ (508)	$ 49,311

Gross unrealized gains (losses) on stocks are as follows:

	Carrying Value	Original Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Total 2002	$ 4,221	$ 3,159	$ 400	$ (455)	$ 3,104
Total 2001	$ 4,882	$ 3,666	$ 992	$ (288)	$ 4,370

Stocks are originally recorded at cost. The carrying value of stocks in the consolidated financial statements is adjusted annually by 15% of the difference between market value and previously adjusted carrying value. The total amount of unrealized gains and losses for stocks and real estate taken into income in the year is shown in the Net Investment Income section of this note.

CREDIT AND CONCENTRATION RISK MANAGEMENT

Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest or principal when due. The Company controls credit risk through detailed credit and underwriting policies, as well as counterparty exposure limits.

It is the Company's policy to diversify all investment portfolios. Except for sovereign country issuers where the Company carries on business or for issuers where the Board has granted specific approval, Company policy limits credit exposure to 4% of consolidated equity invested in any single issuer and to 8% of consolidated equity invested in any associated group of issuers.

Investment grade bonds are those rated BBB and above. The Company's bond portfolio has 96.2% (94.5% in 2001) invested in investment grade bonds based on carrying value.

The Company's mortgage loans, stocks and real estate investments are diversified by type and location and, for mortgage loans, by borrower. Mortgage loans are collateralized by the related property and generally do not exceed 75% of the value of the property at the time the original loan is made.

The Company's investments in bonds, mortgages, stocks and real estate are shown in the tables below:

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Bonds by investment grade:				
AAA	$ 23,483	$ 24,573	$ 13,812	$ 13,951
AA	8,951	9,817	5,324	5,692
A	20,252	21,670	13,444	13,955
BBB	17,918	18,856	12,845	13,083
BB & lower	2,819	2,681	2,652	2,630
Total bonds	$ 73,423	$ 77,597	$ 48,077	$ 49,311

Breakdown of bonds, mortgages, stocks and real estate by geographic location, as opposed to reportable segment, is as follows:

	2002				
		Mortgages			
	Bonds by Issuer Country	Non-residential	Residential	Stocks by Issuer Country	Real Estate
Canada	$ 24,922	$ 5,993	$ 4,106	$ 734	$ 1,885
United States	36,818	5,180	188	1,036	946
United Kingdom	8,083	331	1	2,236	390
Other	3,600	–	–	215	2
Total	$ 73,423	$ 11,504	$ 4,295	$ 4,221	$ 3,223

	2001				
		Mortgages			
	Bonds by Issuer Country	Non-residential	Residential	Stocks by Issuer Country	Real Estate
Canada	$ 9,992	$ 2,062	$ 1,763	$ 1,088	$ 921
United States	28,495	4,339	142	1,033	879
United Kingdom	6,724	315	1	2,185	513
Other	2,866	–	–	576	3
Total	$ 48,077	$ 6,716	$ 1,906	$ 4,882	$ 2,316

Residential mortgages include mortgages for single and multiple family dwellings.

	2002		2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Real estate by type:				
Held for investment	$ 3,205	$ 3,415	$ 2,294	$ 2,521
Held for sale	18	22	22	29
Total real estate	$ 3,223	$ 3,437	$ 2,316	$ 2,550

ALLOWANCES FOR LOSSES ON INVESTED ASSETS

The Company has impaired invested assets and foreclosed properties held for sale with specific allowances, and other sectoral allowances, at December 31, as follows:

		2002		2001	
		Carrying Value before Allowance for Impaired Invested Assets	Allowances for Losses	Carrying Value before Allowance for Impaired Invested Assets	Allowances for Losses
Mortgages	– impaired, with allowance for losses	$ 57	$ 12	$ 15	$ 5
	– impaired, with no allowance for losses	30	–	17	–
	– sectoral allowance	–	51	–	55
Bonds	– specific allowance	815	305	210	17
	– sectoral allowance	–	112	–	49
Foreclosed properties	– specific allowance	18	1	17	4
Other	– specific allowance	32	14	1	1
Total		$ 952	$ 495	$ 260	$ 131

Changes in the allowances for losses are as follows:

	2002			2001			2000		
	Mortgages	Bonds	Foreclosed Properties and Other	Mortgages	Bonds	Foreclosed Properties and Other	Mortgages	Bonds	Foreclosed Properties and Other
Balance, January 1	$ 60	$ 66	$ 5	$ 56	$ 108	$ 10	$ 93	$ 50	$ 8
Provision for losses – continuing operations	(4)	366	4	10	(8)	2	3	113	(9)
Provision for losses – discontinued operations	(2)	–	1	–	–	–	–	–	–
Write-offs, net of recoveries	9	(13)	5	(3)	(39)	(6)	(11)	(57)	11
Currency translation adjustment	–	(2)	–	2	5	–	1	2	–
Dispositions	–	–	–	(5)	–	(1)	(30)	–	–
Balance, December 31	$ 63	$ 417	$ 15	$ 60	$ 66	$ 5	$ 56	$ 108	$ 10

At December 31, 2002, the carrying value of bonds, mortgages and real estate, including any specific allowances, which were non-income producing for the preceding twelve months was $46 ($207 in 2001).

At December 31, 2002 and 2001, mortgages with scheduled payments which were 90 days or more in arrears were $65 (0.4% of total mortgages) and $32 (0.4% of total mortgages), respectively, before any allowances.

During 2002 and 2001, the Company's weighted average recorded investment in impaired mortgage loans, before any allowances, was $67 and $45, respectively. Interest on impaired mortgage loans is recorded as received and was $5 for 2002 and $3 for 2001. Impaired mortgage loans with no allowance for losses are loans for which, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value.

DEFERRED NET REALIZED GAINS

Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The following deferred amounts will be amortized into future net investment income:

	2002	2001
Bonds	$ 1,832	$ 1,678
Mortgages	83	62
Stocks	1,450	1,851
Real estate	191	165
Derivatives	(100)	(12)
Total	$ 3,456	$ 3,744

Changes in deferred net realized gains are as follows:

	2002	2001
Deferred net realized gains, January 1	$ 3,744	$ 3,725
Net realized investment gains (losses) for the period:		
Bonds	220	201
Mortgages	43	17
Stocks	(240)	189
Real estate	39	28
Derivatives	(99)	6
Amortization of deferred net realized gains	(433)	(517)
Effect of changes in currency exchange rates	182	95
Deferred net realized gains, December 31	$ 3,456	$ 3,744

NET INVESTMENT INCOME

Net investment income has the following components:

	2002	2001	2000
Interest from:			
Bonds	$ 3,810	$ 2,248	$ 1,974
Mortgages	899	852	860
Policy loans	195	119	102
Cash, cash equivalents and short-term securities	122	116	146
Interest income	5,026	3,335	3,082
Dividends from stocks	132	95	103
Real estate income (net)	223	192	182
Amortization of deferred net realized gains	433	517	534
Amortization of unrealized gains and losses	(288)	(66)	14
Other items (net)	219	154	93
	5,745	4,227	4,008
Provisions for losses on investments	(365)	(4)	(107)
Investment expenses and taxes	(99)	(61)	(62)
Impact of discontinued operations	(150)	–	–
Total net investment income	$ 5,131	$ 4,162	$ 3,839

DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative instruments to manage risks associated with currency, interest rate and stock market fluctuations. Models are used by the Company to ensure the continuing effectiveness of its hedging strategies. The Company monitors the gap in market sensitivity between assets and liabilities for specific insurance and annuity business segments. That gap is managed within defined tolerance limits by the use of derivative instruments. Derivative positions are reported to the Board quarterly.

Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between two counterparties. The notional amounts of the over-the-counter and exchange-traded contracts are $24,192 ($16,854 in 2001) and $666 ($128 in 2001), respectively. As at December 31, 2002, the Company had assets of $188 ($115 in 2001) pledged as collateral for the derivative contracts. Since counterparty failure in a derivative transaction could render it ineffective for hedging purposes, the Company transacts its derivative contracts with counterparties rated AA or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included.

The Company has the following amounts outstanding at December 31:

2002

	Fair Value		Notional Amounts					
			Term to Maturity					
	Positive	Net	Under 1 year	1 to 5 years	Over 5 years	Total Notional Amount	Credit Equivalent Amount	Risk-Weighted Amount
Interest rate contracts	$ 495	$ (294)	$ 544	$ 7,788	$ 6,401	$ 14,733	$ 630	$ 14
Foreign exchange contracts	198	27	740	981	1,894	3,615	397	13
Equity and other contracts	524	397	2,132	1,943	2,435	6,510	1,223	21
Total	$ 1,217	$ 130	$ 3,416	$ 10,712	$ 10,730	$ 24,858	$ 2,250	$ 48

2001

	Fair Value		Notional Amounts					
			Term to Maturity					
	Positive	Net	Under 1 year	1 to 5 years	Over 5 years	Total Notional Amount	Credit Equivalent Amount	Risk-Weighted Amount
Interest rate contracts	$ 121	$ (139)	$ 352	$ 3,595	$ 4,243	$ 8,190	$ 203	$ 4
Foreign exchange contracts	19	(66)	513	570	644	1,727	101	4
Equity and other contracts	319	242	1,473	4,262	1,330	7,065	872	27
Total	$ 459	$ 37	$ 2,338	$ 8,427	$ 6,217	$ 16,982	$ 1,176	$ 35

The positive fair value is the maximum credit risk and represents the cost of replacing the derivative contracts at current market rates. The net fair value is the net unrealized gains or losses of all derivative financial instruments. Fair value of interest rate swap contracts and foreign exchange swap contracts is determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair value of options and financial futures is based on the quoted market price or the value of underlying securities or indices.

The notional amount is the face value of the underlying asset or liability from which the value of the derivative is derived. The credit risk exposure, if the counterparties were to default, is indicated by the cost of replacing, at current market rates, all contracts with a positive fair value as shown above. The credit equivalent amount is the credit risk exposure plus an amount for potential future credit exposure. The risk-weighted amount is a measure of credit risk, which represents the credit equivalent amount weighted according to the nature of the derivative and the creditworthiness of the counterparty. This measure is used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. The credit equivalent and risk-weighted amounts have been determined in accordance with guidelines provided by the OSFI.

SECURITIES LENDING

The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the market value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and retained by the lending agent until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market values fluctuate. It is Company practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions. At December 31, 2002, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $1,675 and $1,775, respectively.

LOANS SECURITIZATION

On February 19, 2002, the Company sold commercial mortgages with a carrying value of $497 to a trust which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment in the issued securities. This transaction resulted in a gain of approximately $28 before taxes which was included in deferred net realized gains. In determining the gain on sale of the commercial mortgages, the carrying value of the mortgages sold was allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values were based on the quoted market prices from an independent source.

As at December 31, 2002, the key assumptions of the discounted cash flows models and the sensitivity of the fair values of the retained interests to an immediate 10% and 20% adverse change in key assumptions are as follows:

	2002	
	Mortgages	Bonds
Carrying value of retained interests ($95 and $27 in 2001, respectively)	$ 128	$ 8
Fair value of retained interests ($86 and $27 in 2001, respectively)	$ 130	$ 8
Weighted average remaining life (in years)	3.8–9.6	9.7
Discount rate	6.0–7.9%	11.1%
Impact on fair value of 10% adverse change	$ 4	$ 1
Impact on fair value of 20% adverse change	$ 7	$ 1
Anticipated credit losses	0.0%	0.6%
Impact on fair value of 10% adverse change		$ 1
Impact on fair value of 20% adverse change		$ 2

The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The credit losses, net of recoveries, of the securitized bond portfolio for 2002 were $23. As at December 31, 2002, the securitized bond portfolio of $24 was 90 days or more past due.

The following table summarizes certain cash flows received from securitization trusts in 2002, 2001 and 2000:

	2002		2001		2000	
	Mortgages	Bonds	Mortgages	Bonds	Mortgages	Bonds
Proceeds from new securitizations	$ 525	$ –	$ 269	$ –	$ 282	$ 648
Cash flows received on retained interests and servicing fees	$ 17	$ 2	$ 9	$ 4	$ 7	$ –

12. Other Assets

Other assets consist of the following:

	2002	2001
Accounts receivable	$ 1,433	$ 824
Investment income due and accrued	1,326	890
Future income taxes (Note 25)	1,032	968
Deferred acquisition costs	849	1,162
Intangible assets	786	79
Prepaid expenses	536	457
Outstanding premiums	384	242
Capital assets	230	204
Other	419	158
Total other assets	$ 6,995	$ 4,984

Amortization of deferred acquisition costs charged to income amounted to $316 in 2002 ($305 and $265 in 2001 and 2000, respectively).

Capital assets are carried at a cost of $630 ($724 in 2001), less accumulated depreciation and amortization of $400 ($520 in 2001). Depreciation and amortization charged to income totalled $75 ($66 and $59 in 2001 and 2000, respectively).

In addition to the goodwill of $5,899 ($2,080 in 2001) shown on the consolidated balance sheets and the intangible assets amount shown above, goodwill of $209 ($123 in 2001) and intangible assets of $510 (nil in 2001) for investments accounted for by the equity method are included in other invested assets. Goodwill amortization was not charged to net investment income and operating expenses during the year ($9 and $10, respectively in 2001 and $10 and $8, respectively in 2000). Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

	Canada	United States	United Kingdom	Asia	Other	Total
Balance, January 1, 2001	$ 73	$ –	$ 20	$ 32	$ 105	$ 230
Acquisitions	–	2,013	–	–	–	2,013
Amortization	(7)	(2)	(2)	(2)	(6)	(19)
Dispositions	–	–	(18)	–	–	(18)
Effect of changes in currency exchange rates	–	5	–	–	(8)	(3)
Balance, December 31, 2001	66	2,016	–	30	91	2,203
Acquisitions	3,745	199	–	–	–	3,944
Dispositions	(20)	(32)	–	–	–	(52)
Adjustments (Note 4)	–	30	–	–	–	30
Effect of changes in currency exchange rates	–	(9)	–	–	(8)	(17)
Balance, December 31, 2002	$ 3,791	$ 2,204	$ –	$ 30	$ 83	$ 6,108

Amortization of intangible assets recorded in operating expenses during the year was $17 ($4 in 2001 and $3 in 2000). As at December 31, 2002, the components of the intangible assets included in other invested assets and other assets are as follows:

	2002			2001		
	Gross carrying amount	Accumulated amortization	Net amount	Gross carrying amount	Accumulated amortization	Net amount
Amortized intangible assets:						
Sales potential of field force	$ 400	$ 6	$ 394	$ –	$ –	$ –
Asset administration contracts	195	9	186	10	3	7
Banking distribution channel	43	5	38	44	1	43
Other	8	1	7	9	–	9
	646	21	625	63	4	59
Unamortized intangible assets:						
Fund management contracts	601	–	601	4	–	4
Brand name	54	–	54	–	–	–
State licenses	16	–	16	16	–	16
	671	–	671	20	–	20
Total intangible assets	$ 1,317	$ 21	$ 1,296	$ 83	$ 4	$ 79

13. Actuarial Liabilities and Other Policy Liabilities

COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES

The actuarial liabilities and other policy liabilities consist of the following:

2002	Canada	United States	United Kingdom	Asia	Other Operations	Total
Individual participating life	$ 10,241	$ 5,959	$ 4,131	$ 1,011	$ 87	$ 21,429
Individual non-participating life	1,525	8,507	(21)	–	233	10,244
Group life	1,417	132	43	–	–	1,592
Individual annuities	10,769	21,375	20	–	63	32,227
Group annuities	6,441	7,084	3,698	–	–	17,223
Health insurance	3,375	600	395	–	80	4,450
Total actuarial liabilities	33,768	43,657	8,266	1,011	463	87,165
Add: other policy liabilities	820	551	381	77	868	2,697
Actuarial liabilities and other policy liabilities	$ 34,588	$ 44,208	$ 8,647	$ 1,088	$ 1,331	$ 89,862

2001	Canada	United States	United Kingdom	Asia	Other Operations	Total
Individual participating life	$ 3,335	$ 5,586	$ 3,775	$ 740	$ 78	$ 13,514
Individual non-participating life	376	5,257	(23)	–	68	5,678
Group life	710	119	463	–	–	1,292
Individual annuities	3,260	18,655	20	–	–	21,935
Group annuities	3,056	6,609	2,817	–	–	12,482
Health insurance	1,974	547	320	–	116	2,957
Total actuarial liabilities	12,711	36,773	7,372	740	262	57,858
Add: other policy liabilities	271	523	373	73	429	1,669
Actuarial liabilities and other policy liabilities	$ 12,982	$ 37,296	$ 7,745	$ 813	$ 691	$ 59,527

In the above tables, the other operations are primarily business from the accident and health reinsurance operations and the actuarial liabilities were reduced by ceded reinsurance of $1,805 ($953 in 2001). Other policy liabilities consist of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.

Policyholder dividends of $856 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($737 and $787 in 2001 and 2000, respectively).

Provisions for adverse deviations from expected assumptions have been included in the actuarial liabilities to recognize the measurement uncertainty inherent in the computation process. In determining these provisions, the Company ensures:

- When taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption.
- In total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.

These provisions will be reduced and included in future income to the extent that they are no longer required. For group insurance, reductions in provisions may be returned to policyholders as experience rating refunds.

CHANGES IN ACTUARIAL LIABILITIES

Changes in actuarial liabilities during the year are as follows:

	2002	2001
Actuarial liabilities, January 1	$ 57,858	$ 32,778
Change in liabilities on In-force business	(3,064)	(126)
Liabilities arising from new policies	7,110	1,823
Changes in intrinsic value of options that hedge the GMDB(1)	(224)	–
Increase in actuarial liabilities	3,822	1,697
Acquisition	23,929	22,554
Discontinued operations	643	–
Changes in intrinsic value of options that hedge the GMDB(1)	224	–
Increases in actuarial liabilities related to the restructuring	104	–
Dispositions and other	(18)	(228)
Effect of changes in currency exchange rates	603	1,057
Actuarial liabilities, December 31	$ 87,165	$ 57,858

(1) The changes in intrinsic value of the options were included in increase in actuarial liabilities in the consolidated statements of operations and other invested assets in the consolidated balance sheets.

MEASUREMENT UNCERTAINTY AND ASSUMPTIONS MOST SUSCEPTIBLE TO CHANGE

The Company uses best estimate assumptions for expected future experience in calculating actuarial liabilities. An additional margin is then added to provide for possible adverse deviations from the best estimates. Best estimate assumptions are normally set based on average recent experience and trend in that experience. Accordingly, the assumptions are expected to change slowly over time. Due to the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent. The actuarial policies addressing the selection of the major assumptions are discussed in Note 2.

Mortality and morbidity: For products where higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease the net income by $92. For products where lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease the net income by $45. For products where the morbidity is a significant assumption, a 1% change in that assumption would reduce the net income by $31.

Lapse rates: For individual life insurance products where fewer lapses would be financially adverse to the Company, net income would be decreased by $77 if the lapse rate assumption was reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products where more lapses would be financially adverse to the Company, net income would be decreased by $62 if an extra 1% of the in-force policies were assumed to lapse each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).

Expenses: The sensitivity of actuarial liabilities to a 10% increase in unit expenses Company-wide would result in a decrease in net income of $342.

Asset default: In addition to the allowances for losses on invested assets outlined in Note 11, the actuarial liabilities include an amount of $1,869 determined on a pre-tax basis ($943 in 2001) to provide for possible future asset defaults and loss of asset value. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.

Segregated fund guarantees: The Company has a large volume of accumulation annuities primarily in the United States subject to equity market movements. The Company monitors its experience for the accumulation annuities sold in the United States on a monthly basis, and has hedged a large percentage of its exposure with long dated put options against the S&P 500. The sensitivity of the actuarial liability for the various guarantees offered under these products to changes in the equity market is significant for those blocks of business. For example, an immediate 10% drop in equity markets as at December 31, 2002 would decrease the net income for segregated fund guarantees by $92.

Interest rate: Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses, or reinvest excess asset cash flows under unfavourable interest environments.

To manage this risk, a matching policy is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement this policy. The primary approach used is duration analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Partial duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.

Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.

For certain product types, including participating insurance and certain forms of universal life policies and annuities, the effect of changes in the interest rate environment will be largely passed through to policyholders as changes to the amount of dividends declared or to the rate of interest credited in accordance with the nature of the contract and policy terms. Changes to dividends declared and the rate of interest credited occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms.

Among the different lines of insurance business, annuities are the most sensitive to changes in interest rates. The annuity business represents 57% of the Company's total actuarial liabilities. For the Company's annuity business, an immediate 1% parallel increase in interest rates at December 31, 2002 across the entire yield curve, assuming the Company was unable to take any investment action to mitigate the impact of this change, would result in an estimated decrease in net income of $59. Conversely, an immediate 1% parallel decrease in interest rates, again, assuming no other investment action, would result in an estimated increase in net income of $5.

The following table shows the expected cash flows for annuity business:

	2002				
	Under 1 year	1 to 5 years	Over 5 years to 10 years	Over 10 years or more	Total
CANADA					
Assets	$ 3,362	$ 9,855	$ 4,339	$ 8,370	$ 25,926
Liabilities	3,196	9,707	4,287	9,284	26,474
Cash flow gap	$ 166	$ 148	$ 52	$ (914)	$ (548)
UNITED STATES					
Assets	$ 6,557	$ 15,885	$ 10,145	$ 5,013	$ 37,600
Liabilities	4,443	17,451	9,010	6,726	37,630
Cash flow gap	$ 2,114	$ (1,566)	$ 1,135	$ (1,713)	$ (30)
UNITED KINGDOM					
Assets	$ 429	$ 1,045	$ 1,316	$ 5,371	$ 8,161
Liabilities	283	1,124	1,382	5,472	8,261
Cash flow gap	$ 146	$ (79)	$ (66)	$ (101)	$ (100)

TOTAL ASSETS SUPPORTING ACTUARIAL LIABILITIES, EQUITY AND OTHER

Bonds and mortgages are used extensively to support actuarial liabilities, particularly in the annuity and group businesses. Stocks and real estate are primarily used to support individual participating life insurance business where the Company has some ability to adjust policyholder dividends. Equity and other includes both insurance and non-insurance operations of the Company. The following tables show the total assets supporting actuarial liabilities, equity and other:

	2002					
	Bonds	Mortgages	Stocks	Real Estate	Other	Total
Individual participating life	$ 12,627	$ 4,226	$ 3,378	$ 2,213	$ 4,646	$ 27,090
Individual non-participating life	7,776	1,451	162	12	2,102	11,503
Group life	1,809	643	17	17	274	2,760
Individual annuities	25,480	4,988	123	42	5,104	35,737
Group annuities	15,117	2,845	68	161	931	19,122
Health insurance	4,340	1,330	30	24	917	6,641
Equity and other	6,274	316	443	754	12,798	20,585
Total assets	$ 73,423	$ 15,799	$ 4,221	$ 3,223	$ 26,772	$123,438

	2001					
	Bonds	Mortgages	Stocks	Real Estate	Other	Total
Individual participating life	$ 7,587	$ 2,615	$ 3,567	$ 1,668	$ 2,529	$ 17,966
Individual non-participating life	3,878	749	79	13	1,011	5,730
Group life	1,297	329	36	13	293	1,968
Individual annuities	16,638	1,922	162	40	3,408	22,170
Group annuities	10,398	1,685	139	184	741	13,147
Health insurance	3,109	801	50	20	794	4,774
Equity and other	5,170	521	849	378	7,655	14,573
Total assets	$ 48,077	$ 8,622	$ 4,882	$ 2,316	$ 16,431	$ 80,328

14. Reinsurance Agreements

Reinsurance is used to limit exposure to large losses. The Board approves the Company's individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. Actuarial liabilities are shown net of ceded reinsurance in Note 13. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. The effect of reinsurance on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:

	2002	2001	2000
Premiums:			
Direct premiums	$ 15,061	$ 9,722	$ 9,374
Reinsurance assumed	577	169	369
Reinsurance ceded	(763)	(454)	(354)
	$ 14,875	$ 9,437	$ 9,389
Payments to policyholders, beneficiaries and depositors:			
Direct payments	$ 11,585	$ 6,937	$ 6,670
Reinsurance assumed	511	235	417
Reinsurance ceded	(408)	(292)	(358)
	$ 11,688	$ 6,880	$ 6,729

15. Other Liabilities

Other liabilities consist of the following:

	2002	2001
Accounts payable	$ 3,248	$ 1,967
Bond repurchase agreements	1,570	–
Accrued expenses and taxes	1,041	1,163
Borrowed funds (Note 16)	306	310
Future income taxes (Note 25)	382	329
Provisions for future policyholder costs	227	566
Other	897	326
Total other liabilities	$ 7,671	$ 4,661

The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 2 to 90 days, averaging 36 days, and bearing interest rates averaging 2.82% as at December 31, 2002. As at December 31, 2002, the Company had assets with a total market value of $1,566 pledged as collateral for the bond repurchase agreements.

16. Borrowed Funds

The following obligations are included in borrowed funds:

	Currency of Borrowing	Maturity	2002	2001
Bank credit facilities[1]	U.S. dollars	2005	$ 237	$ 239
Encumbrances on real estate	Canadian dollars	2003–2010	28	29
	U.S. dollars	2004–2014	41	42
Total borrowed funds			$ 306	$ 310

(1) At various floating rates, linked to London InterBank Offered Rate.

Interest expense for the borrowed funds was $26, $30 and $25 for 2002, 2001 and 2000, respectively.

At December 31, 2002, aggregate maturities, including principal repayments, of encumbrances on real estate are $25 for 2003, $10 for 2004, $2 for 2005, $5 for 2006, $18 for 2007 and $1 for 2008.

At December 31, 2002, bank credit facilities are $237 ($239 in 2001) and the weighted average interest rates related to those borrowings is 2.05% (5.3% to 6.1% in 2001). The U.S. dollar bank credit facility is secured by the future distribution fee stream of the mutual funds under the management of M.F.S.

At December 31, 2002, the Company had $1,225 in lines of credit from numerous financial institutions of which $988 was unused. These lines of credit generally have terms ranging from one to five years.

17. Subordinated Debt

The following obligations are included in subordinated debt:

	Maturity	2002	2001
Amounts borrowed in Canadian dollars:			
8.49% capital debentures	2005	$ –	$ 300
5.80% subordinated debentures[1]	2013	253	–
6.65% subordinated debentures[2]	2015	300	–
6.15% subordinated debentures	2022	799	–
6.30% subordinated debentures[3]	2028	150	–
Amounts borrowed in U.S. dollars:			
6.63% subordinated notes	2007	236	238
7.25% subordinated notes	2015	236	238
Total subordinated debt		$ 1,974	$ 776

(1) After May 15, 2008, interest is payable at an annual rate equal to the 90-day Bankers' Acceptance Rate plus 1%. Redeemable in whole or in part at any time.
(2) After October 12, 2010, interest is payable at an annual rate equal to the 90-day Bankers' Acceptance Rate plus 1%. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.
(3) Redeemable in whole or in part at any time.

Interest expense on subordinated debt borrowings was $86, $59 and $58 for 2002, 2001 and 2000, respectively.

All of the subordinated debt qualifies as capital for Canadian regulatory purposes.

On June 25, 2002, the Company issued $800 subordinated debentures for $799. Interest on the subordinated debentures will be payable semi-annually at an annual rate of 6.15% until June 30, 2012. The first interest payments were made on December 31, 2002. From July 1, 2012 to the maturity date of June 30, 2022, interest will be payable quarterly at an annual rate of 1.54% over the 90-day Bankers' Acceptance average bid rate for each quarterly interest period. Subject to certain conditions, the Company may redeem the subordinated debentures before the maturity date of June 30, 2022. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.

On December 19, 2001, the Company notified the holders of the 8.49% capital debentures of its intention to redeem the $300 principal amount of debentures before the maturity date of July 28, 2005. The redemption premiums of $30, net of taxes of $7, were recorded in 2001. The redemption of the capital debentures was completed on January 28, 2002.

18. Cumulative Capital Securities of a Subsidiary

On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I, a Delaware statutory business trust of the Company, issued U.S.$600 of 8.526% cumulative capital securities (Securities). These Securities were issued in U.S. dollars and have no scheduled maturity date. Distributions are payable semi-annually in arrears. The payment of distributions is indirectly guaranteed by Sun Life Assurance Company of Canada on a subordinated basis. These cumulative capital securities qualify as capital for Canadian regulatory purposes.

19. Non-controlling Interests in Subsidiaries

Non-controlling interests in the consolidated balance sheets consist of the following:

	2002	2001
Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust (Trust)	$ 1,150	$ 950
Preferred shares of Sun Life Assurance Company of Canada(1)	158	–
Non-controlling interests in M.F.S. and McLean Budden Limited	48	93
Total non-controlling interests in subsidiaries	$ 1,356	$ 1,043

(1) These preferred shares were issued by Clarica before amalgamating with Sun Life Assurance.

Non-controlling interests in net income of subsidiaries include the preferred shares dividend payments of $5 (nil in 2001 and 2000), non-controlling interests in the Trust of $45 ($7 in 2001 and nil in 2000) and non-controlling interests in M.F.S. and McLean Budden Limited of $33 ($61 in 2001 and $67 in 2000).

On June 25, 2002, the Trust, a controlled trust of Sun Life Assurance Company of Canada, issued $200 of non-voting Sun Life ExchangEable Capital Securities – Series B (SLEECS Series B). Holders of the SLEECS Series B are entitled to receive a semi-annual non-cumulative fixed cash distribution of $35.465 per SLEECS Series B, representing an annual yield of 7.093% of the one thousand dollar initial issue price, payable out of the Trust's net distributable funds. The SLEECS Series B are subject to terms that are similar to those of the prior Sun Life ExchangEable Capital Securities Series A offering as described below. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.

On October 19, 2001, the Trust issued $950 of non-voting Sun Life ExchangEable Capital Securities – Series A (SLEECS). Holders of the SLEECS are entitled to receive a semi-annual non-cumulative fixed cash distribution of $34.325 per SLEECS, representing an annual yield of 6.865% of the one thousand dollars initial issue price, payable out of the Trust's net distributable funds. If Sun Life Assurance Company of Canada has not declared dividends on its Class B Non-cumulative Preferred Shares Series A or on any of its preferred shares listed on a stock exchange, cash distributions will not be made on the SLEECS. Subject to regulatory approval, the Trust may redeem the SLEECS at any time after the fifth anniversary of the date of issuance and, in certain limited circumstances, may also redeem the SLEECS during the first five years. The holders of the SLEECS have the right at any time to surrender each one thousand dollars face amount of SLEECS and to receive from the Trust in exchange 40 Class A Non-cumulative Preferred Shares Series Z of Sun Life Assurance Company of Canada, subject to compliance with the Declaration of Trust. Proceeds of issuing the SLEECS were used to finance in part the acquisition of Keyport and IFMG. Both Sun Life ExchangEable Capital Securities – Series A and B qualify as capital for Canadian regulatory purposes.

Pursuant to the Share Exchange Agreement, Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada agreed that if the Trust fails to pay on any regular distribution date the required cash distributions on the SLEECS in full, Sun Life Assurance Company of Canada will not pay dividends on its public preferred shares. If there are no public preferred shares of Sun Life Assurance Company of Canada outstanding, Sun Life Financial Services of Canada Inc. will not pay dividends on any of its preferred and common shares.

20. Share Capital and Normal Course Issuer Bid

The authorized share capital of Sun Life Financial Services of Canada Inc. consists of the following:

- An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of Sun Life Financial Services of Canada Inc. There are no pre-emptive, redemption, purchase or conversion rights attached to the common shares.
- An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized to fix before issuing the shares, the number, the consideration per share, the designation of and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares.

The changes and the number of shares issued and outstanding are as follows:

	2002		2001	
	Number of shares	Amount	Number of shares	Amount
Common shares (in millions of shares)				
Balance, January 1	432	$ 1,100	422	$ 795
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition (Note 4)	185	6,329	–	–
Shares issued for cash	–	–	11	330
Stock option compensation (Note 3)	–	21	–	–
Stock options exercised (Note 23)	1	27	–	–
Purchase and cancellation of common shares	–	–	(1)	(2)
Commissions and offering costs, net of taxes	–	–	–	(23)
Balance, December 31	618	$ 7,477	432	$ 1,100

On October 4, 2001, Sun Life Financial Services of Canada Inc. issued 11 million common shares at $30 per share for $330. Underwriting commissions and offering costs of issuing the common shares amounted to $23 and were deducted from the share capital of Sun Life Financial Services of Canada Inc. Proceeds of issuing the common shares were used to finance in part the acquisition of Keyport and IFMG.

Commencing in May 2001, pursuant to a one-year normal course issuer bid, the Company purchased and cancelled approximately one million of its common shares at an average price of $32 per share for a total amount of $35.

21. Earnings Per Share

	2002	2001	2000
BASIC EARNINGS PER SHARE			
Shareholders' net income from continuing operations	$ 1,034	$ 882	$ 629
Income (loss) from discontinued operations, net of income taxes	(36)	–	–
Shareholders' net income	$ 998	$ 882	$ 629
Shareholders' net income excluding goodwill amortization	$ 998	$ 901(2)	$ 647(2)
Weighted average number of shares outstanding (in millions)	543	424	421
Basic earnings per share from continuing operations	$ 1.91	$ 2.08	$ 1.49
Basic earnings (loss) per share from discontinued operations	(0.07)	–	–
Basic earnings per share	$ 1.84	$ 2.08	$ 1.49
Basic earnings per share excluding goodwill amortization	$ 1.84	$ 2.13	$ 1.54
DILUTED EARNINGS PER SHARE			
Shareholders' net income from continuing operations	$ 1,034	$ 882	$ 629
Less: Effect of stock options of subsidiaries(1)	3	5	4
Shareholders' net income from continuing operations on a diluted basis	$ 1,031	$ 877	$ 625
Income (loss) from discontinued operations, net of income taxes	(36)	–	–
Shareholders' net income on a diluted basis	$ 995	$ 877	$ 625
Shareholders' net income excluding goodwill amortization on a diluted basis	$ 995	$ 896(2)	$ 643(2)
Weighted average number of shares outstanding on a diluted basis (in millions)(1), (3), (4)	543	424	421
Diluted earnings per share from continuing operations	$ 1.90	$ 2.07	$ 1.48
Diluted earnings (loss) per share from discontinued operations	(0.07)	–	–
Diluted earnings per share	$ 1.83	$ 2.07	$ 1.48
Diluted earnings per share excluding goodwill amortization	$ 1.83	$ 2.11	$ 1.53

(1) The effect of stock options is calculated based on the treasury stock method requirements which assume that any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.

(2) Goodwill amortization of $19 and $18 for the years ended December 31, 2001 and 2000, respectively, was added back to shareholders' net income for the calculation of basic and diluted earnings per share excluding goodwill amortization.

(3) Clarica stock options have been included in the calculations of the diluted earnings per share and diluted earnings per share excluding goodwill amortization for the year ended December 31, 2002, as they are exercisable to acquire common shares of Sun Life Financial Services of Canada Inc.

(4) Options to purchase approximately 10 million shares of Sun Life Financial Services of Canada Inc. at the average exercise price of $31.37 per share were outstanding as at December 31, 2002. However, they were not included in the diluted earnings per share calculations, because their exercise prices were greater than the average market price of the common shares.

22. Minimum Capital Requirements

The Company is subject to the Canadian Minimum Continuing Capital and Surplus Requirements (MCCSR) on its worldwide insurance operations. At December 31, 2002, the Company had a MCCSR ratio of 230% (190% in 2001), which is in excess of the minimum requirement. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $2,246 ($2,163 in 2001). All of these requirements constrain the Company's ability to distribute its retained earnings.

23. Stock-Based Compensation

Sun Life Financial Services of Canada Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options may be exercised at the closing price of the common shares on The Toronto Stock Exchange on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a five-year period under the Executive Stock Option Plan, two years after the grant date under the Special 2001 Stock Option Award Plan and over a two-year period or immediately upon death or attainment of the mandatory age for retirement under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively.

As described in Note 4, all of the Clarica stock options vested immediately prior to the closing date of the acquisition and each unexercised Clarica stock option outstanding on May 29, 2002 became exercisable to acquire common shares of Sun Life Financial Services of Canada Inc. These Clarica stock options are presented with those of Sun Life Financial Services of Canada Inc. in the following tables.

The activities in the stock option plans for the year ended December 31 are as follows:

	2002		2001	
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Balance, January 1	5,545,000	$ 29.87	–	$ –
Granted	4,467,100	$ 33.16	5,710,800	$ 29.86
Granted as consideration for business acquisition (Note 4)	4,502,927	$ 24.78	–	$ –
Exercised	1,196,353	$ 22.58	–	$ –
Forfeited	897,821	$ 30.82	165,800	$ 29.60
Balance, December 31	12,420,853	$ 29.84	5,545,000	$ 29.87
Exercisable, December 31	4,064,678	$ 26.37	2,000	$ 31.00

The stock options outstanding and exercisable as at December 31, 2002, by exercise price, are as follows:

	Options Outstanding			Options Exercisable	
Range of exercise prices	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options	Weighted average exercise price
$19.05 to $25.28	1,739,962	7.72	$ 21.21	1,739,962	$ 21.21
$27.09 to $29.49	4,839,204	8.25	$ 29.34	1,050,979	$ 28.80
$31.00 to $33.53	5,715,787	9.06	$ 32.73	1,242,262	$ 31.27
$36.50 to $38.50	125,900	8.92	$ 36.63	31,475	$ 36.63
	12,420,853	8.55	$ 29.84	4,064,678	$ 26.37

Effective October 1, 2001, the Company began matching employees' contributions to the Sun Life Financial Employee Stock Plan (Plan). Eligible employees in Canada may contribute from 1% to 20% of their base earnings to the Plan. The Company matches 50% of the lower of the employee contributions and 5% of the employee's base earnings to an annual maximum of one thousand five hundred dollars. The Company's contributions vest immediately and are expensed.

24. Operating Expenses

Operating expenses consist of the following:

	2002	2001	2000
Compensation costs	$ 1,684	$ 1,528	$ 1,447
Premises and equipment costs	299	264	268
Restructuring and other related charges (Note 7)	158	–	–
Capital asset depreciation and amortization (Note 12)	76	66	59
Goodwill amortization (Note 12)	–	10	8
Other	605	628	644
Impact of discontinued operations	(43)	–	–
Total operating expenses	$ 2,779	$ 2,496	$ 2,426

25. Income Taxes

In the consolidated statements of operations, the income tax expense for the Company's worldwide operations has the following components:

	2002	2001	2000
CONTINUING OPERATIONS			
Canadian income tax expense (benefit):			
Current	$ 116	$ 23	$ 76
Future	(72)	113	75
Total	44	136	151
Foreign income tax expense (benefit):			
Current	69	236	190
Future	(15)	(66)	45
Total	54	170	235
Income tax expense related to continuing operations	98	306	386
DISCONTINUED OPERATIONS			
Foreign income tax expense (benefit):			
Current	(1)	–	–
Future	11	–	–
Total	10	–	–
Income tax expense related to discontinued operations	10	–	–
Total income taxes	$ 108	$ 306	$ 386

The undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. As repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries were repatriated, additional taxes that would be payable are estimated to be $56 as at December 31, 2002 ($33 and $17 in 2001 and 2000, respectively).

The Company's effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2002		2001		2000	
		%		%		%
Net income from continuing operations	$ 1,033		$ 881		$ 802	
Add: income taxes	98		306		386	
non-controlling interests in net income of subsidiaries	83		68		67	
Net income from continuing operations before income taxes and non-controlling interests in net income of subsidiaries	$ 1,214		$ 1,255		$ 1,255	
Taxes at the combined Canadian federal and provincial statutory income tax rate	$ 456	37.6	$ 520	41.4	$ 542	43.2
Increase (decrease) in rate resulting from:						
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(183)	(15.1)	(193)	(15.4)	(146)	(11.6)
Tax (benefit) cost of unrecognized losses	(103)	(8.5)	(23)	(1.8)	–	–
Tax exempt investment income	(107)	(8.8)	(39)	(3.1)	(52)	(4.1)
Capital taxes	8	0.7	6	0.5	9	0.7
Statutory income tax rate reduction	(2)	(0.2)	6	0.5	27	2.1
Other	29	2.4	29	2.3	6	0.5
Company's effective worldwide income taxes	$ 98	8.1	$ 306	24.4	$ 386	30.8

The Company has accumulated tax losses, primarily in the United Kingdom, totalling $3,282 ($2,069 in 2001). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $643 ($127 in 2001) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company's ability to utilize these losses.

The following is future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2002		2001	
	Assets	Liabilities	Assets	Liabilities
Investments	$ 254	$ 621	$ 115	$ (19)
Actuarial liabilities	(155)	(178)	364	290
Deferred acquisition costs	300	24	324	144
Losses available for carry forward	862	(165)	66	(560)
Other	153	54	117	(14)
	1,414	356	986	(159)
Valuation allowance	(382)	26	(18)	488
Total	$ 1,032	$ 382	$ 968	$ 329

Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects for continuing operations in the consolidated statements of operations are as follows:

	2002	2001	2000
Investments	$ (128)	$ 273	$ (186)
Actuarial liabilities	454	(188)	146
Deferred acquisition costs	(128)	(166)	(2)
Losses (incurred) utilized	(268)	158	75
Other	(17)	(30)	87
Future income tax expense (benefit) related to continuing operations	$ (87)	$ 47	$ 120

26. Commitments and Contingencies

LEASE COMMITMENTS

The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases are $123 for 2003, $119 for 2004, $108 for 2005, $93 for 2006, $82 for 2007 and $153 thereafter.

CONTRACTUAL COMMITMENTS

In the normal course of business, various contractual commitments are outstanding which are not reflected in the consolidated financial statements. At December 31, 2002, there were outstanding contractual commitments of $927, of which $569 expires in 30 days, $331 expires in 31 to 365 days and $27 expires in 2004 or later. The majority of these commitments are to extend credit under commercial and residential mortgage loans.

LETTERS OF CREDIT

The Company issues letters of credit in the normal course of business. At December 31, 2002, letters of credit in the amount of $547 have been issued.

REINSURANCE MATTERS

Certain of the arrangements in the reinsurance business remaining with the Company are subject to litigation or arbitration. The liabilities of the Company under these arrangements are subject to measurement uncertainty, but they are not expected to have a material adverse effect on the consolidated financial position of the Company.

UNICOVER

The Company has been engaged in an arbitration proceeding in the United States with Cragwood Managers, LLC (formerly Unicover Managers, Inc.) and the members of the Unicover reinsurance pool in respect of certain contracts of reinsurance of accident and health insurance components of workers' compensation insurance policies written by U.S. insurers. The arbitration hearing concluded in early August 2002. A final award was delivered by the Arbitration Panel in October 2002 and clarified on January 28, 2003. The Arbitration Panel's decision is confidential.

The Company is also engaged in arbitration proceedings in the United States and in England with certain of the companies that have contracts to provide reinsurance to the Company. Those contracts would provide coverage for Unicover-related claims (as well as certain non-Unicover claims). Those companies are disputing their obligation to provide coverage to the Company under their respective contracts of reinsurance. Other reinsurers of the Company may institute similar proceedings.

The Company established provisions of $150 after taxes during 1999 in connection with the Unicover business. Since establishing the provision, the Company has achieved certain settlements in connection with the Unicover related claims. The remaining provision is consistent with the Company's assessment of its liabilities following the decision of the Arbitration Panel.

INDEMNITIES

In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as engagement letters with advisors and consultants, outsourcing agreements, underwriting and agency agreements, information technology agreements, distribution agreements and service agreements. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. The foregoing agreements generally do not contain any limits on the Company's liability and therefore, it is not possible to estimate the Company's potential liability under these indemnities.

The Company has entered into agreements relating to the acquisition or disposition of businesses and the establishment of business joint ventures, each of which contains indemnities in favour of third parties that are customary to such commercial transactions. It is not possible to estimate the Company's potential liability for these indemnities due to the nature of these indemnities.

In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Company also maintains insurance policies that may provide coverage against certain of these claims.

LEGAL PROCEEDINGS

The Company is engaged in litigation arising in the ordinary course of business. None of this litigation is expected to have a material adverse effect on the consolidated financial position of the Company.

27. Employee Future Benefits

PENSION PLANS

The Company sponsors non-contributory defined benefit pension plans for eligible employees, primarily in Canada, the United States, the United Kingdom and the Philippines. The defined benefit pension plans offer benefits based on length of service and final average earnings. The specific features of these plans vary in accordance with the countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various formal pension plans.

The following tables set forth the status of these pension plans.

	2002	2001
Change in benefit obligation:		
Benefit obligation, January 1	$ 1,436	$ 1,317
Balance of benefit obligation of Clarica at date of acquisition	436	–
Service cost	80	54
Interest cost	106	85
Actuarial losses (gains)	(63)	25
Benefits paid	(81)	(58)
Curtailments, settlements and plan amendments	10	(22)
Effect of changes in currency exchange rates	57	35
Benefit obligation, December 31	$ 1,981	$ 1,436
Change in plan assets:		
Fair value of plan assets, January 1	$ 1,710	$ 1,715
Balance of plan assets of Clarica at date of acquisition	446	–
Net actual return on plan assets	(85)	–
Employer contributions	11	15
Benefits paid	(81)	(58)
Effect of changes in currency exchange rates	43	38
Fair value of plan assets, December 31	$ 2,044	$ 1,710
Net funded status, December 31	$ 63	$ 274
Unamortized net actuarial loss (gain)	357	175
Unamortized past service cost	14	12
Unamortized transition obligation (asset)	(184)	(203)
Prepaid benefit asset, December 31	$ 250	$ 258
Plans with projected benefit obligations in excess of plan assets:		
Projected benefit obligations	$ 1,410	$ 654
Plan assets	$ 1,196	$ 561
Weighted average assumptions as at December 31:		
Discount rate	6.4%	6.4%
Expected long-term rate of return on plan assets	7.5%	7.8%
Rate of compensation increase	3.9%	4.1%

	2002	2001	2000
Components of net periodic benefit cost:			
Service cost, curtailments and settlements	$ 91	$ 42	$ 38
Interest cost	106	85	80
Expected return on plan assets	(152)	(134)	(125)
Amortization of actuarial losses (gains)	3	(2)	(2)
Amortization of transition obligation (asset)	(21)	(21)	(22)
Amortization of past service cost and other	–	(9)	–
Net periodic benefit cost (income)	$ 27	$ (39)	$ (31)

The assumed discount rates, the expected long-term rates of return on plan assets and the rates of increase in future compensation used in determining the actuarial present value of the projected benefit obligations vary according to the economic conditions of the countries in which the pension plans are situated.

The assets supporting the defined benefit plans and the other supplementary pension arrangements are trusteed or held in the segregated funds of the Company.

The Company has also established defined contribution pension plans for eligible qualifying employees and agents. Generally the contribution is a set percentage of an individual's annual income. The total contribution made by the Company to such plans was $42 in 2002, $38 in 2001 and $35 in 2000.

OTHER POST-RETIREMENT BENEFITS

In addition to the Company's pension plans, the Company provides certain post-retirement medical, dental and life insurance benefits to eligible employees and agents, and to their dependents upon meeting certain requirements. A significant portion of the Company's employees may become eligible for these benefits upon retirement. These post-retirement benefits are not funded.

The following tables set forth the status of the post-retirement benefit plans.

	2002	2001
Change in benefit obligation:		
Benefit obligation, January 1	$ 186	$ 152
Balance of benefit obligation of Clarica at date of acquisition	102	–
Service cost	8	4
Interest cost	15	11
Actuarial losses (gains)	(21)	22
Benefits paid	(8)	(6)
Curtailments, settlements and plan amendments	(12)	–
Effect of changes in currency exchange rates	(1)	3
Benefit obligation, December 31	$ 269	$ 186
Change in plan assets:		
Fair value of plan assets, January 1	$ –	$ –
Balance of plan assets of Clarica at date of acquisition	–	–
Employer contributions	8	6
Benefits paid	(8)	(6)
Fair value of plan assets, December 31	$ –	$ –
Net funded status, December 31	$ (269)	$ (186)
Unamortized net actuarial loss (gain)	20	41
Unamortized past service cost	(5)	–
Unamortized transition obligation (asset)	(13)	(15)
Accrued benefit liability, December 31	$ (267)	$ (160)
Weighted average assumption as at December 31:		
Discount rate	6.7%	6.8%

	2002	2001	2000
Components of net periodic benefit cost:			
Service cost, curtailments and settlements	$ 1	$ 4	$ 3
Interest cost	15	11	10
Amortization of actuarial losses (gains)	1	1	–
Amortization of transition obligation (asset)	(2)	(1)	(1)
Net periodic benefit cost	$ 15	$ 15	$ 12

The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2002 was 8%, decreasing by 0.5% each year until 2006, after which it remains at 6%. In the United States in 2002, the assumed rate was 12%, decreasing to 11% in 2003 and then evenly to 5.5% by 2013, and remaining at that level thereafter. The assumed dental cost trend rate was 5.5% in Canada and in the United States.

If the health care cost trend rate assumptions were increased by 1%, the accumulated post-retirement benefit obligations would be increased by $21 as at December 31, 2002. This rate increase would increase the 2002 aggregate service and interest costs by $5. A decrease of 1% in the trend rate assumptions would result in respective decreases of about the same amounts.

28. Summary of Material Differences Between Accounting Principles Generally Accepted in Canada and in the United States

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP), including the accounting requirements of the OSFI. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over the life of an insurance contract. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.

A) RECONCILIATION OF SELECTED CDN. GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP:

i) Consolidated statements of operations:

	2002		2001		2000	
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
REVENUE						
Premiums	$ 14,875	$ 6,531	$ 9,437	$ 4,860	$ 9,389	$ 4,963
Net investment income	5,131	4,478	4,162	3,274	3,839	3,231
Net realized gains (losses)	–	(44)	–	379	–	449
Fee income	3,095	3,258	3,216	3,206	3,318	3,218
	23,101	14,223	16,815	11,719	16,546	11,861
POLICY BENEFITS AND EXPENSES						
Payments to policyholders, beneficiaries and depositors	13,017	7,966	9,486	5,581	9,291	5,603
Increase in actuarial liabilities	3,822	1,377	1,697	1,000	1,611	721
Acquisition expense amortization	316	950	305	698	265	803
Other expenses	4,732	3,654	4,072	3,285	4,124	3,059
	21,887	13,947	15,560	10,564	15,291	10,186
Operating income before income taxes and non-controlling interests	1,214	276	1,255	1,155	1,255	1,675
Income taxes expense (benefit)	98	(250)	306	291	386	457
Non-controlling interests in net income of subsidiaries	83	83	68	68	67	67
Net operating income before discontinued operations and extraordinary item	1,033	443	881	796	802	1,151
Discontinued operations:						
Gain (loss) on sale of Clarica U.S.	(48)	(58)	–	–	–	–
Net operating income of Clarica U.S.	12	22	–	–	–	–
	(36)	(36)	–	–	–	–
Income before extraordinary item	997	407	881	796	802	1,151
Extraordinary item	–	(30)	–	–	–	(45)
Total net income	997	377	881	796	802	1,106
Less:						
Net income from mutual operations (prior to demutualization)	–	–	–	–	179	222
Participating policyholders' net income (loss) (after demutualization)	(1)	–	(1)	–	(6)	–
Shareholders' net income (after demutualization)	$ 998	$ 377	$ 882	$ 796	$ 629	$ 884
Basic earnings per share from continuing operations	$ 1.91	$ 0.82	$ 2.08	$ 1.88	$ 1.49(1)	$ 2.21(1)
Basic earnings per share	$ 1.84	$ 0.69	$ 2.08	$ 1.88	$ 1.49(1)	$ 2.10(1)
Diluted earnings per share from continuing operations	$ 1.90	$ 0.82	$ 2.07	$ 1.87	$ 1.48(1)	$ 2.20(1)
Diluted earnings per share	$ 1.83	$ 0.69	$ 2.07	$ 1.87	$ 1.48(1)	$ 2.09(1)

(1) Basic and diluted earnings per share from continuing operations and basic and diluted earnings per share cover the period from March 22 to December 31, 2000.

ii) Comprehensive income:

U.S. GAAP includes the concept of comprehensive income. Comprehensive income is a measure of changes in the equity of the Company during the year. It includes both net income and other comprehensive income. Other comprehensive income for the year includes such items as the movement in the foreign currency translation account and the unrealized gains and losses on available for sale securities. Other comprehensive income also includes the changes to deferred acquisition costs and other liabilities, as well as the income tax impact arising from the unrealized gains and losses on available for sale securities.

	2002	2001	2000
Other comprehensive income:			
Foreign currency translation account movement for the year	$ 127	$ 331	$ 6
Unrealized gains and losses movement for the year			
Unrealized gains and (losses) on available for sale bonds	2,644	(66)	561
Unrealized gains and (losses) on available for sale stocks and segregated fund units	(364)	(202)	546
Less: reclassification adjustment for gains (losses) included in net income	(54)	115	(698)
	2,226	(153)	409
Changes to deferred acquisition costs and other liabilities	(709)	(22)	(365)
Other	57	(9)	(24)
Additional minimum pension liability	(50)	–	–
Income taxes	(493)	22	(103)
	1,031	(162)	(83)
Total other comprehensive income (loss)	1,158	169	(77)
Total net income based on U.S. GAAP	377	796	1,106
Comprehensive income	1,535	965	1,029
Less:			
Comprehensive income from mutual operations (prior to demutualization)	–	–	168
Shareholders' comprehensive income (after demutualization)	$ 1,535	$ 965	$ 861

iii) Consolidated balance sheets:

	2002		2001	
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
ASSETS				
Bonds	$ 73,423		$ 48,077	
Bonds – available for sale		$ 71,008		$ 45,853
Bonds – trading		4,518		3,446
Mortgages and corporate loans	15,799	17,809	8,622	8,615
Stocks	4,221		4,882	
Stocks – available for sale		1,693		2,208
Stocks – trading		1,411		2,162
Real estate	3,223	2,362	2,316	1,925
Policy loans	3,390	3,390	2,408	2,408
Cash and cash equivalents	4,156	4,156	2,583	4,452
Short-term securities[(1)]	2,996	2,996	2,226	2,226
Other invested assets	3,336	3,260	2,150	1,678
Total invested assets	110,544	112,603	73,264	74,973
Deferred acquisition costs	849	6,234	1,162	6,380
Future income taxes[(2)]	1,032	400	968	496
Goodwill	5,899	4,878	2,080	1,322
Other assets	5,114	9,592	2,854	4,485
Segregated funds assets[(3)]		53,152		49,021
Total consolidated assets	$123,438	$186,859	$ 80,328	$136,677
Segregated funds net assets[(3)]	$ 52,755		$ 48,544	
LIABILITIES AND EQUITY				
Actuarial liabilities	$ 87,165	$ 49,634	$ 57,858	$ 31,589
Contract holder deposits		46,666		32,909
Other policy liabilities	2,697	2,718	1,669	1,374
Amounts on deposit	3,262	3,242	1,898	1,869
Future income taxes[(2)]	382	1,279	329	1,046
Deferred net realized gains	3,456		3,744	
Other liabilities	7,289	8,903	4,332	6,788
Total consolidated liabilities	104,251	112,442	69,830	75,575
Subordinated debt	1,974	1,974	776	776
Cumulative capital securities of a subsidiary	948	988	954	996
Non-controlling interests in subsidiaries	1,356	1,356	1,043	1,043
Segregated funds liabilities[(3)]		52,753		48,567
Equity	14,909	17,346	7,725	9,720
Total consolidated liabilities and equity	$123,438	$186,859	$ 80,328	$136,677
Segregated funds contract liabilities[(3)]	$ 52,755		$ 48,544	

(1) U.S. GAAP terminology is short-term investments.
(2) U.S. GAAP terminology is deferred income tax.
(3) U.S. GAAP terminology is separate accounts.

iv) Consolidated statements of equity:

	2002		2001	
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Post-demutualization participating policyholders' capital account:				
Balance, January 1	$ 77	$ –	$ 78	$ –
Balance of participating policyholders' account of Clarica at date of acquisition	(3)	–	–	–
Net income (loss) as a stock company for participating policyholders	(1)	–	(1)	–
Balance, December 31	73	–	77	–
Shareholders' equity:				
Paid in capital				
Balance, January 1	1,100	7,352	795	6,996
Common shares issued, net of issuance costs and fair value of stock options granted as consideration for business acquisition[1]	6,329	6,329	–	–
New common shares issued for cash[1]	–	–	330	330
Stock options exercised[1]	27	27	–	–
Commissions and offering costs, net of taxes[1]	–	–	(23)	(23)
Purchase and cancellation of common shares[1]	–	–	(2)	(18)
Subsidiary equity transaction and stock option compensation	21	32	–	67
Balance, December 31	7,477	13,740	1,100	7,352
Retained earnings				
Balance, January 1	5,917	1,408	5,272	833
Net income as a stock company attributed to shareholders	998	377	882	796
Balance of participating policyholders' account of Clarica at date of acquisition	–	(3)	–	–
Dividends on common shares	(294)	(294)	(204)	(204)
Purchase and cancellation of common shares	–	–	(33)	(17)
Balance, December 31	6,621	1,488	5,917	1,408
Currency translation account				
Balance, January 1	631	728	372	397
Changes for the period	107	127	259	331
Balance, December 31	738	855	631	728
Unrealized gains and losses				
Balance, January 1	–	232	–	394
Changes for the period	–	1,031	–	(162)
Balance, December 31	–	1,263	–	232
Total equity	$ 14,909	$ 17,346	$ 7,725	$ 9,720

[1] Shown as share capital under Cdn. GAAP.

v) Effect of material differences between Cdn. GAAP and U.S. GAAP net income:

For the material differences between Cdn. GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2002	2001	2000
Total net income in accordance with Cdn. GAAP	$ 997	$ 881	$ 802
Adjustments related to:			
Investments			
Bonds	224	33	(4)
Stocks and segregated fund units	(691)	(553)	(226)
Derivative instruments	(22)	18	22
Real estate	(24)	(9)	60
Total investments	(513)	(511)	(148)
Deferred acquisition costs			
Deferred acquisition costs – deferred	881	585	644
Deferred acquisition costs – amortization and interest	(634)	(393)	(538)
Total deferred acquisition costs	247	192	106
Actuarial liabilities and other policyholder revenues and expenses			
Premium and fees revenue	(7,863)	(4,228)	(4,155)
Payments to policyholders, beneficiaries and depositors	5,051	3,905	3,688
Actuarial liabilities	2,445	697	890
Total actuarial liabilities and other policyholder revenues and expenses	(367)	374	423
Other	(305)	(155)	39
Income tax effect of above adjustments	348	15	(71)
Extraordinary items	(30)	–	(45)
Total net income in accordance with U.S. GAAP	$ 377	$ 796	$ 1,106

B) THE FOLLOWING DESCRIBES THE MATERIAL ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY:

For a complete description of Cdn. GAAP accounting and actuarial policies, please refer to Notes 1 and 2, respectively.

i) Bonds: Under Cdn. GAAP, bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity. Under U.S. GAAP, bonds are carried at market value. The bonds are classified as available for sale or trading and unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Realized gains and losses are included in net income when realized. Under U.S. GAAP, certain bonds were reclassified to mortgages and corporate loans, as they do not meet the definition of a security.

For purposes of U.S. GAAP, at December 31, 2002 and 2001, the Company has classified as available for sale bonds with an amortized cost of $67,300 and $44,785, respectively, and fair value of $71,008 and $45,853, respectively. Gross realized gains and gross realized losses on available for sale bonds of $475 and $530, respectively, in 2002, $225 and $17, respectively, in 2001 and $143 and $220, respectively, in 2000 are included in U.S. GAAP net realized gains. For bonds classified as trading, the change in net unrealized gains and (losses) for the years ended December 31, 2002, 2001 and 2000 of $82, $(7) and $115, respectively, are included in U.S. GAAP net investment income.

ii) Stocks: Under Cdn. GAAP, stocks are originally recorded at cost. The carrying value is adjusted annually by 15% of the difference between market value and previously adjusted carrying value. Realized gains and losses are deferred and amortized into income at the rate of 15% per year. Under U.S. GAAP, stocks are carried at market value. The stocks are classified as available for sale or trading and unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Realized gains and losses are included in net income when realized.

For purposes of U.S. GAAP, at December 31, 2002 and 2001, the Company has classified as available for sale investments in stocks with a cost of $1,862 and $2,045, respectively, and fair value of $1,693 and $2,208, respectively. Gross realized gains and gross realized losses on available for sale stocks of $268 and $416, respectively, in 2002, $226 and $181, respectively, in 2001, and $474 and $114, respectively, in 2000 are included in U.S. GAAP net realized gains. For stocks classified as trading, the change in net unrealized gains and (losses) for the years ended December 31, 2002, 2001 and 2000 of $(525), $(359) and $(235), respectively, are included in U.S. GAAP net investment income.

iii) Real estate: Under Cdn. GAAP, real estate held for investment is originally recorded at cost. The carrying value is adjusted annually by 10% of the difference between market value and previously adjusted carrying value. Realized gains and losses on sales are deferred and recognized into income at the rate of 10% per year. Under U.S. GAAP, real estate held for investment is carried at depreciated cost. Realized gains and losses on sales are reflected in income when realized.

Accumulated depreciation on real estate was $362 and $386 at December 31, 2002 and 2001, respectively. Depreciation expense was $61 in 2002, $39 in 2001 and $9 in 2000.

iv) Derivatives: Under Cdn. GAAP, most of the Company's derivatives are eligible for hedge accounting. Realized gains and losses of the derivatives are treated in a manner consistent with realized gains and losses of the underlying hedged assets or liabilities. The reporting basis does not affect the economic viability of any hedges. Under U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) on January 1, 2001. The cumulative effect of adopting SFAS 133 did not have a material impact on the Company's consolidated results of operations, financial position or cash flows. At the initial adoption of SFAS 133, the Company recorded total cumulative gains of $8 in income to recognize the fair value of all derivatives that were fair value hedges prior to the adoption of the standard. The Company also recorded cumulative losses of $9 in income to recognize the difference between the carrying and fair values of the related hedged assets and liabilities. Additionally, the Company recorded a cumulative loss of $2, net of taxes, in accumulated other comprehensive income (OCI) to recognize the fair value of the derivatives that were cash flow hedges prior to the adoption of SFAS 133.

When the Company enters into a derivative contract, management decides if the derivative is designated as a hedge of the identified exposure under SFAS 133. With the exception noted below, hedge accounting is not pursued under SFAS 133 for most derivative instruments and the derivative is recorded at fair value with changes in its fair value reported in income. As at December 31, 2002, the Company designated certain interest rate swaps as cash flow hedges of the interest rate risk related to a floating-rate loan. For the cash flow hedges, the effective portion of the changes in the fair value of the derivatives was recorded in OCI and the ineffective portion was recognized in income. For the period ended December 31, 2002, the change in the fair value of the cash flow hedges was $4 after taxes ($6 in 2001) and there was no ineffectiveness from the hedges. The Company expects to reclassify $4 ($1 in 2001) of the cumulative effect of SFAS 133 from OCI to income during the next 12 months.

If an option of a non-derivative contract has economic characteristics that are different from that of the non-derivative contract and the option meets the definition of a derivative instrument under SFAS 133, the option is known as an embedded derivative. A few embedded derivatives were identified in the investments and insurance products. These embedded derivatives were separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income.

v) Deferred acquisition costs: Under Cdn. GAAP, costs of acquiring new insurance and annuity business, primarily commissions, underwriting, issue expenses and agency expenses, are implicitly recognized in actuarial liabilities for most of the policies. U.S. GAAP requires the explicit deferral of acquisition costs. Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, as well as participating policies in the United Kingdom, amortization is based on a constant percentage of premium. In cases where amortization is based on gross profit or margin, and available for sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Deferred acquisition costs under U.S. GAAP amount to $6,234 at December 31, 2002 ($6,380 at December 31, 2001). Amortization charged to income was $950 in 2002, $698 in 2001 and $803 in 2000.

vi) Future income tax asset and liability[1]: Under both Cdn. and U.S. GAAP, the Company provides for future income taxes on temporary differences between book and tax assets and liabilities.

Differences between Cdn. GAAP and U.S. GAAP arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes. Differences are as follows:

	2002			
	Future income tax asset[1]		Future income tax liability[1]	
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Investments	$ 254	$ (280)	$ 621	$ 1,509
Actuarial liabilities	(155)	939	(178)	(1,710)
Deferred acquisition costs	300	(332)	24	926
Losses available for carry forward	862	13	(165)	(993)
Other	153	74	54	1,095
Future tax asset/liability before valuation allowance	1,414	414	356	827
Valuation allowance	(382)	(14)	26	452
Total	$ 1,032	$ 400	$ 382	$ 1,279

[1] U.S. GAAP terminology is deferred income tax.

	2001			
	Future income tax asset		Future income tax liability	
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Investments	$ 115	$ 35	$ (19)	$ 706
Actuarial liabilities	364	800	290	(895)
Deferred acquisition costs	324	(275)	144	1,190
Losses available for carry forward	66	8	(560)	(617)
Other	117	(57)	(14)	311
Future tax asset/liability before valuation allowance	986	511	(159)	695
Valuation allowance	(18)	(15)	488	351
Total	$ 968	$ 496	$ 329	$ 1,046

vii) Actuarial liabilities and contract holder deposits: Under Cdn. GAAP, actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor. Under U.S. GAAP, actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.

viii) Deferred net realized gains: Cdn. GAAP defers and amortizes realized gains and losses on sales of invested assets. Under U.S. GAAP, realized gains and losses are recognized in income immediately.

ix) Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits: Under Cdn. GAAP, premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income. Interest accrued on contracts is shown as an increase in actuarial liabilities. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities. Under U.S. GAAP, amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders' account balances for mortality, policy administration and surrender charges, and are included in fee income when earned. Interest accrued on contracts is included in interest on claims and deposits. Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet. Other payments in excess of the account value, such as death claims, are reflected as an expense.

x) Segregated funds[1]: Under Cdn. GAAP, assets and liabilities of segregated funds are shown separately from general assets and liabilities of the Company. U.S. GAAP requires these separate accounts to be included within the financial statements of the Company. Under Cdn. GAAP, the Company's investment in segregated funds is included in other invested assets. Under U.S. GAAP, any excess of the separate account assets over separate account liabilities represents the Company's investment in segregated funds.

[1] U.S. GAAP terminology is separate accounts.

xi) Redemption of subordinated debts: On December 19, 2001, the Company notified the holders of the 8.49% capital debentures of its intention to redeem the $300 debenture before the maturity date of July 28, 2005. Under Cdn. GAAP, the redemption premiums of $30, net of taxes of $7, were recorded in 2001. Under U.S. GAAP, the redemption premiums were not recorded as an extraordinary item until the capital debentures were repaid in 2002.

xii) Minimum pension liabilities: Under U.S. GAAP, recognition of the additional minimum pension liability is required if the unfunded accumulated benefit obligation exists and the prepaid benefit asset has been recorded, the accrued benefit liability is less than the unfunded accumulated benefit obligation, or no prepaid benefit asset or accrued benefit liability has been recognized. If an additional minimum liability is required to be recorded and it exceeds unamortized past service cost, the excess is reported as additional minimum pension liability in other comprehensive income. Under Cdn. GAAP, there is no requirement to record the additional minimum pension liability.

xiii) Earnings per share:

	2002		2001		2000	
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Basic earnings per share						
Shareholders' net income before discontinued operations and extraordinary item	$ 1,034	$ 443	$ 882	$ 796	$ 629	$ 929
Income (loss) from discontinued operations, net of income taxes	(36)	(36)	–	–	–	–
Extraordinary item, net of taxes	–	(30)	–	–	–	(45)
Shareholders' net income	$ 998	$ 377	$ 882	$ 796	$ 629	$ 884
Shareholders' net income excluding goodwill amortization	$ 998	$ 377	$ 901[1]	$ 815[1]	$ 647[1]	$ 902[1]
Weighted average number of shares outstanding (in millions)	543	543	424	424	421	421
Basic earnings per share before discontinued operations and extraordinary item	$ 1.91	$ 0.82	$ 2.08	$ 1.88	$ 1.49	$ 2.21
Basic earnings (loss) per share from discontinued operations	(0.07)	(0.07)	–	–	–	–
Extraordinary item per share	–	(0.06)	–	–	–	(0.11)
Basic earnings per share	$ 1.84	$ 0.69	$ 2.08	$ 1.88	$ 1.49	$ 2.10
Basic earnings per share excluding goodwill amortization	$ 1.84	$ 0.69	$ 2.13	$ 1.92	$ 1.54	$ 2.14
Diluted earnings per share						
Shareholders' net income before discontinued operations and extraordinary item	$ 1,034	$ 443	$ 882	$ 796	$ 629	$ 929
Less: Effect of stock options of subsidiaries	3	3	5	5	4	4
Shareholders' net income before discontinued operations and extraordinary item on a diluted basis	$ 1,031	$ 440	$ 877	$ 791	$ 625	$ 925
Income (loss) from discontinued operations, net of income taxes	(36)	(36)	–	–	–	–
Extraordinary item, net of taxes	–	(30)	–	–	–	(45)
Shareholders' net income on a diluted basis	$ 995	$ 374	$ 877	$ 791	$ 625	$ 880
Shareholders' net income excluding goodwill amortization on a diluted basis	$ 995	$ 374	$ 896[1]	$ 810[1]	$ 643[1]	$ 898[1]
Weighted average number of shares outstanding on a diluted basis (in millions)	543	543	424	424	421	421
Diluted earnings per share before discontinued operations and extraordinary item	$ 1.90	$ 0.82	$ 2.07	$ 1.87	$ 1.48	$ 2.20
Diluted earnings (loss) per share from discontinued operations	(0.07)	(0.07)	–	–	–	–
Extraordinary item per share	–	(0.06)	–	–	–	(0.11)
Diluted earnings per share	$ 1.83	$ 0.69	$ 2.07	$ 1.87	$ 1.48	$ 2.09
Diluted earnings per share excluding goodwill amortization	$ 1.83	$ 0.69	$ 2.11	$ 1.91	$ 1.53	$ 2.13

[1] Goodwill amortization of $19 and $18 for 2001 and 2000, respectively, was added back to shareholders' net income for the calculation of basic and diluted earnings per share excluding goodwill amortization.

xiv) Acquisitions of Clarica, Keyport and IFMG: The Company acquired all of the outstanding common shares of Clarica that were not beneficially owned by the Company effective May 29, 2002 and acquired 100% of the outstanding common shares of Keyport and IFMG effective October 31, 2001 as described in Note 4. The following amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP are different due to the different accounting policies used for the two standards.

	Clarica		Keyport/IFMG	
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP
Invested assets acquired	$ 31,693	$ 31,697	$ 22,479	$ 24,168
Other assets acquired[(1)]	2,672	5,374	1,436	1,104
Segregated funds assets acquired	–	11,204	–	3,944
	34,365	48,275	23,915	29,216
Actuarial liabilities and other policy liabilities acquired	24,787	16,801	22,656	–
Amounts on deposit acquired	1,277	1,235	–	–
Contract holder deposits acquired	–	10,235	–	21,518
Other liabilities acquired	5,093	5,387	493	2,223
Segregated funds liabilities acquired	–	11,193	–	3,902
	31,157	44,851	23,149	27,643
Net balance sheet assets acquired	$ 3,208	$ 3,424	$ 766	$ 1,573
Considerations given:				
Common shares issued or exchanged	$ 6,284	$ 6,284	–	–
Carrying value of investments in acquiree's shares	540	540	–	–
Fair value of outstanding Clarica stock options	48	48	–	–
Transaction and other related costs	57	57	–	–
Cash cost of acquisition	–	–	2,744	2,744
	$ 6,929	$ 6,929	$ 2,744	$ 2,744
Goodwill on acquisition	$ 3,721	$ 3,505	$ 1,978	$ 1,171

(1) Other assets acquired included value of business acquired of $2,368 under U.S. GAAP.

In 2002, adjustments were made to the purchase price allocations of Keyport and IFMG. This resulted in an increase in other assets, contract holder deposits and other liabilities of $75, $21 and $14, respectively, and a decrease in other invested assets and goodwill of $20 and $20, respectively, under U.S. GAAP.

xv) Stock-based compensation: The intrinsic value method of accounting was used to account for stock options that were granted in 2001 under Cdn. and U.S. GAAP. In 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002 on a prospective basis. Had the fair value method been used for the options granted in 2001, the net income for the year ended December 31, 2002 would have been reduced by $15 ($17 in 2001), and both basic and diluted earnings per share reduced by $0.03 ($0.04 in 2001) per share. The weighted average fair value of options at the grant date for the year ended December 31, 2002 was estimated to be $10.62 ($9.66 in 2001) per share using the Black-Scholes option pricing model. This pricing model assumes the following weighted average information: risk-free interest rate of 5.4% (4.2% to 5.4% in 2001), an expected life of seven years (seven years in 2001), an expected common stock volatility of 25% (26% in 2001) and an expected dividend yield of 1.7% (1.5% in 2001).

On March 30, 2001, the Company granted stock options under the Executive Stock Option Plan, prior to the shareholders' approval of the plan at the Annual and Special Meeting on April 25, 2001. Under Cdn. GAAP, no compensation expense is recognized for these options on the grant date, since the exercise price is set at the closing price of the common shares on the trading day preceding the grant date. Under U.S. GAAP, the options were accounted for as if they were granted on April 25, 2001. The intrinsic value of the options, being the difference between the April 25, 2001 closing price and the exercise price of the common shares, is allocated over a four-year vesting period as compensation expense.

xvi) Shares purchased and cancelled under the Normal Course Issuer Bid Program: The paid in capital equity account and retained earnings were reduced by different amounts under Cdn. and U.S. GAAP for the purchase and cancellation of common shares, as the average cost per share under both accounting standards are not the same.

xvii) Impact of the terrorist attacks on September 11, 2001: The terrorist attacks on September 11, 2001 in the United States resulted in significant financial losses and human casualties. However, the direct financial impact to the Company of these attacks, which is primarily due to death claims, was not material.

For the year ended December 31, 2002, the Company did not incur any losses ($4 in 2001) related to these claims. The losses reported for 2002 and 2001 do not include the impact on revenue from the wealth management business due to the decline in asset market values and any indirect investment losses.

xviii) Demutualization: For 2000, demutualization and public offering costs under Cdn. GAAP are a capital transaction reducing surplus. Under U.S. GAAP, demutualization and secondary offering costs are an extraordinary expense.

C) STATEMENTS OF CASH FLOWS:

Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2002	2001	2000
Deposits and withdrawals reclassified to financing activities:			
Deposits to policyholders' accounts	$ 13,327	$ 4,276	$ 4,100
Withdrawals from policyholders' accounts	$ 6,680	$ 4,724	$ 4,279

D) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY:

FASB issued Statement of Financial Accounting Standard No. 143 "Accounting for Asset Retirement Obligations" (SFAS 143). The Company will adopt SFAS 143 on January 1, 2003. SFAS 143 requires companies to record the fair value of an asset retirement obligation in the period in which it is incurred and increase the carrying amount of the related long-lived asset. Interest expense on the asset retirement obligation is accrued each period and the capitalized cost is depreciated over the useful life of the related asset. If the obligation is not settled for its recorded amount, a gain or loss on settlement will be realized. The impact of this change is not expected to be material to the consolidated financial statements.

FASB issued Statement of Financial Accounting Standard No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). The Company will adopt SFAS 145 on January 1, 2003. SFAS 145 amends various existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. The Company does not expect this standard to have a material effect on the consolidated financial statements.

FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146). The Company will adopt SFAS 146 on January 1, 2003. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, except those incurred in connection with a purchase business combination. The standard requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at its fair value in the period of which the liability is incurred. The provisions of this standard are effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 will impact the Company's consolidated financial statements if and when future restructuring activities occur.

FASB issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others" (FIN 45). The Company will adopt the provisions of FIN 45 related to the recognition of guarantees as liabilities on January 1, 2003. FIN 45 requires companies to recognize liabilities of certain guarantees at fair values. The Company does not expect this interpretation to have a material impact on its consolidated financial statements.

FASB issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" on January 17, 2003. The Interpretation clarifies the application of Accounting Research Bulletin No. 51 – Consolidated Financial Statements to those entities (defined as "Variable Interest Entities" and more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is involved with various special purpose entities in connection with its structured finance and securitization activities and holds interests in certain Collateralized Debt Obligations (CDO) for which it manages the underlying collateral securities for a fee. Under this interpretation, the Company may be required to consolidate the CDO and certain other special purpose entities. The Company is in the process of determining the impact of this interpretation on the consolidated financial statements.

29. Comparative Figures

Certain comparative figures have been restated to conform with the presentation adopted in 2002.

Appointed Actuary's Report

THE SHAREHOLDERS AND DIRECTORS
OF SUN LIFE FINANCIAL SERVICES OF CANADA INC.

I have valued the policy liabilities of Sun Life Financial Services of Canada Inc. for its consolidated balance sheets at December 31, 2002 and 2001 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholders' obligations and the consolidated financial statements fairly present the results of the valuation.

Robert W. Wilson
Fellow, Canadian Institute of Actuaries

Toronto, Canada
February 12, 2003

Auditors' Report

THE SHAREHOLDERS
OF SUN LIFE FINANCIAL SERVICES OF CANADA INC.

We have audited the consolidated balance sheets of Sun Life Financial Services of Canada Inc. and the separate consolidated statements of segregated funds net assets as at December 31, 2002 and 2001, and the consolidated statements of operations, equity, cash flows and changes in segregated funds net assets for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its segregated funds as at December 31, 2002 and 2001 and the results of the Company's operations, its cash flows and the changes in its segregated funds net assets for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles including the accounting requirements of the Superintendent of Financial Institutions Canada.

Deloitte & Touche LLP
Chartered Accountants

Toronto, Canada
February 12, 2003

Six-Year Summary by Segment

(in millions of Canadian dollars)	2002	2001	2000	1999	1998	1997
Total Assets Under Management (As at December 31)						
SLF Canada	89,149	52,505	50,532	49,352	43,477	38,397
SLF United States	83,301	78,517	47,300	40,930	39,620	32,448
MFS	179,384	220,163	222,832	200,394	153,200	101,095
SLF United Kingdom	19,814	20,329	29,661	31,276	30,578	24,552
SLF Asia	2,229	1,852	1,472	1,348	1,215	893
Corporate Capital	3,948	2,396	3,470	2,978	3,537	3,324
Consolidation Adjustments	(17,225)	(24,015)	(26,734)	(24,975)	(21,021)	(14,455)
Total Company	360,600	351,747	328,533	301,303	250,606	186,254
Net Income from Continuing Operations						
(For the year ended December 31)						
SLF Canada	514	207	195	220	266	249
SLF United States	360	226	228	236	245	156
MFS	174	231	256	187	113	86
SLF United Kingdom	190	180	119	(297)	(336)	(72)
SLF Asia	24	20	27	38	28	36
Corporate Capital	(229)	17	(23)	(220)	(2)	56
Total Company	1,033	881	802	164	314	511

Six-Year Summary by Principal Product

(in millions of Canadian dollars)	2002	2001	2000	1999	1998	1997
Total Assets Under Management (As at December 31)						
Wealth Management	295,824	315,159	293,840	268,949	220,646	158,839
Protection	53,149	33,163	30,345	27,471	26,918	23,074
Corporate and Other	11,627	3,425	4,348	4,883	3,042	4,341
Total Company	360,600	351,747	328,533	301,303	250,606	186,254
Net Income from Continuing Operations						
(For the year ended December 31)						
Wealth Management	668	513	469	(31)	(280)	113
Protection	452	406	330	147	460	307
Corporate and Other	(87)	(38)	3	48	134	91
Total Company	1,033	881	802	164	314	511

Eleven-Year Summary

(in millions of Canadian dollars)	10-Year Average Compound Growth Rate %	5-Year Average Compound Growth Rate %	2002
ASSETS (As at December 31)			
General Fund Assets	14.7	20.0	123,438
Segregated Fund Net Assets	20.1	11.6	52,755
Mutual Funds and Other Assets Under Management	17.4	11.7	184,407
Total Assets Under Management	16.7	14.1	360,600
TOTAL EQUITY	14.6	21.1	14,909
OPERATING RESULTS[1] (For the year ended December 31)			
Revenue			
Premiums			
Annuities	13.7	24.4	7,402
Life Insurance	10.2	11.6	5,403
Health Insurance	10.2	9.3	2,070
Total Premiums	11.8	16.5	14,875
Net Investment Income	6.8	6.0	5,131
Fee Income	20.6	16.7	3,095
Total Revenue	11.1	13.6	23,101
Payments to Policyholders, Beneficiaries and Depositors[2]	12.1	10.4	13,017
Increase in Actuarial Liabilities	6.9	40.0	3,822
Commissions & Expenses	12.1	13.2	4,856
Interest Expenses	14.2	5.8	192
Income Taxes	0.2	(18.3)	98
Non-controlling Interests in Net Income of Subsidiaries	N/A	59.7	83
Net Income from Continuing Operations	16.0	15.1	1,033
Write-off of Confederation Life Goodwill	N/A	N/A	–
Loss from Discontinued Operations, Net of Income Taxes	N/A	N/A	36
Total Net Income	15.6	14.3	997
BUSINESS STATISTICS			
Life Insurance In Force[3]	14.2	14.1	1,139,308
Mutual Fund Sales	19.8	11.0	31,668
Managed Fund Sales[4]	39.7	23.6	29,683
Segregated Fund Deposits	15.5	14.1	6,642
Employees	6.2	7.9	14,905

(1) Certain amounts for prior years were restated in 2002 to reflect the reclassification of certain reinsurance business lines to continuing operations.
(2) Includes net transfers to segregated funds.
(3) Includes reinsurance assumed.
(4) Includes intercompany sales.

2001	2000	1999	1998	1997	1996	1995	1994	1993	1992
80,328	55,010	54,241	54,319	49,700	45,709	42,382	40,297	34,070	31,324
48,544	49,533	46,524	39,213	30,519	26,250	23,709	20,313	10,615	8,428
222,875	223,990	200,538	157,074	106,035	69,820	57,196	46,465	44,069	37,078
351,747	328,533	301,303	250,606	186,254	141,779	123,287	107,075	88,754	76,830
7,725	6,517	5,690	5,875	5,715	5,152	4,868	4,576	4,073	3,822
4,196	4,371	3,494	2,408	2,488	1,917	2,242	2,409	1,917	2,057
3,759	3,523	3,602	3,541	3,126	2,968	2,809	2,540	2,291	2,047
1,482	1,495	1,723	1,633	1,325	1,208	1,157	1,016	860	781
9,437	9,389	8,819	7,582	6,939	6,093	6,208	5,965	5,068	4,885
4,162	3,839	4,261	4,097	3,836	3,526	3,443	2,786	2,645	2,669
3,216	3,318	2,609	2,017	1,430	1,113	832	679	558	477
16,815	16,546	15,689	13,696	12,205	10,732	10,483	9,430	8,271	8,031
9,486	9,291	10,200	9,155	7,945	6,719	6,483	4,895	4,422	4,137
1,697	1,611	934	473	710	931	1,279	2,114	2,043	1,957
4,209	4,230	3,901	3,238	2,617	2,193	1,977	1,891	1,579	1,556
168	159	161	182	145	95	68	29	18	51
306	386	283	310	269	304	269	197	58	96
68	67	46	24	8	–	–	–	–	–
881	802	164	314	511	490	407	304	151	234
–	–	–	260	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–
881	802	164	54	511	490	407	304	151	234
628,206	561,389	673,322	670,094	588,773	514,337	476,657	421,082	343,653	300,831
39,466	45,614	38,123	33,849	18,791	13,150	7,453	6,628	7,025	5,198
31,953	25,869	13,939	12,255	10,304	3,860	3,448	3,324	1,306	1,047
5,851	8,318	4,137	4,345	3,430	3,719	3,619	2,174	2,095	1,567
11,702	11,328	11,046	10,717	10,200	9,750	9,150	9,150	8,300	8,200

Executive Officers

As at April 1, 2003

DONALD A. STEWART
Chairman & Chief Executive Officer

C. JAMES PRIEUR
President & Chief Operating Officer

ROBERT M. ASTLEY
President,
Sun Life Financial Canada

THOMAS A. BOGART
Executive Vice-President &
Chief Legal Officer

DAVID W. DAVIES
Managing Director,
Sun Life Financial U.K.

PAUL W. DERKSEN
Executive Vice-President &
Chief Financial Officer

DOUGLAS C. HENCK
President,
Sun Life Financial Asia

ROBERT C. SALIPANTE
President,
Sun Life Financial U.S.

JOHN R. WRIGHT
Executive Vice-President &
Chief Information Officer

Business Unit & Corporate Function Leaders

As at April 1, 2003

JAMES M. A. ANDERSON
Vice-President, Investments
United States

DOUGLAS W. BROOKS
Vice-President & Chief Risk Officer

GRETA CUSWORTH
Vice-President, Group Benefits
Canada

C. JOSEPH DAHL
Vice-President, Underwriting

PETER F. DEMUTH
Vice-President & Chief Strategy and
Business Development Officer
United States

JANET M. DE SILVA
Chairman &
Chief Executive Officer
Sun Life Financial (Hong Kong) Limited

MARK W. DETORA
Vice-President, Individual Insurance
United States

KEVIN P. DOUGHERTY
Vice-President, Group Retirement Services
Canada

H. ANTHONY FENN
Vice-President, Investments
Asia

RONALD H. FRIESEN
Vice-President, Tax & Corporate Capital

JANET FULLER
Legal & Compliance Director
United Kingdom

EDWARD GARDNER
Finance & Planning Director
United Kingdom

BRIAN GILL
Vice-President & Chief Information Officer
Canada

KATHARIN R. HARKINS
Vice-President, Public Relations &
Communications

NIGEL I. HODGES
Vice-President & Controller

CHRISTINE I. MACKIW
Vice-President & Chief Compliance Officer

DR. ROSS MACKENZIE, FRCP (C), FACC
Vice-President & Chief Medical Director

K. LOUISE MCLAREN
Vice-President, Human Resources

DIKRAN OHANNESSIAN
Vice-President, Integration

PHILIP K. POLKINGHORN
Vice-President,
Retirement Products & Services
United States

THOMAS G. REID
Vice-President, Investor Relations &
Corporate Development

GEOFFREY R. SAGGERS
President Director
PT Sun Life Financial
Indonesia

DAVEY S. SCOON
Vice-President & Chief Administrative
and Financial Officer
United States

ROBERT J. SHARKEY
Senior Vice-President, Corporate Finance

CANDACE SHAW
Vice-President, Corporate Investments

MICHAEL E. SHUNNEY
Vice-President, Group Insurance
United States

MICHAEL P. STRAMAGLIA
Executive Vice-President, Reinsurance &
Chief Investment Officer
Canada

ESTHER C. TAN
President & Chief Executive Officer
Sun Life of Canada (Philippines), Inc.

BARRY J. TRILLER
Executive Vice-President,
Retail Operations
Canada

JAMES H. VAN HARMELEN
Vice-President & Chief Financial Officer
Asia

ANGUS B. WARREN
Vice-President & General Manager
Reinsurance

P. BRUCE WEST
Vice-President & Chief Financial Officer
Canada

JOAN M. WILSON
Vice-President & Corporate Secretary

ROBERT W. WILSON
Vice-President & Actuary

Massachusetts Financial Services Company (MFS)

JEFFREY L. SHAMES
Chairman

JOHN W. BALLEN
Chief Executive Officer

KEVIN R. PARKE
President

Independent Financial Marketing Group, Inc.

ROBERT L. SPADAFORA
President

MFS/Sun Life Financial Distributors, Inc.

THOMAS G. SEITZ
President

Clarica Financial Services Inc.

JACK F. GARRAMONE
President

McLean Budden Limited

DOUGLAS W. MAHAFFY
Chairman & President

Birla Sun Life Joint Ventures

GARY M. COMERFORD
Vice-President, International
& General Manager, India

Sun Life Everbright Life Insurance Company Limited

TIMOTHY CHEN
President &
Chief Executive Officer

Subsidiary Companies

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

As at December 31, 2002 (in thousands of Canadian dollars)

Subsidiary (in alphabetical order)	Address of Head or Principal Office	Book Value of Shares Owned by Company*	Per cent of Voting Shares Owned by Company*
Sun Life Assurance Company of Canada	Toronto, Canada		100%
3060097 Nova Scotia Company	Halifax, Canada	59,400	100%
3399435 Canada Inc.	Toronto, Canada		100%
Clarica Investco Inc.	Waterloo, Canada	(2,340)	100%
Clarica MEEL Holdings Limited	Waterloo, Canada		100%
Clarica Reinsurance Holdings, Inc.	Brookfield, USA	3,718	100%
Sun Life Reinsurance Company Limited	Bridgetown, Barbados		100%
Clarica Reinsurance (Ireland) Limited	Dublin, Ireland	34,309	100%
Clarica Trustco Inc.	Waterloo, Canada	277	100%
Clarica Financial Services Inc.	Waterloo, Canada		100%
Clarica Trust Company	Waterloo, Canada		100%
Synera Financial Services Inc.	Toronto, Canada		100%
Clarica U.S. Inc.	Wellesley Hills, USA	(42,555)	100%
Clarica Life Insurance Company – U.S.	Wellesley Hills, USA		100%
Clarica Membership Services, Inc.	Wellesley Hills, USA		100%
WSLIC Marketing Corporation	Wellesley Hills, USA		100%
Western States Development Corporation	Wellesley Hills, USA		100%
IQON Financial Management Inc.	Winnipeg, Canada	(656)	51%
IQON Financial Inc.	Winnipeg, Canada		100%
IQON Insurance Brokerage Inc.	Winnipeg, Canada		75.5%
McLean Budden Limited	Toronto, Canada	13,961	56%
McLean Budden Funds Inc.	Toronto, Canada		100%
PT Sun Life Financial Indonesia	Jakarta, Indonesia	1,797	80%
R.D.C. Property Services Ltd.	Waterloo, Canada		100%
Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados	856	100%
Sun Life Assurance Company of Canada – U.S. Operations Holdings, Inc.	Wellesley Hills, USA	252,851	100%
Sun Life Financial (Japan), Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
IFMG Securities, Inc.	Purchase, USA		100%
Independent Financial Marketing Group, Inc.	Purchase, USA		100%
IFS Agencies of Alabama, Inc.	Purchase, USA		100%
IFMG of Oklahoma, Inc.	Purchase, USA		100%
IFS Agencies, Inc.	Purchase, USA		100%
IFS Agencies of New Mexico, Inc.	Purchase, USA		100%
IFS Insurance Agencies of Ohio, Inc.	Purchase, USA		100%
IFS Insurance Agencies of Texas, Inc.	Purchase, USA		100%
LSC Insurance Agency of Arizona, Inc.	Purchase, USA		100%
LSC Insurance Agency of Nevada, Inc.	Purchase, USA		100%
LSC Insurance Agency of New Mexico, Inc.	Purchase, USA		100%
MFS/Sun Life Financial Distributors, Inc.	Wellesley Hills, USA		100%
Sunesco Insurance Agency, Inc.	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA		100%
Keyport Life Insurance Company	Wellesley Hills, USA		100%
Independence Life and Annuity Company	Wellesley Hills, USA		100%
Keyport Financial Services Corp.	Wellesley Hills, USA		100%
Sun Life Insurance and Annuity Company of New York	New York, USA		100%
Sun Canada Financial Co.	Wellesley Hills, USA		100%
Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA		100%
Clarendon Insurance Agency, Inc.	Wellesley Hills, USA		100%
Sun Benefit Services Company, Inc.	Wellesley Hills, USA		100%
Sun Capital Advisers, Inc.	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Holdings General Partner, Inc.	Wellesley Hills, USA		100%

*The book value (in thousands of Canadian dollars) of shares and the percentage held are stated at the equity in such investments held by the Company and other subsidiaries of the Company.

Subsidiary (in alphabetical order)	Address of Head or Principal Office	Book Value of Shares Owned by Company*	Per cent of Voting Shares Owned by Company*
Sun Life of Canada (U.S.) SPE 97-1, Inc.	Wellesley Hills, USA		100%
Sun Life Financial Services Limited	Hamilton, Bermuda		100%
Vision Financial Corporation	Neene, USA		100%
Sun Life of Canada (U.S.) Capital Trust 1	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Limited Partnership I	Wellesley Hills, USA		100%
Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA		100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA		99.7%
Massachusetts Financial Services Company	Boston, USA		92%
MFS Fund Distributors, Inc.	Boston, USA		100%
MFS Heritage Trust Company	Manchester, USA		100%
New England Streaming Media, LLC	Boston, USA		86%
E-City Radio Network, LLC	Somerville, USA		100%
MFS Institutional Advisors, Inc.	Boston, USA		100%
MFS Institutional Advisors (Australia) Ltd.	Sydney, Australia		100%
MFS International Ltd.	Hamilton, Bermuda		100%
MFS International S.C. Ltda.	Sao Paulo, Brazil		100%
MFS International (U.K.) Ltd.	London, U.K.		100%
MFS Japan Holdings, LLC	Boston, USA		100%
MFS Investment Management K.K.	Tokyo, Japan		92.6%
MFS Investment Management (LUX) S.A.	Boston, USA		100%
MFS Original Research Advisors, LLC	Boston, USA		100%
MFS Original Research Partners, LLC	Boston, USA		100%
MFS Retirement Services, Inc.	Boston, USA		100%
MFS Service Center, Inc.	Boston, USA		100%
Vertex Investment Management, Inc.	Boston, USA		100%
Sun Life Capital Trust	Toronto, Canada	1,706	100%
Sun Life Financial Advisory Inc.	Montreal, Canada		100%
Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	100	100%
Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda		100%
Sun Life Financial (Hong Kong) Limited	Hong Kong	48	100%
Sun Life Financial (Hungary) Investments Inc.	Toronto, Canada		100%
Sun Life (Hungary) Group Financing Limited Liability Company	Hrsz, Hungary	73,785	100%
Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	(1,740)	100%
Sun Life Financial Quantitative Management Inc.	Toronto, Canada		100%
Sun Life Financial Realty Advisors Inc.	Toronto, Canada	(34)	100%
Sun Life Financial Trust Inc.	Toronto, Canada	(1,772)	100%
Sun Life (India) AMC Investments Inc.	Toronto, Canada	2,887	100%
Sun Life (India) Distribution Investments Inc.	Toronto, Canada	477	100%
Birla Sun Life Distribution Company Limited	Mumbai, India		50.001%
BSDL Insurance Advisory Services Ltd.	Maharashtra, India		100%
Sun Life (India) Securities Investments Inc.	Toronto, Canada	992	100%
Sun Life Information Services Ireland Limited	Waterford, Ireland	98	100%
Sun Life Inversiones S.A.	Santiago, Chile	12,144	100%
Sun Life of Canada International Assurance Limited	Bridgetown, Barbados	1,013	100%
Sun Life of Canada UK Holdings plc	Basingstoke, U.K.	212,654	100%
SLC Financial Services (U.K.) Limited	Basingstoke, U.K.		100%
Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, U.K.		100%
BHO Lease Company Limited	Jersey, Channel Islands		100%
Sun Life of Canada Nominees Limited	Basingstoke, U.K.		100%
Sun Life Financial of Canada Trustee Limited	Basingstoke, U.K.		100%
Sun Life of Canada (U.K.) Overseas Investment Limited	Basingstoke, U.K.	32,908	100%
Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands	(3,600)	100%
Sun Life of Canada (Philippines), Inc.	Manila, Philippines		99.99%
Sun Life Financial Plans, Inc.	Manila, Philippines		100%
Sun Life Asset Management Company, Inc.	Manila, Philippines		99.99%
Sun Life Securities Inc.	Toronto, Canada	3,314	100%

*The book value (in thousands of Canadian dollars) of shares and the percentage held are stated at the equity in such investments held by the Company and other subsidiaries of the Company.

Corporate, Investor Relations and Shareholder Information

CORPORATE OFFICE

Sun Life Financial
Services of Canada Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: (416) 979-9966
www.sunlife.com

INVESTOR RELATIONS

For financial analysts, portfolio managers and institutional investors requiring financial information, please contact:
Thomas G. Reid,
Vice-President, Investor Relations
Tel: (416) 204-8163
Fax: (416) 597-9108
investor.relations@sunlife.com

SHAREHOLDER SERVICES

For shareholder account inquiries please contact the Transfer Agent according to the information on the next page. For shareholder related matters please contact:
Jo-Anne Archibald,
Director, Shareholder Services
Fax: (416) 598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com

SUN LIFE FINANCIAL CONTACT LIST

For information about the Sun Life Financial group of companies, corporate news, financial results, your insurance policies (including change of address for your policy) or to receive investor publications please contact:

CANADA

Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: (416) 408-7500
Call Centre:
1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. EST
www.sunlife.ca

Waterloo Office
Customer Service Centre
227 King Street South
P.O. Box 1601, STN Waterloo
Waterloo, Ontario
Canada N2J 4C5
Call Centre:
Tel: 1 888 864-5463 (English)
Tel: 1 888 456-2843 (French)
Mon. to Fri. 8:00 a.m. – 8:00 p.m. EST
www.clarica.com

Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: (514) 866-6411
Call Centre:
1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. EST
www.sunlife.ca

UNITED STATES

One Sun Life Executive Park SC 2132
Wellesley Hills, Massachusetts
USA 02481
Tel: (781) 237-6030
Call Centre:
1 800 SUN-LIFE/1 800 786-5433
Mon. to Fri. 8:00 a.m. – 5:00 p.m. EST
www.sunlife-usa.com

UNITED KINGDOM

Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160 5040
Call Centre: (0870) 164 6060
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
www.sunlifeofcanada.co.uk

ASIA

Regional Headquarters
2008 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
www.sunlife.com

Hong Kong
8th Floor, Sun Life Financial Tower
68 Yee Wo Street
Causeway Bay, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 8:30 a.m. – 5:00 p.m.
www.sunlife.com.hk

Indonesia
PT Sun Life Financial Indonesia
World Trade Centre, 8th Floor
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (021) 521-1428

India
Birla Sun Life Asset Management Company
Ahura Centre, 2nd Floor
Mahakali Caves Road, Andheri (E)
Mumbai, India – 400 093
Tel: 91-22-5692-8000

Birla Sun Life Insurance Company
Ahura Centre, 1st Floor
Mahakali Caves Road, Andheri (E)
Mumbai, India – 400 093
Tel: 91-22-5691-7777
Mon. to Fri. 7:00 a.m. – 11:00 p.m.
www.birlasunlife.com

People's Republic of China
Beijing Representative Office
Bright China Chang An Building
Suite 1010, Tower A
No.7 Jianguomennei Dajie
Beijing, People's Republic of China
100005
Tel: (8610) 6510-2783

Philippines
12th Floor, The Enterprise Centre
Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines
Tel: (632) 886-6188
Call Centre: (632) 849-9888
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
www.sunlife.com.ph

TRANSFER AGENT

For information on your Sun Life Financial Services of Canada Inc. shareholdings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian office.

Canada and the United States

CIBC Mellon Trust Company
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
1 888 290-0048 (French)
Outside of North America:
Tel: (416) 348-9412
Fax: (416) 643-5501
Mon. to Fri. 8:30 a.m. – 6:00 p.m. EST
inquiries@cibcmellon.com
www.cibcmellon.com

United Kingdom

Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
Mon. to Fri. 9:00 a.m. – 5:00 p.m.
ssdblueco@capitaregistrars.com
www.capitaregistrars.com

Philippines

The Hongkong and Shanghai Banking Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces:
Tel: 1 800 1 888-2422
Mon. to Fri. 9:00 a.m. – 5:30 p.m.
www.hsbc.com.ph

Hong Kong

Computershare Hong Kong Investor Services Limited
Rooms 1901–1905, 19th Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
Mon. to Fri. 9:00 a.m. – 5:30 p.m.
Sat. 9:00 a.m. – 12:30 p.m.
hkinfo@computershare.com.hk
www.computershare.com

DIVIDENDS

Subject to the approval of the Board of Directors, dividends are paid at the end of each calendar quarter.

STOCK EXCHANGE LISTINGS

Ticker Symbol: SLF
Sun Life Financial Services of Canada Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.

As of March 31, 2003 there were 613,383,786 outstanding common shares, which are the only voting securities.

2003 ANNUAL MEETING

The Annual Meeting will be held on:
Date: Wednesday, June 4, 2003
Time: 10:00 a.m.
Place: Metro Toronto Convention Centre
South Building, Room 801
222 Bremner Boulevard
Toronto, Canada.

INTERBRAND PRINTING: BOWNE OF CANADA LTD. PRINCIPAL PHOTOGRAPHY: BERNARD BOHN, GERALD ALLAIN

Sun Life Financial

SUN LIFE FINANCIAL SERVICES OF CANADA INC.
150 KING STREET WEST
TORONTO, ONTARIO
CANADA M5H 1J9

www.sunlife.com